UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May 2010

Kabel Deutschland GmbH

(Translation of registrant’s name into English)

Betastrasse 6-8, 85774 Unterfoehring, Germany

(Address of principal executive office)

Commission File Number 333-137371

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                .

Consolidated Financial Statements and

Group Management Report

of

Kabel Deutschland Holding AG, Unterfoehring

as the parent company of Kabel Deutschland GmbH

for the Fiscal Year Ended

March 31, 2010

Kabel Deutschland Holding AG, Unterfoehring

Consolidated Statement of Financial Position as of March 31, 2010

	Note	March 31, 2010	March 31, 2009
		€	T€
Assets
Current Assets
Cash and Cash Equivalents	3.1	271,344,756.91	52,103
Trade Receivables	3.2	87,954,910.80	106,579
Receivables from Shareholders		0.00	1,613
Inventories	3.3	12,447,422.68	15,929
Receivables from Tax Authorities	3.4	1,398,082.41	5,212
Other Current Financial Assets	3.5	9,511,925.20	36,462
Prepaid Expenses	3.5	15,397,327.09	13,095

Total Current Assets		398,054,425.09	230,993

Non-Current Assets
Intangible Assets	3.6	749,314,445.26	903,954
Property and Equipment	3.7	1,193,165,763.72	1,214,055
Equity Investments in Associates	3.8	9,022,292.38	5,630
Deferred Tax Assets	4.9	207,625.00	293
Prepaid Expenses	3.5	15,727,176.12	17,191

Total Non-Current Assets		1,967,437,302.48	2,141,123

Total Assets		2,365,491,727.57	2,372,116

Equity and Liabilities
Current Liabilities
Current Financial Liabilities	3.11.1	23,083,660.85	39,522
Trade Payables		239,328,721.12	261,041
Other Current Provisions	3.13	16,917,937.27	40,442
Liabilities due to Income Taxes	4.9	45,109,052.18	23,127
Deferred Income	3.10	240,335,058.39	241,688
Other Current Liabilities	3.9	87,774,508.56	87,140

Total Current Liabilities		652,548,938.37	692,960

Non-Current Liabilities
Non-Current Financial Liabilities*	3.11.2	3,092,024,503.26	3,047,737
Deferred Tax Liabilities	4.9	115,114,881.00	119,753
Provisions for Pension	3.12	39,443,036.00	35,309
Other Non-Current Provisions	3.13	29,069,278.03	25,995
Other Non-Current Liabilities	3.14	38,787,272.12	102,492
Deferred Income		1,425,817.79	1,626

Total Non-Current Liabilities		3,315,864,788.20	3,332,912

Equity	3.15
Subscribed Capital		90,000,000.00	99
Capital Reserve		120,587,524.10	50,124
Cash Flow Hedge Reserve		0.00	-59
Asset Revaluation Surplus		1,173,437.38	1,352
Accumulated Deficit		-1,823,064,187.54	-1,713,799

		-1,611,303,226.06	-1,662,283
Minority Interests		8,381,227.06	8,527

Total Equity (Deficit)		-1,602,921,999.00	-1,653,756

Total Equity and Liabilities		2,365,491,727.57	2,372,116

*	Included in Non-Current Financial Liabilities are € 677,562,058.08 for Senior Notes (prior year: T€ 680,130)

The accompanying notes to this consolidated statement of financial position form an integral part to these consolidated financial statements.

Kabel Deutschland Holding AG, Unterfoehring

Consolidated Statement of Income

for the Period from April 1, 2009 to March 31, 2010

	Note	April 1, 2009 – March 31, 2010	April 1, 2008 – March 31, 2009
		€	T€
Revenues	4.1	1,501,550,051.67	1,370,331
Cost of Services Rendered thereof depreciation/amortization T€ 242,154 (prior year T€ 205,504)	4.2	-736,495,919.00	-696,555
Other Operating Income	4.3	14,569,703.83	18,079
Selling Expenses thereof depreciation/amortization T€ 181,304 (prior year T€ 169,348)	4.4	-448,679,498.99	-425,622
General and Administrative Expenses thereof depreciation/amortization T€ 26,707 (prior year T€ 27,802)	4.5	-136,315,195.47	-129,581

Profit from Ordinary Activities		194,629,142.04	136,652
Interest Income	4.7	4,600,620.73	3,512
Interest Expense	4.7	-222,177,565.89	-304,827
Accretion/Depreciation on Investments and other Securities		0.00	76
Income from Associates	4.8	3,392,213.34	14,052

Loss before Taxes		-19,555,589.78	-150,535
Benefit/Taxes on Income	4.9	-25,787,666.42	6,240

Net loss for the period		-45,343,256.20	-144,295

Attributable to:
Equity holders of the parent		-46,783,638.56	-145,154
Minority interests	4.10	1,440,382.36	859

		-45,343,256.20	-144,295

Earnings per Share:
Basic Earnings per Share	4.11	-0.52	n/a
Diluted Earnings per Share	4.11	-0.52	n/a

The accompanying notes to this statement of income form an integral part to these consolidated financial statements.

Kabel Deutschland Holding AG, Unterfoehring

Consolidated Statement of Comprehensive Income

for the Period from April 1, 2009 to March 31, 2010

	April 1, 2009 – March 31, 2010	April 1, 2008 – March 31, 2009
	€	T€
Net loss for the period	-45,343,256.20	-144,295

Changes in fair value of hedging instruments	84,666.85	-1,919
Income tax	-25,992.72	572

Other comprehensive income	58,674.13	-1,347

Total comprehensive income	-45,284,582.07	-145,642

Attributable to:
Equity holders of the parent	-46,724,964.43	-146,501
Minority Interests	1,440,382.36	859

Kabel Deutschland Holding AG, Unterfoehring

Consolidated Statement of Cash Flows

for the Period from April 1, 2009 to March 31, 2010

	Note	April 1, 2009 – March 31, 2010	April 1, 2008 – March 31, 2009
		T€	T€
1. Cash flows from operating activities
Net loss for the period		-45,343	-144,295
Adjustments to reconcile net loss to cash provided by operations:
Benefit / Taxes on income		25,788	-6,240
Interest expense		222,178	304,827
Interest income		-4,601	-3,512
Accretion / Depreciation and amortization on fixed assets		450,165	402,654
Accretion / Depreciation on investments and other securities		0	-76
Gain / Loss on disposal / sale of fixed assets (intangible assets; property and equipment; financial assets)		3,454	1,407
Income from associates		-3,392	-14,052
Compensation expense relating to share-based payments		15,669	2,063

		663,918	542,776
Changes in assets and liabilities:
Increase (-) / decrease (+) of inventories		3,482	10,359
Increase (-) / decrease (+) of trade receivables		18,624	27,758
Increase (-) / decrease (+) of other assets		4,256	-14,084
Increase (+) / decrease (-) of trade payables		-22,310	38,584
Increase (+) / decrease (-) of other provisions		-17,250	23,154
Increase (+) / decrease (-) of deferred income		-1,553	27,737
Increase (+) / decrease (-) of provisions for pensions		2,221	3,352
Increase (+) / decrease (-) of other liabilities		-138	12,219

Cash provided by operations		651,250	671,855
Income taxes paid (-) / received (+)		-2,545	-3,576

Net cash from operating activities		648,705	668,279

2. Cash flows from investing activities
Cash received from disposal / sale of fixed assets (intangible assets; property and equipment; financial assets)		1,025	1,107
Cash received from sale of investments		0	13,000
Cash paid for investments in intangible assets		-78,695	-85,285
Cash paid for investments in property and equipment		-248,483	-287,729
Cash received (+) / paid (-) for acquisitions, net of cash acquired	1.3	53,885	-527,827
Interest received		3,115	2,517

Net cash used in investing activities		-269,153	-884,217

3. Cash flows from financing activities
Cash received from / payments to shareholders		29,304	-6,900
Cash payments to minorities		-1,586	-1,109
Cash received non-current financial liabilities		199,000	785,000
Cash repayments of non-current financial liabilities		-199,000	-310,000
Cash payments for reduction of finance lease liabilities		-8,858	-8,229
Interest and transaction costs paid		-179,170	-206,913

Net cash from financing activities		-160,310	251,849

4. Cash and cash equivalents at the end of the period
Changes in cash and cash equivalents (subtotal of 1 to 3)		219,242	35,911
Valuation adjustments on cash and cash equivalents		0	76
Cash and cash equivalents at the beginning of the period		52,103	16,116

Cash and cash equivalents at the end of the period	3.1	271,345	52,103

The accompanying notes to this cash flow statement form an integral part to these consolidated financial statements.

Kabel Deutschland Holding AG, Unterfoehring

Statement of Changes in Consolidated Equity

for the Period from April 1, 2008 to March 31, 2010

		Attributable to equity holders of the parent
	Note	Subscribed capital	Capital reserve	Cash flow hedge reserve	Asset Revaluation Surplus	Accumulated deficit	Total	Minority Interests	Total Equity (Deficit)
		€	€	€	€	€	€	€	€
Balance as of April 1, 2008		99,000.00	49,600,255.94	1,288,398.15	0.00	-1,561,908,587.39	-1,510,920,933.30	0.00	-1,510,920,933.30
Net loss of the period		0.00	0.00	0.00	0.00	-145,153,565.87	-145,153,565.87	858,866.51	-144,294,699.36
Changes in other comprehensive income (net of tax)		0.00	0.00	-1,347,072.28	0.00	0.00	-1,347,072.28	0.00	-1,347,072.28

Total comprehensive income (loss) for the period		0.00	0.00	-1,347,072.28	0.00	-145,153,565.87	-146,500,638.15	858,866.51	-145,641,771.64

Additions relating to share-based payment	5.5	0.00	523,446.97	0.00	0.00	0.00	523,446.97	0.00	523,446.97
Transactions with parents		0.00	0.00	0.00	0.00	-6,900,000.00	-6,900,000.00	0.00	-6,900,000.00
Additions relating to acquisitions		0.00	0.00	0.00	1,515,071.08	0.00	1,515,071.08	8,776,816.00	10,291,887.08
Dividend distribution to minorities		0.00	0.00	0.00	0.00	0.00	0.00	-1,108,618.50	-1,108,618.50
Reclassification of Asset Revaluation Surplus		0.00	0.00	0.00	-163,390.02	163,390.02	0.00	0.00	0.00

Balance as of March 31, 2009 / April 1, 2009		99,000.00	50,123,702.91	-58,674.13	1,351,681.06	-1,713,798,763.24	-1,662,283,053.40	8,527,064.01	-1,653,755,989.39
Net loss of the period		0.00	0.00	0.00	0.00	-46,783,638.56	-46,783,638.56	1,440,382.36	-45,343,256.20
Changes in other comprehensive income (net of tax)		0.00	0.00	58,674.13	0.00	0.00	58,674.13	0.00	58,674.13

Total comprehensive income (loss) for the period		0.00	0.00	58,674.13	0.00	-46,783,638.56	-46,724,964.43	1,440,382.36	-45,284,582.07

Increase from the company’s own funds		89,900,000.00	0.00	0.00	0.00	-89,900,000.00	0.00	0.00	0.00
Additions relating to share-based payment	5.5	0.00	70,463,821.19	0.00	0.00	0.00	70,463,821.19	0.00	70,463,821.19
Transactions with parents		1,000.00	0.00	0.00	0.00	27,239,970.58	27,240,970.58	0.00	27,240,970.58
Dividend distribution to minorities		0.00	0.00	0.00	0.00	0.00	0.00	-1,586,219.31	-1,586,219.31
Reclassification of Asset Revaluation Surplus		0.00	0.00	0.00	-178,243.68	178,243.68	0.00	0.00	0.00

Balance as of March 31, 2010		90,000,000.00	120,587,524.10	0.00	1,173,437.38	-1,823,064,187.54	-1,611,303,226.06	8,381,227.06	-1,602,921,999.00

The accompanying notes to this statement of changes in consolidated equity form an integral part to these consolidated financial statements.

Kabel Deutschland Holding AG

Notes to the Consolidated Financial Statements

as of March 31, 2010

1.	General Information
1.1	Acknowledgement
1.2	Basis of Presentation
1.3	Consolidation
1.4	Currency Translation

2.	Accounting and Valuation Methods
2.1	Accounting Standards Recently Issued by the IASB
2.2	Cash and Cash Equivalents
2.3	Trade and Other Receivables
2.4	Inventories
2.5	Financial Instruments
2.6	Intangible Assets
2.7	Property and Equipment
2.8	Equity
2.9	Impairment
2.10	Trade Payables and Other Liabilities
2.11	Employee Benefits
2.12	Other Provisions
2.13	Revenue and Other Operating Income
2.14	Income Taxes
2.15	Key Judgments and Estimation Uncertainty

3.	Notes to the Consolidated Statement of Financial Position
3.1	Cash and Cash Equivalents
3.2	Trade Receivables
3.3	Inventories
3.4	Receivables from Tax Authorities
3.5	Other Current Financial Assets and Prepaid Expenses
3.6	Intangible Assets
3.7	Property and Equipment
3.8	Equity Investments in Associates
3.9	Other Current Liabilities
3.10	Deferred Income
3.11	Financial Liabilities (current and non-current) and Senior Notes
3.12	Provisions for Pension
3.13	Other Provisions (current and non-current)
3.14	Other Non-current Liabilities
3.15	Equity

4.	Notes to the Consolidated Statement of Income
4.1	Revenues
4.2	Cost of Services Rendered
4.3	Other Operating Income
4.4	Selling Expenses
4.5	General and Administrative Expenses
4.6	Personnel Expenses
4.7	Financial Results
4.8	Income from Associates
4.9	Benefit/Taxes on Income
4.10	Profit attributable to Non-Controlling Interests
4.11	Earnings per Share

5.	Other Notes
5.1	Segment Reporting
5.2	Impairment Testing of Goodwill
5.3	Other Financial Obligations and Contingencies
5.4	Related Parties
5.5	Share-based Payments
5.6	Financial Instruments
5.7	Important Group Companies
5.8	Particular Events after the Balance Sheet Date
5.9	Management and Supervisory Board
5.10	Other Mandatory Disclosures According to German Commercial Code
5.11	Authorization of Financial Statements

Kabel Deutschland Holding AG

Notes to the Consolidated Financial Statements—(Continued)

as of March 31, 2010

1.    General Information

Kabel Deutschland Holding AG (hereinafter referred to as “KDH AG” or the “Company”) and its consolidated Group Entities (together “KDH” or the “Group” and individually the “Group Entities”) is the largest cable network operator in Germany in terms of subscribers, revenues and residential units that can be connected to KDH’s network (“homes passed”).

KDH offers a variety of television and telecommunications services to its subscribers, including Basic Cable services, Premium-TV services, broadband internet access, fixed-line phone and mobile phone services.

KDH AG resulted from the change in legal form of Kabel Deutschland Holding GmbH (hereinafter referred to as “KD HoldCo”; HRB 155690) into an AG effective as of March 4, 2010. KDH AG’s registered office is in Unterfoehring, Betastrasse 6 – 8 (commercial register of Munich HRB 184452), Germany.

By resolution of the Shareholders’ Meeting of February 19, 2010, the share capital of KD HoldCo was increased from the company’s own resources by € 89,900,000 from € 100,000 to € 90,000,000. Since its change of legal form as resolved by the same shareholders’ resolution, the Company has existed as a German stock corporation (Aktiengesellschaft) with a share capital of currently € 90,000,000, registered together with the capital increase in the commercial register on March 4, 2010.

Since commencement of market trading of the Company’s stock on March 22, 2010, the Company is listed in the regulated market (Prime Standard) of the Frankfurt Stock Exchange under ISIN DE000KD88880.

The Company is the management and holding company of the Group. As the parent company of the Group, the Company performs the typical tasks of a holding company such as the strategic development of the Group, financing activities and the provision of services for its affiliated companies. The Group’s business is primarily conducted by the relevant operating subsidiaries, the most important being Kabel Deutschland GmbH (“KDG”) and Kabel Deutschland Vertrieb und Service GmbH & Co. KG (“KDVS”).

In order to meet its obligations KDH AG will be dependent on receiving payments from its subsidiaries which in turn have limitations on distributions to KDH AG.

The consolidated financial statements of the Group as of and for the year ended March 31, 2010 comprise KDH AG and its subsidiaries and the Group’s interest in associates.

The annual consolidated financial statements of the Group were authorized for issuance by the Management Board in accordance with IAS 10 on May 27, 2010.

1.1    Acknowledgement

The consolidated financial statements of the Group for the two years ended March 31, 2010 and March 31, 2009 have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and adopted by the European Union (EU), as well as in accordance with Section 315a para. 1 German Commercial Code (“HGB”). All IFRSs issued by the IASB, effective at the time of preparing the consolidated financial statements and applied by the Group, have been adopted for use in the European Union (EU) by the European Commission. The consolidated financial statements of KDH thus also comply with IFRS as issued by the IASB and take into account the additional disclosures required by Section 315a para. 1 HGB.

1.2    Basis of Presentation

The Group’s fiscal year is the twelve month period ending March 31.

The consolidated financial statements and notes have been prepared and are presented in Euros, which is the Company’s functional currency and all values are rounded to the nearest thousand (T€) except where otherwise stated. Totals in tables were calculated on the basis of precise figures and rounded to T€. The Group’s financial statements have been prepared using consistent accounting and consolidation methods for all periods presented. The Group’s consolidated statement of income has been prepared using the cost of sales method under IFRS. The consolidated financial statements have been prepared on a historical cost basis except for derivative financial instruments and liabilities related to shares in Cayman Cable Holding L.P. (“Cayman Cable” or the “Partnership”) granted under former Management Equity Participation Programs (“MEP”) and still outstanding that have been measured at fair value.

Kabel Deutschland Holding AG

Notes to the Consolidated Financial Statements—(Continued)

as of March 31, 2010

The preparation of financial statements in conformity with International Financial Reporting Standards requires judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Although these estimates are based on management’s best knowledge of current events and actions, actual results ultimately may differ from those estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

With respect to key judgments and estimation uncertainty, refer to note 2.15.

1.3    Consolidation

Scope of Consolidation

In addition to the parent company KDH AG, the consolidated financial statements as of March 31, 2010 include all companies in which KDH AG holds a direct or indirect interest of more than 50% of the outstanding voting rights of an entity and are under the control of KDH AG as defined by IAS 27 “Consolidated and Separate Financial Statements”.

Intercompany transactions, balances and unrealized gains on transactions between KDH AG and its subsidiaries are eliminated in consolidation. The accounting policies of the Group Entities are consistent with the policies adopted by KDH AG. Acquisitions are accounted for using the purchase method of accounting.

Subsidiaries are fully consolidated from the date of acquisition, being the date on which the Group obtains control and cease to be fully consolidated from the date on which the Group loses control. Where there is a loss of control of a subsidiary, the consolidated financial statements include the results for the part of the reporting year during which the Group had control.

Companies, in which KDH AG has significant influence over the business and the financial policies as defined by IAS 28 “Investments in Associates”, are recorded in the consolidated financial statements using the equity method. Intercompany profits and losses of associated companies are eliminated in consolidation in relation to their shareholding ratio.

Merger

As of July 1, 2009 RKS Niedersächsische Kabel-Service-Beteiligungsgesellschaft mbH Hanover was merged into KDVS retroactive to March 1, 2009.

Business Combination and Goodwill

Subsidiaries are consolidated from the date on which control is transferred to the Company and cease to be consolidated from the date on which control is transferred out of the Company. Where there is a loss of control of a subsidiary, the consolidated financial statements include the results for the part of the reporting year during which the Company had control.

Goodwill corresponds to the difference between the acquisition cost and the fair value of the acquired assets and liabilities of a business combination. Goodwill is not subject to amortization; it is tested for impairment at least annually and, if necessary, written down to the extent impaired.

Kabel Deutschland Holding AG

Notes to the Consolidated Financial Statements—(Continued)

as of March 31, 2010

Share Acquisitions

On April 30, 2008, KDH acquired from the Orion Cable Group, a Level 4 network operator in Germany, network assets serving cable television subscribers (“Orion Acquisition”) in eight German federal states where the Group also has cable TV operations. The Orion Acquisition was consolidated for the first time as of April 30, 2008 and was fully financed with the borrowings under a new Tranche C as part of KDH’s Senior Credit Facility (see 3.11.2). The Orion Acquisition has been accounted for using the purchase method of accounting. The purchase price originally amounted to T€ 529,015 (originally cash paid to the seller of T€ 491,578 in a first tranche and T€ 13,550 in a second tranche for the remaining shares acquired on June 30, 2008 and an assumption of intercompany liabilities in the amount of T€ 23,887), and costs associated with the acquisition amounted to T€ 34,408. However, KDH agreed with Orion, as part of a contractually agreed standard purchase price adjustment process, to reduce the original purchase price by T€ 67,500. The adjustment was accounted for as a reduction to goodwill of T€ 19,437 as of March 31, 2009 and an additional reduction of T€ 48,063 as of May 21, 2009. The goodwill recognized on the acquisition totaled T€ 287,274 as of March 31, 2010.

While several issues with respect to the purchase price determination were settled in May 2009, the parties continue to dispute whether and to which extent the purchase price has to be further adjusted for costs incurred by some acquired companies for certain central functions such as customer care, IT, finance and human resources. In September 2009, the arbitration court informed the parties that in its view the neutral expert’s decision (Schiedsgutachten) issued under the Orion Share Purchase Agreement in May 2009, which stated that these costs must not be accounted for under the purchase price formula, is not binding pursuant to Section 319 para. 1 of the German Civil Code (“BGB”). However, the question if and to which extent the purchase price has to be adjusted with respect to the costs for the central functions remains open and will now be decided by the arbitration panel.

The acquisition cost as of March 31, 2010 and March 31, 2009 was as follows:

	March 31, 2010	March 31, 2009
	T€	T€
Purchase price	461,475	509,538
Cost associated with the acquisition	34,408	34,408

Total acquisition cost	495,883	543,946

Included in the cost associated with the acquisition of T€ 34,408 are costs directly attributable to the Orion Acquisition such as professional fees for lawyers, due diligence and other professional advisers, M&A fees and fees relating to the closing of the Orion Acquisition.

1.4    Currency Translation

The functional and reporting currency of KDH AG is the Euro.

Foreign currency transactions were converted to Euros at the exchange rate applicable on the date of the transaction. Monetary assets and liabilities denominated in foreign currencies existing as of the balance sheet date are translated to Euros at the exchange rate of the European Central Bank on the balance sheet date. The foreign currency gain or loss on monetary items is the difference between amortized cost in the functional currency at the beginning of the period, adjusted for effective interest and payments during the period, and the amortized cost in foreign currency translated at the exchange rate at the end of the reporting period. These currency differences are recognized in the consolidated statement of income.

Non-monetary assets and liabilities denominated in foreign currencies existing as of the balance sheet date which are to be carried at fair value were converted to Euros at the European Central Bank rate as of the date that the fair value was determined. The Group used the following exchange rates (spot rates):

	March 31, 2010	March 31, 2009
€ 1	US$1.3479	US$1.3308

Kabel Deutschland Holding AG

Notes to the Consolidated Financial Statements—(Continued)

as of March 31, 2010

2.    Accounting and Valuation Methods

2.1    Accounting Standards Recently Issued by the IASB

The consolidated financial statements of Kabel Deutschland Holding AG have been prepared in accordance with the International Financial Reporting Standards (IFRS) as adopted by the European Union (EU), as well as with the regulations under commercial law as set forth in Section 315a para. 1 HGB. The Group therefore applied all IFRSs and IFRIC interpretations issued by the IASB, London, which are effective as of March 31, 2010, adopted by the EU and applicable to the Group. The designation IFRS also includes all valid IAS. All interpretations of the IFRIC, formerly the SIC, were also applied.

Accounting Standards recently issued by the IASB and applied by the Group

In addition to the IFRSs and IFRIC interpretations already applied by the Group in the fiscal year ending March 31, 2009, it has adopted the following new or amended IFRS standards and IFRIC interpretations during the year ended March 31, 2010. Adoption of these revised standards and interpretations did not have any effect on the financial performance or position of the Group. They did however give rise to additional disclosures.

The omnibus of amendments to different standards issued as a result of the annual improvements project in May 2008 is in most parts effective for financial years beginning on or after January 1, 2009. Therefore, the Company has adopted these amendments during the financial year ended March 31, 2010. The amendments have been issued primarily with a view to removing inconsistencies and clarifying wording and did not have material impact on the consolidated financial statements.

The revised IAS 1 “Presentation of Financial Statements” was issued in September 2007 and is effective for financial years beginning on or after January 1, 2009. The standard separates owner and non-owner changes in equity. The statement of changes in equity will include only details of transactions with owners, with non-owner changes in equity presented as a single line. In addition, the standard introduces the statement of comprehensive income which presents all items of recognized income and expense, either in one single, or in two linked statements. As the amendment to IAS 1 only affects disclosure requirements, it did not have an impact on the Group’s results of operations, financial position or cash flows.

On March 5, 2009, the IASB issued Improving Disclosures about Financial Instruments in the Standard IFRS 7 “Financial Instruments: Disclosures” that is effective for annual periods beginning on or after January 1, 2009. The amendments require enhanced disclosures about fair value measurements and liquidity risk. Among other things, the amendments introduce a three-level hierarchy for fair value measurement disclosures and require entities to provide additional disclosures about the relative reliability of fair value measurements. In addition, the amendments clarify and enhance the existing requirements for the disclosure of liquidity risk. This is aimed at ensuring that the information disclosed enables users of an entity’s financial statements to evaluate the nature and extent of liquidity risk arising from financial instruments and how the entity manages that risk. An entity will not be required to provide comparative disclosures in the first year of application.

In November 2006, the IASB issued IFRS 8 “Operating Segments”. The standard is effective for annual periods beginning on or after January 1, 2009. This standard requires an entity to report financial and descriptive information about its reportable segments. IFRS 8 requires identification of operating segments based on internal reports that are regularly reviewed by the entity’s chief operating decision maker in order to allocate resources to the segment and assess its performance. The standard also requires an explanation of how segment profit or loss and segment assets and liabilities are measured for each reportable segment. IFRS 8 requires an entity to report information about revenues derived from its products or services, about the countries in which it earns revenues and holds assets, and about major customers. The provisions of IFRS 8 are effective for annual periods beginning on or after January 1, 2009. The Group adopted the amended IFRS 8 beginning April 1, 2009. The standard did not have material impact on the segment presentation.

In July 2008, the IFRIC issued the interpretation IFRIC 15 “Agreements for the Construction of Real Estate” which becomes effective for financial years beginning on or after January 1, 2009. The interpretation is to be applied retroactively. It clarifies when and how revenue and related expenses from the sale of a real estate unit should be recognized if an agreement between a developer and a buyer is reached before the construction of the real estate is completed. Furthermore, the interpretation provides guidance on how to determine whether an agreement is within the scope of IAS 11 or IAS 18. IFRIC 15 did not have impact on the consolidated financial statements because the Company does not conduct such activity.

Kabel Deutschland Holding AG

Notes to the Consolidated Financial Statements—(Continued)

as of March 31, 2010

The following standards and interpretations have been issued by the IASB and endorsed by the EU and are effective for these financial statements but have no effect on the financial statements of the Group or the Notes thereon:

Pronouncement	Date of issue by the IASB	Title
IAS 23	March 2007	Borrowing Cost

Amendments to IAS 32	February 2008	Financial Instruments: Presentation – Amendments relating to Puttable Instruments and Obligations arising on liquidation

IFRS 2	January 2008	Share-based Payments: Vesting conditions and cancellations

IFRIC13	July 2007	Customer Loyality Programs

Accounting Standards recently issued by the IASB and not yet applied by the Group

The Group does not intend to apply any of the following recently issued standards or interpretations before their effective date.

The Group has not applied any of the following standards or interpretations that have been issued and have been endorsed by the EU as of May 27, 2010 but are not effective for the Group as of March 31, 2010.

In April 2009, the IASB issued “Improvements to IFRSs” as the second pronouncement within the Annual Improvements Project. It contains amendments to twelve existing standards or interpretations. Unless otherwise specified in the respective standard, the amendments are effective for financial years beginning on or after January 1, 2010. The amendments are not expected to have a material impact on the presentation of the Group’s results of operations, financial position or cash flows.

The amendments to IFRS 2 “Group Cash-Settled Share-Based Payment Transactions” have been issued in June 2009 and are becoming effective retroactively for financial years beginning on or after January 1, 2010. These amendments clarify the accounting for group-settled share-based payment transactions. In such arrangements, a subsidiary receives goods or services from employees or suppliers for which payment is made by the parent or another entity in the group. The amendments clarify that an entity that receives goods or services in a share-based payment transaction must account for those goods and services no matter which entity and in which form – either in cash or in shares – settles the transaction. In addition to this clarification, the IASB furthermore incorporated the interpretations IFRIC 8 “Scope of IFRS 2” and IFRIC 11 “IFRS 2 – Group and Treasury Transactions” into IFRS 2 and clarified that a “group” has the same meaning for purposes of IFRS 2 than in the context of IAS 27. The Group is currently assessing the impacts of the adoption on the Group’s Consolidated Financial Statements.

The revised standards of IFRS 3 “Business Combinations” and IAS 27 “Consolidated and Separate Financial Statements” were issued in January 2008 and become effective for financial years beginning on or after July 1, 2009. IFRS 3 introduces a number of changes in the accounting for business combinations occurring after this date that will impact the amount of goodwill recognized, the reported results in the period that an acquisition occurs, and future reported results. IAS 27 requires that a change in the ownership interest of a subsidiary (without loss of control) is accounted for as an equity transaction. Therefore, such transactions will no longer give rise to goodwill, nor will it give rise to a gain or loss. Furthermore, the amended standard changes the accounting for losses incurred by the subsidiary as well as the loss of control of a subsidiary. Other consequential amendments were made to IAS 7 “Statement of Cash Flows”, IAS 12 “Income Taxes”, IAS 21 “The Effects of Changes in Foreign Exchange Rates”, IAS 28 “Investment in Associates” and IAS 31 “Interests in Joint Ventures”. The changes by IFRS 3 and IAS 27 will affect future acquisitions or loss of control and transactions with minority interests. The standard may be adopted early. However, the Group does not intend to take advantage of this possibility.

Kabel Deutschland Holding AG

Notes to the Consolidated Financial Statements—(Continued)

as of March 31, 2010

In March 2009, the IASB issued amendments to IFRIC 9 “Reassessment of Embedded Derivatives” and IAS 39 to clarify that on reclassification of a financial asset out of the ‘at fair value through profit or loss’ category all embedded derivatives have to be assessed and, if necessary, separately accounted for in financial statements. The amendments are effective for annual periods beginning on or after June 30, 2009. The Group will consider the revised IFRIC 9 in case of future reclassifications.

In January 2009, the IFRIC issued the interpretation IFRIC 18 “Transfers of Assets from Customers” which becomes effective for transfers of assets from customers received on or after July 1, 2009. The IFRIC clarifies the requirements of IFRSs for agreements in which an entity receives from a customer an item of property, plant and equipment that the entity must then use either to connect the customer or provide the customer with ongoing access to a supply of goods or services (such as supply of electricity, gas or water). In some cases, the entity receives cash from a customer which must be used only to acquire or construct the item of property, plant and equipment in order to connect the customer to a network or provide the customer with ongoing access to a supply of goods or services (or to do both). The Company is currently analyzing the impact of applying IFRIC 18 on the presentation of its results of operations, financial position or cash flows but does not expect any effects since no assets are transferred in such a way that IFRIC 18 is applicable.

The following standards and interpretations have been issued by the IASB endorsed by the EU and are not yet effective for these financial statements and will have no effect on the financial statements of the Group or the Notes thereon:

Pronouncement	Date of issue by the IASB	Title
Amendments to IAS 32	October 2009	Financial Instruments: Presentation – Classification of Rights Issues

Amendments to IAS 39	August 2008	Financial Instruments: Recognition and Measurement – Amendments for Eligible Hedged Items

Amendments to IFRS 1 and IAS 27	May 2008	Cost of an Investment in a subsidiary, jointly-controlled entity or associate

IFRIC 9	March 2009	Reassessment of Embedded Derivatives

IFRIC 16	October 2008	Hedges of a Net Investment in a Foreign Operation

IFRIC 17	November 2009	Distributions of Non-Cash Assets to Owners

The Group has not applied any of the following IFRSs and IFRIC interpretations that have been issued but have not yet been endorsed by the EU as of May 27, 2010 and are not effective as of March 31, 2010.

The revised IAS 24 “Related Party Disclosures” was issued in November 2009 and becomes effective retroactively for financial years beginning on or after January 1, 2011. Previously, entities that are controlled or significantly influenced by a government had been required to disclose information about all transactions with entities that are controlled or significantly influenced by the same state. The revised standard still requires disclosures that are important to users of financial information. However, in the future, information that is costly to produce or that is of little value for users of financial statements will be exempt from this requirement. Only information or transactions that are individually or collectively significant is still to be disclosed. In addition, the definition of a related party was simplified and a number of inconsistencies were eliminated. The adoption of IAS 24 revised is not expected to have a material impact on the presentation of the Group’s results of operations, financial position or cash flows.

In November 2009, the IASB issued IFRS 9 “Financial Instruments”. This standard is the first phase of the IASB’s three-phase project to replace IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 amends the classification and measurement requirements for financial assets, including some hybrid contracts. It uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the different rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments (its business model) and the contractual cash flow characteristics of the financial assets. The new

Kabel Deutschland Holding AG

Notes to the Consolidated Financial Statements—(Continued)

as of March 31, 2010

standard also requires a single impairment method to be used, replacing the different impairment methods in IAS 39. The new standard is applicable for annual reporting periods beginning on or after January 1, 2013; early adoption is permitted. The European Financial Reporting Advisory Group postponed its endorsement advice, to take more time to consider the output from the IASB project to improve accounting for financial instruments. The Group is currently assessing the impacts of the adoption on the Group’s Consolidated Financial Statements.

The following standards and interpretations have been issued by the IASB but are not endorsed by the EU and are not yet effective for these financial statements and will have no effect on the financial statements of the Group or the Notes thereon:

Pronouncement	Date of issue by the IASB	Title
IFRS 1	July 2009	Additional Exemptions

Amendment to IFRIC 14	November 2009	Prepayments of a Minimum Funding Requirement

IFRIC 19	November 2009	Extinguishing Financial Liabilities with Equity Instruments

2.2    Cash and Cash Equivalents

Cash and cash equivalents are primarily comprised of cash on hand and other short-term, highly liquid investments with an original maturity of three months or less. Cash in hand and at banks are carried at nominal value.

For purposes of the consolidated statement of cash flows, cash and cash equivalents consist of cash and cash equivalents as defined above, net of outstanding bank overdrafts.

2.3    Trade and Other Receivables

Trade and other receivables are disclosed at their nominal amount less bad debt allowances for any amounts deemed uncollectible. The Group considers evidence of impairment for receivables both in form of specific and collective allowances. All individually significant receivables are assessed for specific allowance (e.g. due to the probability of insolvency or significant financial difficulties of the debtor). All individually significant receivables found not to be specifically impaired are assessed for collective allowance that has been incurred but not yet identified. Receivables that are not individually significant are not tested specifically for impairment but assessed for collective allowance by grouping together receivables with similar risk characteristics.

The carrying amount of receivables is reduced through use of an allowance account if necessary. Doubtful debts are written off when they are assessed uncollectible.

2.4    Inventories

Raw materials, consumables, supplies, finished goods and merchandise are recorded at the lower of cost or net realizable value. Cost is generally determined using a weighted average cost formula in accordance with IAS 2.

2.5    Financial Instruments

Recognition and Write off of Financial Instruments

Financial assets and liabilities are recognized when the Group enters into a contractual relationship with the respective counterparty or issuer. A financial asset is written off when:

•	the contractual rights to receive cash flows from the asset expire;

•

the Group retains the right to receive cash flows from the asset but has assumed an obligation to pay those cash flows in full without material delay to a third party under a ‘pass-through’ arrangement; or

Kabel Deutschland Holding AG

Notes to the Consolidated Financial Statements—(Continued)

as of March 31, 2010

•

the Group has transferred its rights to receive cash flows from the asset and either (a) has transferred substantially all the risks and rewards of the asset, or (b) has neither transferred nor retained substantially all the risks and rewards of the asset but has transferred control of the asset.

A financial liability is written off when the obligation under the liability is discharged, canceled or expired.

Where an existing financial liability is replaced by another one from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a write off of the original liability and the recognition of a new liability, and the difference in the respective carrying amounts is recorded in the consolidated statement of income.

2.5.1    Financial Assets

Financial assets in the scope of IAS 39 are classified as either financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments, or available-for-sale financial assets, as appropriate. When financial assets are initially recognized they are measured at fair value plus, in the case of investments not at fair value through profit or loss, directly attributable transaction costs. The Group determines the classification of its financial assets after initial recognition and, where allowed and appropriate, reevaluates this designation at each financial year- end. The Group has the following non-derivative financial assets: financial assets at fair value through profit or loss, loans and receivables and available-for-sale financial assets. All purchases and sales of financial assets are recognized on the trade date, which is the date that the Group commits to purchase the asset.

Financial assets at fair value through profit or loss

A financial asset is classified at fair value through profit and loss if it is classified as held for trading or is designated as such upon initial recognition. Financial assets are designated at fair value through profit and loss if the Group manages such investments and makes purchase and sale decisions based on their fair value in accordance with the Group’s documented risk management or investment strategy. Upon initial recognition attributable transaction costs are recognised in profit or loss as incurred. Financial assets at fair value through profit and loss are measured at fair value, and changes therein are recognised in profit or loss.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are carried at amortized cost using the effective interest method less any impairment losses. Gains and losses are recognized in the consolidated statement of Income when the loans and receivables are extinguished or impaired as well as through the amortization process.

Loans and receivable are comprised of trade and other receivables (see 2.3).

Cash and cash equivalents are comprised of cash balances and call deposits with original maturities of three months or less. Bank overdrafts that are repayable on demand and form an integral part of the Group’s cash management are included in a component of cash and cash equivalents for the purpose of the statement of cash flows (see 2.2).

2.5.2    Financial Liabilities

Financial liabilities (loans) are initially recognized at fair value net of any directly attributable transaction costs. In subsequent periods, liabilities are measured at amortized cost using the effective interest method with the exception of derivative financial instruments which are measured at their fair market value.

2.5.3    Derivative Financial Instruments including Hedge Accounting

Derivative financial instruments are used exclusively for the purpose of hedging foreign currency and interest rate risks arising from financing activities. On initial designation of the hedge, the Group formally documents the relationship between the hedging instruments and hedged items, including the risk management objectives and strategy in undertaking the hedge transaction, together with the methods that will be used to assess the effectiveness of the hedging relationship. The Group makes an assessment, both at inception of the hedge relationship and on an ongoing basis, whether the hedging instruments are expected to be “highly effective” in offsetting the changes in the fair value or cash flows of the respective hedged items during the period for which the hedge is designated.

Kabel Deutschland Holding AG

Notes to the Consolidated Financial Statements—(Continued)

as of March 31, 2010

In accordance with IAS 39 “Financial Instruments: Recognition and Measurement”, all derivative financial instruments are accounted for at fair value irrespective of the purpose or the intention for which they were incurred. Depending on whether it is a fair value hedge or a cash flow hedge, changes in the fair value of the derivative financial instruments for which hedge accounting is used are either reported in the statement of income or in the statement of changes in equity under cash flow hedge reserve. In the case of a fair value hedge, the gains or losses from the measurement of derivative financial instruments at fair value and the gains or losses related to the underlying contracts are recognized in the consolidated statement of income. In the case of changes in the fair value of cash flow hedges which are used to offset future cash flow risks arising from underlying transactions or planned transactions and which have proved to be 100 % effective in accordance with IAS 39, unrealized gains and losses are initially recognized in equity as part of the cash flow hedge reserve.

If the cash flow hedge is not 100 % effective, the ineffective portion of changes in the fair value of the derivative designated as a cash flow hedge is recognized in the consolidated statement of income. If hedge accounting cannot be used by the Group, the change in the fair value of derivative financial instruments is recorded in the consolidated statement of income.

2.5.4    Equity Investments in Associates

Associates are those entities in which the Group has significant influence, but not control, over the financial and operating policies. Significant influence is presumed to exist when the Group holds – directly or indirectly – between 20 and 50 percent of the voting power of another entity.

Investments in associates are accounted for using the equity method at the investor’s share of equity pursuant to IAS 28 “Investments in Associates”. The Group’s share of income, reduced by distributions and by the amortization associated with the purchase accounting is disclosed in the fixed asset register as a change in equity investment.

2.6    Intangible Assets

2.6.1    Goodwill

Goodwill corresponds to the difference between the acquisition cost and the fair value of the assets and liabilities acquired in a business combination. Goodwill is not amortized, but instead tested for impairment annually, as well as whenever there are events or changes in circumstances (“triggering events”) which suggest that the carrying amount may not be recoverable. Goodwill is carried at cost less accumulated impairment losses.

2.6.2    Customer List

In connection with the initial acquisition of the cable business by the Group in March 2003, parts of the purchase price have been allocated to the acquired customer list. Further additions to the customer list during the twelve months ended March 31, 2010 and in previous years are primarily related to the acquisition of level 4 companies and subscribers in conjunction with both share and asset deals. The fair value of the customer lists at acquisition has been estimated using the multi-period excess earnings method. The weighted remaining useful life of the customer lists is 4.76 years and 4.84 years as of March 31, 2010 and March 31, 2009, respectively.

2.6.3    Other Intangible Assets

Intangible assets that have been acquired as part of an acquisition of a business are capitalized at fair value if they can be reliably measured at the acquisition date.

Intangible assets which are purchased separately are recorded at cost. Computer software is also recorded at cost as an intangible asset.

Kabel Deutschland Holding AG

Notes to the Consolidated Financial Statements—(Continued)

as of March 31, 2010

The Group recognizes intangible assets developed internally (consisting of software used by the Group) to the extent that the criteria in IAS 38 “Intangible Assets” are met. Development costs for internally generated intangible assets are recognized at cost to the extent KDH can demonstrate the technical feasibility of completing the asset, how the asset will generate future economic benefit, the availability of resources to complete the asset and the ability to measure reliably the expenditure during the development. The expenditures capitalized include the cost of materials, direct labor, overhead costs that are directly attributable to preparing the asset for its intended use, and – as far as applicable – directly attributable borrowing costs. So far the Group had no directly attributable borrowing costs due to its financing structure. If the requirements for capitalization are not fulfilled, development costs are expensed as incurred.

The Group recognizes subscriber acquisition costs incurred to obtain new subscribers if the costs are directly attributable to obtaining specific contracts, are incremental, can be measured reliably and meet the definition and recognition criteria of an intangible asset in accordance with IAS 38. Subscriber acquisition costs incurred to obtain new contracts without an initial contract period (“open-ended contracts”) are expensed as incurred.

Following initial recognition, intangible assets are carried at cost less any accumulated depreciation and any accumulated impairment loss.

2.6.4    Subsequent Expenses

The cost of significant changes and additions are included in the carrying amount of the intangible asset if they qualify for recognition as an intangible asset and it is probable that future economic benefits in excess of the originally assessed standard of performance will be realized by the Group. Significant additions are depreciated over the remaining useful life of the related asset.

2.6.5    Amortization of intangible assets

The estimated useful life of customer lists is based on the average number of terminations and the term of the average contract life of individual end users who generate significant contribution margins.

The amortization of customer lists and other intangible assets with definite useful lives is based on the straight-line method over the assets’ estimated useful lives. Amortization begins when the intangible asset is ready for use.

The Group recognizes subscriber acquisition costs incurred to obtain new subscribers as part of the intangible assets if relevant preconditions are fulfilled (see 2.6.3). The Group amortizes these costs over the initial contract period except for contracts where there is reliable past evidence regarding the expected customer relationship period.

The amortization expense is recognized in the statement of income in the expense category consistent with the function of the intangible assets.

The useful lives are estimated as follows:

• Customer list	8.5 years
• Subscriber Acquisition Costs	1 to 8.5 years
• Software, licenses and other intangible assets	1 to 10 years

The intangible assets’ residual values, useful lives and depreciation methods are reviewed, and adjusted if appropriate, at each financial year end.

2.7    Property and Equipment

2.7.1    General

Property and equipment are recognized at cost less accumulated depreciation and accumulated impairment losses. Rebates, trade discounts and bonuses are deducted from the purchase price.

Kabel Deutschland Holding AG

Notes to the Consolidated Financial Statements—(Continued)

as of March 31, 2010

For technical equipment located on leased property, historical costs include the present value of estimated future costs of dismantling and removing the items and restoring the site on which the items are located after termination of the lease agreement.

2.7.2    Leases

Operating lease

A lease is accounted for as an operating lease when substantially all the risks and rewards incidental to the ownership of the leased item remain with the lessor. Operating lease payments are therefore recorded on a straight-line basis over the lease term as an expense in the consolidated statement of income.

Operating lease for Customer Premises Equipment (“CPE”)

The Group offers products that contain signal delivery and the right to use hardware devices. The hardware devices are a necessary precondition for the connection to the Group’s Internet & Phone services as well as digital TV signals. The Group leases the necessary equipment to the customers (“Customer Premise Equipment” or “CPE”), normally bundled with the delivery of services to be received using these CPE’s. These leases, for which KDH is the lessor, are classified as an operating lease in accordance with IFRIC 4 and IAS 17 (see also 2.15.1). Therefore, the Group capitalizes the CPE as fixed assets based on acquisition cost and the cost of returning the asset at the end of the lease. These assets are depreciated using the straight-line method over the useful life.

Finance lease

In accordance with IAS 17 “Leases”, assets leased under finance lease agreements are recognized at the lower of fair value at the inception of the lease or the present value of the minimum lease payments. The assets are depreciated using the straight-line method over the shorter of the estimated useful life or over the lease period. The obligations related to future lease payments are recognized as liabilities. Lease payments are apportioned between the finance charges and reductions of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged directly against income.

2.7.3    Subsequent Expenses

Repair and maintenance charges (“cost of day-to-day servicing”) are expensed as incurred. The cost of significant renovations and additions are included in the carrying amount of the asset when it is probable that future economic benefits in excess of the originally assessed standard of performance will be realized by the Group. Significant renovations are depreciated over the remaining useful life of the related asset.

2.7.4    Depreciation and Disposal of Fixed Assets

Depreciation is calculated based on the straight-line method over each asset’s estimated useful life as follows:

Buildings on non-owned land	3 to 10 years
Technical equipment and machines	3 to 20 years
Other equipment, furniture and fixtures	3 to 15 years

In case of disposal of an item of property and equipment gains or losses are determined by comparing the proceeds from disposal with the carrying amount of property and equipment. These gains or losses are recognized within other operating income or expense.

The assets’ residual values, useful lives and depreciation methods are reviewed, and adjusted if appropriate, at each financial year end.

Kabel Deutschland Holding AG

Notes to the Consolidated Financial Statements—(Continued)

as of March 31, 2010

2.8    Equity

Issued capital and capital reserves are stated at nominal value. Capital reserves are set up for additional paid in capital and for changes relating to share-based payments. Incremental costs directly attributable to the issue of shares are deducted from equity, net of any tax effects.

2.9    Impairment

The carrying amount of intangible assets, property and equipment is assessed at each balance sheet date to determine whether there is any objective evidence of impairment.

For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of other assets or groups of assets (“cash-generating units” or “CGU’s”).

If such evidence exists or when annual impairment testing is required, the recoverable amount (see 2.9.1) is determined. Impairment is necessary when the carrying amount of an asset or the related cash-generating unit exceeds the recoverable amount. The corresponding difference is expensed.

Goodwill

Goodwill is tested for impairment annually (as of March 31) and whenever circumstances indicate that the carrying amount may be impaired. The determination of the recoverable amount of a reporting unit to which goodwill is allocated involves the use of estimates by management and is influenced, among other factors, by the volatility of capital, economic and market conditions. The Company generally uses the fair value less cost to sell method based on discounted cash flow calculations to determine the recoverable amount. The discounted cash flow calculations use five year projections that are based on financial plans approved by management. Cash flow projections consider past experience and represent management’s best estimate about future developments reflecting current uncertainties. Cash flows after the planning period are extrapolated using individual growth rates. Key assumptions on which management has based its determination of fair value less costs to sell include estimated growth rates, weighted average cost of capital and tax rates. These estimates, including the methodology used, can have a material impact on the respective values and ultimately the amount of any goodwill impairment. Impairment is determined for goodwill by assessing the recoverable amount of each cash generating unit (“CGU”) to which the goodwill relates. Where the recoverable amount of the CGU is less than their carrying amount, an impairment loss is recognized. Impairment losses for goodwill are not reversed in subsequent periods.

Loans and Receivables

If there is objective evidence that an impairment loss on loans and receivables carried at amortized cost has been incurred, the amount of the loss is measured as the difference between the asset’s carrying amount and the recoverable amount, i.e. the higher of the present value of estimated future cash flows discounted at the financial asset’s original effective interest rate and fair value less cost to sell. The carrying amount of the receivable is reduced through use of an allowance account. Impaired debts are written off when they are assessed as uncollectible.

2.9.1    Determination of Recoverable Amount

The recoverable amount of an asset or CGU is the greater of its fair value less cost to sell and its value in use. Value in use is determined by discounting the estimated future cash flows to be derived from continuing use of the asset until its ultimate disposal. The discount rate is based on a pre-tax interest rate that reflects current market assessments of the time value of money and the risks specific to the asset.

For assets to which no cash flows can be directly attributed, the recoverable amount is determined for the CGU to which the asset belongs.

Kabel Deutschland Holding AG

Notes to the Consolidated Financial Statements—(Continued)

as of March 31, 2010

2.9.2    Reversal of Impairment Loss

Impairment losses on assets are reversed when assumptions relating to the recoverable amount of the assets change in a way that the expected recoverable amount is increased. Impairment losses are only reversed up to the carrying amount of the asset which would have been recorded if the asset had been subject to standard depreciation without impairment.

2.10    Trade Payables and Other Liabilities

Trade payables and other liabilities are recognized at amortized cost.

2.11    Employee Benefits

2.11.1    Defined Benefit Plan

Under the Group’s pension plans, Group Entities provide employees post-employment benefits under a defined benefit plan. The benefits are unfunded.

The present value of future claims of participants is estimated using actuarial methods based on the amount of future benefit that employees have earned in return for their service in the current and prior periods. The liabilities to be recognized in the consolidated statement of financial position result from the present value of the defined benefit obligation adjusted for any actuarial gains or losses, and less any past service cost not yet recognized. The discount rate is determined by reference to the capital markets and takes into account the expected maturity of the obligation. KDH engaged qualified external actuaries to perform the necessary actuarial calculations. The obligation is determined using the projected unit credit method (“PUC-method”).

When the benefits of the pension plan are improved, the share of the increased benefit relating to the employees’ previous years of service will be recognized as an expense on a straight-line basis over the period until the benefits become vested. If the benefits have already vested, the prior service cost is expensed immediately.

In measuring the obligations arising from the defined benefit plans, actuarial gains and losses arising after April 1, 2003 are not recognized in the consolidated statement of income until the cumulative outstanding amounts exceed a corridor of 10% (“corridor approach”) of the defined benefit obligation as of the measurement date. The portion of the amount exceeding the corridor is amortized to the consolidated statement of income over the remaining average service period of the employees entitled to pensions.

2.11.2    Share-based Payments

The Group applies IFRS 2 “Share-Based Payment” to its share-based payment transactions. Under IFRS 2, plans which result in share-based payment transactions have to be accounted for as cash-settled if the participant will receive a payment in cash upon settlement rather than the underlying equity instruments. For such cash-settled share-based payment transactions, IFRS 2 requires the entity to account for the share-based payments to management as personnel expense and a corresponding increase in other liabilities. For interests still outstanding as of March 31, 2010 issued under the former MEP Interest Programs, the personnel costs are measured based on the difference between the notional amount paid by the participants for their interests and the current value of those interests.

During the fiscal year ended March 31, 2010, the Group had also four different option programs (MEP II and III, MEP IV Option program and MEP V) in place which all have been settled prior to March 31, 2010. The costs of those cash-settled transactions have been measured initially at fair value of the options at the grant date using the Black-Scholes model taking into account the terms and conditions upon which the instruments were granted. This is due to the fact that typically, it is not possible to reliably estimate the fair value of employee services received. The fair value of both the share acquisition and the option programs has been expensed over the vesting period with recognition of a corresponding liability.

For all existing MEP programs the services received during the vesting period and, therefore, the corresponding liabilities, are remeasured at each balance sheet date up to and including the settlement date with changes in fair value recognized in the consolidated statement of income.

Kabel Deutschland Holding AG

Notes to the Consolidated Financial Statements—(Continued)

as of March 31, 2010

2.12    Other Provisions

Other provisions are recognized in the consolidated balance sheet pursuant to IAS 37 “Provisions, Contingent Liabilities and Contingent Assets” if, as a result of a past event, the Group has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation. Non-current other provisions are stated at their discounted settlement value as of the balance sheet date using pre-tax rates where the effect of the time value of money is material.

2.13    Revenue and Other Operating Income

Revenue is recognized to the extent it is probable that the economic benefits will flow to the Group and revenue can be measured reliably. The relevant types of revenue for KDH are recognized as follows:

2.13.1    Installation and network connection

Revenue from the installation of the cable connection and the network connection is recognized when the services have been rendered, the costs incurred can be measured reliably and the Group is not obliged to provide any future network connection or installation services.

2.13.2    Rendering of services

Revenue generated by the delivery of analog and digital TV signals, digital pay TV packages and internet and phone services, as well as carriage fees paid by television broadcasters, are recognized when services have been provided, the costs incurred can be measured reliably and the Group is not obliged to provide any future services. Prepayments are accounted for by deferring the received payments and amortizing them straight-line over the service period.

When free months are offered to customers in relation to a subscription, the Group recognizes the total amount of billable revenue in equal monthly installments over the term of the contract, provided that the Group has the contractual and enforceable right to deliver the customer with the products after the promotional period. If free months are granted without a contract at the beginning of the subscription period, the Group does not recognize revenues during the promotional period as the customer’s continuance is not assured.

2.13.3    Sale of goods

Revenue from the sale of digital receivers, cable modems, and other goods is recognized when the significant risks and rewards of ownership of the goods have passed to the buyer. If the Group acts as an agent, revenue is only recognized in the amount of the sales commissions.

2.13.4    Multiple Element Arrangements

For bundled goods and services in multiple element arrangements the Group recognizes revenue for each element on the basis of the relative fair value of each item in the transaction if there is evidence of fair value.

The Group’s multiple element arrangements primarily comprise bundled products comprising hardware leasing and service elements. Revenue regarding the hardware leasing component is recognized in conjunction with the revenue recognition principles applicable to such leases (see 2.15.1). Revenue regarding service components is recognized according to IAS 18.

Multiple element arrangements with components from different segments are allocated to the respective segments based on their relative fair value.

2.14    Income Taxes

Current income tax assets and liabilities are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amounts are those that are enacted or substantively enacted as of the balance sheet date.

Kabel Deutschland Holding AG

Notes to the Consolidated Financial Statements—(Continued)

as of March 31, 2010

Except for those cases described below, deferred income tax is provided using the liability method in respect of all temporary differences between the tax basis of assets and liabilities and their carrying amounts for financial reporting purposes at the balance sheet date.

Deferred income tax liabilities are recognized for all taxable temporary differences, except:

•

where the deferred income tax liability arises from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

•

for temporary taxable differences associated with investments in subsidiaries, associates and interests in joint ventures, where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not be reversed in the foreseeable future.

Deferred income tax assets are recognized for all temporary deductible differences, carry forward of unused tax credits and unused tax losses to the extent that it is probable that taxable profit will be available against which the deductible temporary differences and the carry forward of unused tax credits and unused tax losses can be utilized, except:

•

the deferred income tax asset relating to the temporary deductible difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit or loss nor taxable profit or loss;

•

that for temporary deductible differences associated with investments in subsidiaries, associates and interests in joint ventures, deferred tax assets are only recognized to the extent that it is probable that the temporary differences will be reversed in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.

Income taxes relating to items recognized directly in equity are recognized in equity and not in the statement of income.

Deferred tax assets and deferred tax liabilities are offset if a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

2.15    Key Judgments and Estimation Uncertainty

The preparation of the consolidated financial statements in accordance with IFRS requires judgments and estimations to be made which have an effect on the carrying amounts of recognized assets and liabilities, income and expenses and contingent liabilities. In some cases, the actual values may differ from the judgments and estimations. Changes are recognized in the consolidated statement of income as soon as better information becomes available.

2.15.1    Key Judgments

In the process of applying KDH’s accounting policies, management has made the following judgments, apart from those involving estimations, which have the most significant effect on the amounts recognized in the consolidated financial statements.

Kabel Deutschland Holding AG

Notes to the Consolidated Financial Statements—(Continued)

as of March 31, 2010

Derivatives

The Group had entered into interest rate swaps, interest rate caps and currency swaps to hedge its risks resulting from exposure to changes in interest rates and foreign exchange rates. All of these derivative instruments have been accounted for in accordance with IAS 39 at fair value irrespective of the purpose or the intention for which they were used. There are no interest rate swaps and interest rate caps in place as of March 31, 2010. The currency swaps with a maturity in June 2009 were consistently classified as cash flow hedges. The new currency hedges with duration from July 1, 2009 to July 1, 2011 were not classified as cash flow hedges and no hedge accounting was applied. See also Section 5.6.

KDH as the lessor in operating leases

The Group offers products that contain signal delivery and the right to use hardware devices (see also Section 2.7.2). The hardware devices (CPE) are a necessary precondition for the signal delivery to the customer. Since the fulfillment of these arrangements is dependent on the use of the specific asset delivered to the customer and the arrangements convey a right to use the asset, these contracts containing signal delivery as well as the right to use the necessary CPE include an embedded lease in accordance with IFRIC 4 in which the Group entities are the lessor.

Hardware devices are recognized as equipment in accordance with IAS 16 taking into account the costs of returning the hardware at the end of the lease term and amortized over their useful life.

KDH as the lessee in operating leases

In certain cases KDH is the lessee in lease agreements that have been classified as operating leases in accordance with IAS 17. These lease agreements primarily relate to space in cable ducts of Deutsche Telekom AG (hereinafter referred to as “DTAG”) and fiber optic connection lines as well as backbone networks in certain areas for the transmission of internet, phone and digital TV services. The Group has determined that it retains no significant risks and rewards of ownership neither from the cable ducts nor from the fiber optic connection lines or the backbone networks and, therefore, accounts for the leases as operating leases.

Finance lease transponders

The Group has leased specific satellite transponders in order to transmit audio and video signals. The Group has determined that the rights to use specific transponders have been transferred and that the lease term of specific transponders covers the major part of the economic life of those transponders. Therefore, the Group has classified and accounted for the leases as finance leases according to IAS 17.

2.15.2    Estimation Uncertainty

The key assumptions concerning the future and other key sources of estimation uncertainty at the balance sheet date that involve a significant risk of causing a material adjustment to the carrying amount of assets and liabilities within the next financial year are discussed below.

Derivatives

The fair values of the derivative financial instruments of KDH cannot be defined based on quoted prices since quoted prices are not readily and regularly available for those instruments. Therefore, the fair values of the derivative financial instruments as of the balance sheet date have been estimated at the net present values (discounted by market yield curves) of the future payments and using standard discounted cash flow models in accordance with Level 2 as defined in IFRS 7 (“fair value hierarchy”). The total fair values for derivative financial instruments amounted to liabilities of T€ 61,190 and T€ 57,746 as of March 31, 2010 and March 31, 2009, respectively.

Share-based payments

During the fiscal year 2010, the Group had five different management equity participation programs in place (MEP I to MEP V). All MEP Option Programs have been settled in the amount of the fair value of the options

Kabel Deutschland Holding AG

Notes to the Consolidated Financial Statements—(Continued)

as of March 31, 2010

less the respective strike prices of the options. There are still a number of interests in Cayman Cable originally issued under the MEP Interest Programs which are outstanding as of March 31, 2010.

The Group recognized expenses with respect to all MEP plans in an amount of T€ 15,669 and T€ 2,063 for the years ended March 31, 2010 and March 31, 2009, respectively.

Internally Generated Software

The Group recognized intangible assets developed internally (consisting of software used by the Group) to the extent the criteria of IAS 38 are met. Development costs for internally generated intangible assets are recognized at cost to the extent the assets are economically usable and the costs can be reliably measured. For the years ended March 31, 2010 and March 31, 2009, respectively, approximately T€ 5,063 and T€ 3,871 of costs for internally generated software were capitalized.

Customer List

The customer list is primarily amortized on a straight-line basis over 8.5 years. The estimated useful life is based on the average number of terminations and the term of the average contract life. The book value of the customer list amounted to T€ 318,509 and T€ 433,101 as of March 31, 2010 and March 31, 2009, respectively.

Trade Receivables

Trade receivables are assessed for collective impairment based on estimates regarding the probability of collection. These estimates are determined taking into account historical evidence relating to the collectability of KDH’s trade receivables by grouping them into different age buckets. Depending on the time for which trade receivables are overdue, the percentage of collective impairment has proven to increase with increasing overdue time. The estimates used for collective impairment are revised at each balance sheet date and adjusted if necessary. As of March 31, 2010 and March 31, 2009 the carrying amount of trade receivables amounted to T€ 87,955 and T€ 106,579.

Provision for Pensions

With respect to the actuarial calculation of the provision for pensions, the Group estimated the future salary increases, future pension increases and the discount rate. As of March 31, 2010 and March 31, 2009, the provision for pensions amounted to T€ 39,443 and T€ 35,309, respectively.

Asset Retirement Obligations

The amount of the accrual is based on an estimate of the costs expected for the demolition and restoration of the network cables primarily located in leased cable ducts. Expectations regarding the lessor waiving asset retirement performance requirements are factored into the calculation of best estimate of the obligation related to the leased cable ducts under IFRS. Approximately 94% of Group’s obligations are related to technical equipment, including different kinds of cable and signal transmitting and receiving technology in cable ducts of DTAG. KDH assumes that 6% of the technical equipment will be replaced by other technologies after 10 years, 28% will be replaced after 15 years and the remaining 66% of the technical equipment is expected to be replaced after 30 years. The remaining 6% of the asset retirement obligations are divided into accruals for furniture, fixtures and miscellaneous restoration obligations. The asset retirement obligations related to the aforementioned demolition and restoration amounted to T€ 25,197 and T€ 22,971 as of March 31, 2010 and March 31, 2009, respectively.

The Group is also exposed to costs of returning customer premise equipment (CPE) at the end of the lease term. The amount of the accrual for such costs is based on an estimate of the expected costs. Obligations related to these costs amounted to T€ 3,732 and T€ 2,844 as of March 31, 2010 and March 31, 2009, respectively.

Kabel Deutschland Holding AG

Notes to the Consolidated Financial Statements—(Continued)

as of March 31, 2010

3.    Notes to the Consolidated Statement of Financial Position

3.1    Cash and Cash Equivalents

	March 31, 2010	March 31, 2009
	T€	T€
Cash at banks	271,311	52,064
Cash in hand	34	39

	271,345	52,103

Cash and cash equivalents are primarily comprised of cash at banks and cash in hand. The significant increase in cash at banks is partly due to the subsequent purchase price reimbursement with respect to the Orion Acquisition (T€ 58,571) and repayments of shareholder loans (T€ 32,303) as well as due to optimized net working capital and higher free cash flow.

3.2    Trade Receivables

	March 31, 2010	March 31, 2009
	T€	T€
Gross Trade receivables	122,682	159,824
Bad debt allowance	-34,727	-53,245

Trade Receivables	87,955	106,579

	Balance at Beginning of Period	Provision for Bad Debt	Deduction/ Write-Offs and other Charges	Balance at End of Period
	T€	T€	T€	T€
Fiscal Year ended March 31, 2010
Allowance for doubtful accounts	-53,245	-7,420	25,938	-34,727

Fiscal Year ended March 31, 2009
Allowance for doubtful accounts	-84,328	-18,899	49,982	-53,245

Gross trade receivables and bad debt allowance decreased partly due to improvements in the dunning and collection process.

As of March 31, the analyses of trade receivables that were past due but not impaired were as follows:

in T€	Net carrying amount past due but not impaired at the reporting date
	Not past due	less than 30 days	31 - 60 days	61 - 90 days	more than 90 days	Total past due	Total
March 31, 2010	44,344	19,301	9,512	10,299	4,499	43,611	87,955
March 31, 2009	44,390	27,259	9,820	9,625	15,485	62,189	106,579

Receivables with an invoice amount of in total T€ 23,090 and T€ 31,830, excluding VAT, at March 31, 2010 and March 31, 2009, respectively, were individually determined to be impaired and were written off by 100%.

Accounts receivable past due but not impaired are expected to ultimately be collected.

Also no indications of defaults are recognizable for accounts receivable that are neither past due nor impaired.

Trade receivables of Kabel Deutschland Vertrieb und Service GmbH & Co. KG with a carrying amount of T€ 81,771 and T€ 95,484 were pledged as security in accordance with the Senior Credit Facility Agreement (see Section 3.11 Financial Liabilities) as of March 31, 2010 and March 31, 2009, respectively.

Kabel Deutschland Holding AG

Notes to the Consolidated Financial Statements—(Continued)

as of March 31, 2010

3.3    Inventories

	March 31, 2010	March 31, 2009
	T€	T€
Raw materials, consumables and supplies	3,829	4,590
Work in process	114	790
Finished goods and merchandise	8,504	10,549
thereof carried at net realizable value	72	430

	12,447	15,929

Depending upon specified use, customer premise equipment (CPE), included above in finished goods and merchandise, is recognized as capital expenditures (“capex”) or operational expenditures (“opex”) at the time the item is put into service. The Group capitalizes the CPE as fixed assets when it is leased to the customer. The Group expenses CPE when it is purchased by the customer. Costs for maintenance and substitution of CPE are also expensed.

The total amount of inventories recognized as an expense amounts to T€ 13,278 and T€ 8,808 for the years ended March 31, 2010 and March 31, 2009, respectively. Inventories in an amount of T€ 5,234 and T€ 6,683 were pledged in accordance with the Senior Credit Facility Agreement (see Section 3.11 Financial Liabilities) at March 31, 2010 and March 31, 2009, respectively.

3.4    Receivables from Tax Authorities

Receivables from tax authorities relate to corporate income tax, trade tax and solidarity tax contributions and amounted to T€ 1,398 and T€ 5,212 as of March 31, 2010 and March 31, 2009, respectively.

3.5    Other Current Financial Assets and Current and Non-Current Prepaid Expenses

	March 31, 2010	March 31, 2009
	T€	T€
Other current financial assets
Receivables from purchase price reimbursement	0	11,093
Receivables from counterparties currency hedges	0	9,799
Payments in advance for commission fees	2,250	2,585
Deposits	2,107	2,406
Creditors with debit balances	1,120	1,645
Miscellaneous other receivables	4,035	8,933

Other current financial assets	9,512	36,461

Current prepaid expenses
Network leases	7,850	5,795
Transaction Cost Tranche B Senior Credit Facility	1,116	1,116
Insurance	747	839
Software Support	695	216
Other	4,989	5,129

Current prepaid expenses	15,397	13,095

Non-current prepaid expenses
Network leases	14,611	14,707
Transaction Cost Tranche B Senior Credit Facility	1,116	2,484

Non-current prepaid expenses	15,727	17,191

Miscellaneous other receivables for the fiscal year ended March 31, 2010 are comprised of several other minor amounts. Receivables from purchase price reimbursements were connected to the Orion Acquisition and

Kabel Deutschland Holding AG

Notes to the Consolidated Financial Statements—(Continued)

as of March 31, 2010

have been paid during the fiscal year ended March 31, 2010. Additionally, the receivables outstanding as of March 31, 2009 for the Group’s currency hedges related to the Senior Notes (see 3.11.2) have been reclassified to non-current liabilities and are amortized over the currency hedge’s duration.

3.6    Intangible Assets

Software and Licenses and other Contractual and Legal Rights

Software and licenses primarily consist of software licenses for and costs related to standard business software, the customer care and billing system and licenses related to KDH’s fixed-line phone services. The software is being amortized on a straight-line basis over three to six years.

The Group capitalizes directly attributable sales commissions of its sales agents and the cost of external call center representatives if they generate future contractual revenue streams. The amortization period of these capitalized costs is 8.5 years for cable access contracts, which is based on the estimated average life of a Basic Cable customer relationship, and primarily 12 months for Premium-TV and Internet and Phone contracts which is based on the fixed term period of those customer contracts. Amortization is calculated based on the straight-line method. For the fiscal years ended March 31, 2010 and March 31, 2009 sales commissions in an amount of T€ 44,552 and T€ 47,659, respectively, were capitalized. The amortization of sales commissions was T€ 36,614 and T€ 32,562 for the fiscal years ended March 31, 2010 and March 31, 2009, respectively.

Internally Generated Software

For the years ended March 31, 2010 and March 31, 2009 approximately T€ 5,063 and T€ 3,871, respectively, of costs for internally developed software were capitalized. Included in costs for internally developed software for the fiscal year ended March 31, 2010, are T€ 1,483 for closed projects and T€ 1,057 for running projects which are accounted for as prepayments for internally developed software (“software in development”). These amounts relate to costs incurred in the further development of company-specific software applications, primarily related to the central disposition system of the technical department of KDH (Delphi). Additional costs of T€ 2,523 have been capitalized in connection with the development of a new software called Next Generation Billing System “NGBS” (for detailed description see section Next Generation Billing System).

The software of Delphi is amortized over a period of 4 years. The remaining useful life of all internally developed software is between 0.4 – 3.9 years.

Customer List

For the years ended March 31, 2010 and March 31, 2009 the Group recorded additions in the customer list of T€ 280 and T€ 226,706, respectively. The significant decrease in additions to the customer list is due to the fact that the fiscal year ended March 31, 2009 was characterized by additions due to the Orion Acquisition. During the fiscal year ended March 31, 2010 no major acquisitions of customer list occurred. Parts of the customer list acquired from Orion with a carrying amount of T€ 1,298 have been sold. The remaining useful life of the customer list is between 1.5 – 7.6 years.

Goodwill

For the years ended March 31, 2010 and March 31, 2009 the group recorded changes in goodwill due to acquisitions in the amount of T€ - 48,063 and T€ 335,337, respectively. These changes were primarily due to the Orion Acquisitions (see also 1.3 Consolidation). The decrease during the fiscal year ended March 31, 2010 results from a decrease in total acquisition costs related to the Orion Acquisition due to purchase price reimbursements which have been allocated to goodwill in the amount of T€ 48,063. The goodwill recognized totaled T€ 287,274 as of March 31, 2010.

Next Generation Billing System (“NGBS”)

Since 2007 KDH has been developing a new customer care and billing system called “NGBS”. This system will replace the existing customer care and billing system starting April 2010 and has been developed by use of external licenses and contractors as well as internal development activities. The total amount related to the

Kabel Deutschland Holding AG

Notes to the Consolidated Financial Statements—(Continued)

as of March 31, 2010

development of NGBS of T€ 25,771 (of which T€ 12,394 are additions during the fiscal year ended March 31, 2010) can be allocated to costs of external licenses and contractors recognized as additions to prepayments (software in development) of T€ 21,854 (of which T€ 9,871 (prior year: T€ 6,193) are additions during the fiscal year ended March 31, 2010) and internally generated software in the amount of T€ 3,917 (of which T€ 2,523 (prior year: T€ 1,086) are additions during the fiscal year ended March 31, 2010). NGBS will be amortized over a period of 5 years.

Further additions to prepayments (“intangible assets in construction”) amounting to T€ 2,829 (prior year: T€ 357) were primarily due to the development of an Enterprise Data Warehouse System (“EDWH”; total amount recognized T€ 3,186).

For further information relating to intangible assets, reference is made to the fixed asset register in Appendix 1 and Appendix 2.

3.7    Property and Equipment

Property and equipment is primarily comprised of network and IT assets, customer premise equipment and transponders under finance lease agreements.

Network and IT Assets

As of March 31, 2010, the Group’s network and IT assets amounted to T€ 1,097,956 (prior year: T€ 1,109,975). KDH’s network and IT assets primarily comprise of technical equipment related to its cable networks such as IT equipment and technical equipment on the different network levels in the amount of T€ 1,033,534 (prior year: T€ 1,023,271) and IT-systems (including data centers) in the amount of T€ 18,116 (prior year: T€ 22,794). Additions to cable networks amounted to T€ 167,333 (prior year: T€ 176,269) and additions related to IT-systems (including data centers) amounted to T€ 3,319 (prior year: T€ 10,806) during the fiscal year ended March 31, 2010. Additionally, KDH’s network and IT assets include construction in progress related to the cable network amounting to T€ 26,084 and T€ 46,733 as of March 31, 2010 and March 31, 2009, respectively.

Asset Retirement Obligation

In many cases KDH leases space in the cable ducts of DTAG to house KDH’s cable network. Related to these leases, KDH is subject to contractual asset retirement obligations for its network cables. The original costs were estimated at T€ 17,477 and were capitalized as of April 1, 2003 in connection with the transfer of the business from DTAG. Further additions related to new asset retirement obligations were recognized subsequently and were T€ 1,269 and T€ 1,254 for the years ended March 31, 2010 and March 31, 2009, respectively. Depreciation is charged over the normal useful life of the respective assets which resulted in a depreciation expense of T€ 1,569 and T€ 1,340 for the years ended March 31, 2010 and March 31, 2009, respectively.

In addition KDH is exposed to costs of returning CPE at the end of the lease term. During the fiscal year ended March 31, 2010 T€ 1,298 (prior year: T€ 1,280) were capitalized as additions and T€ 1,108 (prior year: T€ 671) have been charged as depreciation for these costs of returning of CPE.

Operating Lease for CPE

The assets are depreciated over the useful life of 3 years for modems, receivers and digital video recorders (“DVR”) using the straight-line method. Customer premise equipment (CPE) is presented in the Fixed Asset Schedule as part of technical equipment. As of March 31, 2010 and March 31, 2009, the net carrying amount of total CPE (including modems, receivers and DVRs) amounted to T€ 78,591 and T€ 79,202, respectively.

Kabel Deutschland Holding AG

Notes to the Consolidated Financial Statements—(Continued)

as of March 31, 2010

The future minimum lease payments under non-cancellable operating leases for CPE are as follows:

	2010	2009
	Minimum lease payments	Minimum lease payments
	T€	T€
Within one year*	8,248	12,522
After one year but not more than five years	81	12
After five years	0	0

Total minimum lease payments	8,329	12,534

*	This is primarily due to the fact that the non-cancellable term for most of these operating leases is 12 months.

Finance Lease

As of March 31, 2010, the Group leased thirteen transponders under finance leases from DTAG and Astra through 2012. As of March 31, 2010 and March 31, 2009, the net carrying amount of the capitalized transponders totaled T€ 16,619 and T€ 24,878, respectively. During each of the fiscal years ended March 31, 2010 and March 31, 2009, the Group recorded depreciation expense of T€ 8,259. The Group also recorded interest expense related to these finance leases of T€ 1,808 and T€ 2,437 for the fiscal years ended March 31, 2010 and 2009, and paid T€ 8,836 and T€ 8,228, to reduce the financial liability, respectively.

Additionally, incidental expenses related to those transponder leases in the amount of T€ 2,330 (prior year: T€ 2,330) have been expensed in the fiscal year ended March 31, 2010.

There is an option to extend the contract duration related to the lease of certain transponders by another five year period by mutual agreement of the parties, which must be reached at least six months before the expiry of the first five year period.

Future minimum lease payments under finance leases together with the present value of the net minimum lease payments are as follows:

	2010		2009
	Minimum lease payments	Present value of payments	Minimum lease payments	Present value of payments
	T€	T€	T€	T€
Within one year	10,665	9,535	10,665	8,858
After one year but not more than five years	10,851	10,443	21,517	19,978

Total minimum lease payments	21,516	19,978	32,182	28,836

Less amounts representing finance charges	1,538		3,346

Present value of minimum lease payments	19,978		28,836

For further information relating to property and equipment, reference is made to the fixed asset registers in Appendix 1 and Appendix 2.

3.8    Equity Investments in Associates

The carrying value of equity investments in associates is increased by the share of income attributable to the Group and reduced by dividends received. Net additions from associates amounted to T€ 3,392 and T€ 1,052 for the fiscal years ended March 31, 2010 and March 31, 2009, respectively, and reflect KDH’s share of income recorded by associates. The fiscal year of all associates is the period from January 1 to December 31. As of KDH’s balance sheet date financial information for associates is not available for the prior year and can not be

Kabel Deutschland Holding AG

Notes to the Consolidated Financial Statements—(Continued)

as of March 31, 2010

reliably estimated. Therefore, the amounts disclosed in the following table are for the associate’s fiscal years ended December 31, 2008 and December 31, 2007, respectively.

Associates’ accumulated balance sheets	Dec. 31, 2008	Dec. 31, 2007
	T€	T€
Assets	74,115	68,734
Liabilities	51,763	53,106

Associates’ accumulated revenue and profit	Jan. 1 – Dec. 31, 2008	Jan. 1 – Dec. 31, 2007
	T€	T€
Revenue	45,653	42,007
Profit	7,062	3,030

For further information relating to financial assets, reference is made to the fixed asset register in Appendix 1 and Appendix 2.

3.9    Other Current Liabilities

	March 31, 2010	March 31, 2009
	T€	T€
Liabilities for personnel expenses	38,114	37,497
Liabilities to silent partners	13,373	12,653
Value added and employment taxes	12,478	7,693
Finance leases	9,535	8,858
Provision for onerous contracts	0	3,300
Debtors with credit balances	811	1,148
Miscellaneous other liabilities	13,464	15,991

	87,775	87,140

In the fiscal year ended March 31, 2010 the Group’s liabilities to silent partners include the fair value of the contribution of silent partnerships acquired in connection with the Orion Acquisition and dividend payments attributable to these silent partners.

3.10    Deferred Income

Deferred income primarily consists of customer prepayments on a quarterly, semi-annual or annual basis.

3.11    Financial Liabilities (current and non-current) and Senior Notes

3.11.1    Current Financial Liabilities

	March 31, 2010	March 31, 2009
	T€	T€
Accrued interest related to Senior Credit Facility
Tranche A	1,897	960
Tranche B	107	147
Tranche C	244	18,799
Senior Notes	20,836	19,616

Current financial liabilities	23,084	39,522

Kabel Deutschland Holding AG

Notes to the Consolidated Financial Statements—(Continued)

as of March 31, 2010

3.11.2    Non-Current Financial Liabilities

As of March 31, 2010 KDH has three different types of non-current financial liabilities in place. The Senior Notes, Senior Credit Facility and the PIK Loan have developed as follows:

	March 31, 2010	March 31, 2009
	T€	T€
Senior Notes	738,752	744,123
Senior Credit Facility	1,643,000	1,653,081
PIK Loan	710,272	650,533

	3,092,024	3,047,737

Senior Notes

	March 31, 2010	March 31, 2009
	T€	T€
Notes issued	755,553	755,553
Accrued financing and transaction cost	-24,089	-28,241
Foreign exchange rate effect	-53,902	-47,182

Currency hedge	61,190	63,993

	738,752	744,123

On July 2, 2004 KDG issued T€ 250,000 Euro Senior Notes and TUS $ 610,000 Dollar Senior Notes (together the “Senior Notes”), each of which are guaranteed by KDVS. As of March 31, 2010, T€ 250,000 aggregate principal amount of Euro Senior Notes and TUS $ 610,000 aggregate principal amount of Dollar Senior Notes are outstanding. The Senior Notes are currently registered under the Securities Act.

The Euro Senior Notes accrue interest at the rate of 10.750% per annum and the Dollar Senior Notes accrue interest at the rate of 10.625% per annum. The Senior Notes mature on July 1, 2014. Interest on the Senior Notes is payable on January 1 and July 1 of each year.

With respect to the Senior Notes, KDG entered into a hedge agreement with various banks swapping 100% of the US-Dollar denominated principal (TUS $ 610,000) and interest payments into Euro denominated principal and interest payments at a fixed rate over 5 consecutive years from July 1, 2004 until July 1, 2009. From December 2008 until March 2009, KDG successfully negotiated new swap agreements, which effectively prolonged the existing currency hedges at the same rate of US $ 1.2066 for each Euro and an increased average Euro fixed rate of 11.1695% (previously 10.2046%) by two years until July 1, 2011.

As of March 31, 2010 the new swaps have been accounted at fair value through profit or loss. Accordingly the changes in fair value for the new swaps and the currency translation of the US-Dollar Tranche of the Senior Notes in accordance with IAS 21 have been recognized through profit or loss. The total impact on loss amounts to T€ 347 (prior year: T€ 0) for the fiscal year ended March 31, 2010 and recorded in interest expense.

The Senior Notes contain several covenants limiting, among other things, KDH’s ability to:

•	incur additional indebtedness;

•	pay dividends or make other distributions;

•	make certain other restricted payments and investments;

•	create liens;

•	impose restrictions on the ability of KDH’s subsidiaries to pay dividends or make other payments to KDH;

Kabel Deutschland Holding AG

Notes to the Consolidated Financial Statements—(Continued)

as of March 31, 2010

•	transfer or sell assets;

•	merge or consolidate with other entities; and

•	enter into transactions with affiliates.

Under the Senior Notes indenture, the amount of restricted payments (including dividends) that can be made by Kabel Deutschland GmbH to KDH is, subject to certain adjustments and exceptions, limited to 50% of the consolidated net income (less 100% of any loss) of Kabel Deutschland GmbH since the date of issuance of the Senior Notes.

Each of the covenants is subject to a number of important exceptions and qualifications.

At any time on or before July 1, 2010, the Senior Notes may be redeemed at 105.375%, with respect to the Euro Senior Notes, and 105.313%, with respect to the Dollar Senior Notes, as a percentage of the principal amount thereof, and at the following prices (as a percentage of the principal amount) beginning on the day after July 1 in each of the following years:

	Redemption Price
	Euro Senior Notes	Dollar Senior Notes
After July 1, 2010	103,583%	103,542%
After July 1, 2011	101,792%	101,771%
After July 1, 2012	100,000%	100,000%

Upon the incurrence of a change of control (which term is defined in the indenture governing the Senior Notes), each holder of the Senior Notes has the right, subject to certain exceptions, to require the issuer to repurchase such holder’s Senior Notes at a purchase price equal to 101% of the principal amount thereof, plus accrued and unpaid interest to the repurchase date.

In addition, in the case of certain asset dispositions (which term is defined in the indenture governing the Senior Notes), each holder of the Senior Notes has the right, subject to certain exceptions, to require the issuer to repurchase such holder’s Senior Notes with the net available cash from such dispositions at a purchase price equal to 100% of the principal amount thereof, plus accrued and unpaid interest to the repurchase date.

The indenture governing the Senior Notes provides for events of defaults which, if any of them occurs, would permit or require the principal of and accrued interest on the Senior Notes to become or to be declared due and payable.

Senior Credit Facility

	March 31, 2010	March 31, 2009
	T€	T€
Senior Credit Facility Tranche A	1,150,000	1,150,000
Senior Credit Facility Tranche C	535,000	535,000

Senior Credit Facility	1,685,000	1,685,000
Accrued financing and transaction costs, Tranche A	-25,823	-21,133
Accrued financing and transaction costs, Tranche C	-16,177	-13,616
Interest Hedge	0	2,830

Senior Credit Facility, net of financing and transaction cost	1,643,000	1,653,081

On May 12, 2006 KDVS entered into a Senior Credit Facility, arranged by the Royal Bank of Scotland plc. This agreement was comprised of two facilities, a fully drawn T€ 1,150,000 term loan facility (“Tranche A”) and a T€ 200,000 revolving credit facility (“Tranche B”). According to the original agreement, Tranche A and Tranche B mature on March 31, 2012. On July 19, 2007 KDVS amended the Senior Credit Facility and increased

Kabel Deutschland Holding AG

Notes to the Consolidated Financial Statements—(Continued)

as of March 31, 2010

Tranche B to T€ 325,000 under the same terms and conditions as the original Tranche B. The Senior Credit Facility is secured by all the assets of KDVS and a first priority pledge on 100% of the shares of KDVS owned by Kabel Deutschland GmbH. Since the closing date, Tranche A (T€ 1,150,000) has been fully drawn. The fair value of KDVS’ shares reported in Group’s financials is € 3.6 billion.

The revolving credit facility (Tranche B) may be borrowed, repaid and reborrowed up until one month prior to the final maturity date. Borrowings under Tranche B may be used for general corporate purposes. As of March 31, 2010, no amounts were outstanding under Tranche B.

The financing and transaction costs related to Tranche B are shown under non-current assets (prepaid expenses) in the amount of T€ 1,116 (prior year: T€ 2,484) and under current prepaid expenses in the amount of T€ 1,116 (prior year T€ 1,116).

On October 22, 2007, KDVS signed a T€ 650,000 senior add-on facility (“Tranche C”), which ranks pari passu with Tranche A and Tranche B. As of May 9, 2008 the Tranche C commitment was reduced to T€ 535,000. Tranche C was drawn on May 9, 2008 in the amount of T€ 535,000 and remains fully drawn. Tranche C originally matures in March 2013.

On February 1, 2010 the Group effectively agreed several amendments to its Senior Credit Facility with 97,4% of the lenders consenting to the requested amendments. The amendments primarily comprised of:

•	reset of the restrictions related to the permitted acquisition volume,

•	allow new borrowings if the proceeds are used to make acquisitions that become part of the security group or to refinance existing senior debt,

•	widen the covenant leverage test in case of major acquisitions (enterprise value of more than T€ 400,000), and

•	change the junior debt / senior debt prepayment ratio to 1:1.

In addition some technical amendments were agreed, including the permission for a collapse merger between KDVS and Kabel Deutschland GmbH and the permission to address the extension of the Revolving Credit Facility (Tranche B).

Separately, with 82% of Tranche A lenders and more than 92% of Tranche C lenders there was agreed an extension of their existing Tranche A and / or Tranche C exposure on the original maturity dates until March 31, 2014 in return for an increased margin.

After giving effect to such amendments and the execution of the roll documentation on February 3, 2010, T€ 200,789 of the Group’s debt will be due for repayment in 2012, with another T€ 38,457 due in 2013 and T€ 1,445,754 will ultimately be due in 2014.

With the amendments, margins for rolling lenders increased to 2.25% from 1.75% for Tranche A and remained stable at 3.25% for Tranche C. In addition until the original maturity date and extension an annual commitment fee of 1.25% for rolling lenders of Tranche A and 0.25% for rolling lenders of Tranche C effectively increase the margins on the extended facilities to 3.50%. For consenting but non-rolling Tranche A lenders representing T€ 163,595, the margin also increased to 2.25% from 1.75%. Non-consenting lenders in Tranche A, representing T€ 37,194, and non-rolling Tranche C lenders, representing T€ 38,457 will receive no margin increase.

At the same time, margins for consenting lenders in the Revolving Credit Facility (Tranche B) representing T€ 312,194 increased to 2.25% from 1.75% for drawn amounts. Non-consenting lenders in the Revolving Credit Facility, representing T€ 12,806, will receive no margin increase for drawn amounts.

Kabel Deutschland Holding AG

Notes to the Consolidated Financial Statements—(Continued)

as of March 31, 2010

Interest rates on the Senior Credit Facility are based on one, two, three or six months EURIBOR plus a margin. The margin on Tranche A and B of the Senior Credit Facility for non-rolling lenders is based on the ratio of consolidated senior net borrowings to consolidated EBITDA (as defined in the Senior Credit Facility agreement) as follows:

Ratio of consolidated senior net borrowings to consolidated EBITDA (as defined in the Senior Credit Facility agreement)	Margin (% per annum)
Greater than 4:1	2.000
Less than or equal to 4:1, but greater than 3.5:1	1.875
Less than or equal to 3.5:1	1.750

As of March 31, 2010 the ratio of consolidated senior net borrowings to consolidated EBITDA amounted to 2.11:1. Therefore, the applicable margin was EURIBOR + 1.75% as of March 31, 2010. KDVS pays an annual commitment fee of 0.625% on the undrawn commitment under Tranche B. The margin for non-rolling Tranche C lenders is 3.25%.

The margin on the rolled portion of Tranche A and the rolled portion of Tranche C is also based on the ratio of consolidated senior net borrowings to consolidated EBITDA (as defined in the Senior Credit Facility agreement) as follows:

Ratio of consolidated senior net borrowings to consolidated EBITDA (as defined in the Senior Credit Facility agreement)	Margin (% per annum)
Greater than 2:1	3.500
Less than or equal to 2:1	3.250

The Senior Credit Facility contains several affirmative and negative covenants including, but not limited to, the following financial covenants:

Covenant Test	Requirement as of March 31, 2010
EBITDA to net interest	Greater than 2.50:1
Senior net debt to EBITDA	Less than 3.00:1

The foregoing thresholds adjust over time, becoming more restrictive. As of March 31, 2010 KDH’s ratio of EBITDA to net interest amounted to 4.29:1. The ratio of senior net debt to EBITDA amounted to 2.11:1.

On February 25, 2009, KDVS amended its Senior Credit Facility to change the senior net debt to EBITDA covenant for the quarters starting from December 2010 to December 2011, as well as to extend senior net debt to EBITDA and EBITDA to net interest covenants beyond March 2012 until maturity of Term Loan C in March 2013. On February 1, 2010, KDVS amended its Senior Credit Facility to extend these covenants until the maturity of the rolled portions of Tranche A and Tranche C in March 2014.

In addition, the Senior Credit Facility contains certain negative covenants significantly restricting KDH’s ability to, among other things if the covenants are not amended with the agreement dated February 1, 2010:

•	incur additional indebtedness;

•	pay dividends or make other distributions;

•	make certain other restricted payments and investments;

•	create liens;

•	impose restrictions on the ability of KDH’s subsidiaries to pay dividends or make other payments to KDH;

•	transfer or sell assets;

•	merge or consolidate with other entities; and

•	enter into transactions with affiliates.

Kabel Deutschland Holding AG

Notes to the Consolidated Financial Statements—(Continued)

as of March 31, 2010

Mandatory prepayments of the Senior Credit Facility are required (i) in full upon a change of control (generally triggered if a person or group other than Providence Equity Partners (Providence) or its affiliates gains control of more than 30% of the total voting rights of the Company) or a sale of substantially all of the assets or the businesses, (ii) in part from the receipt of proceeds from certain third parties, including in connection with asset sales, and (iii) in part from 50% of the primary proceeds from the sale of shares on the public market by Kabel Deutschland GmbH or by one of its holding companies, to the extent not applied to discharge indebtedness under the Senior Notes or the PIK Loan or reinvested in the business, and only to the extent required to reduce the ratio of consolidated total senior net borrowings to consolidated EBITDA to 2:1. The public offering of shares in KDH AG did not generate primary proceeds to Kabel Deutschland GmbH nor to its holding companies as would be relevant for a mandatory prepayment under the Senior Credit Facility, as the Selling Shareholder received all the net proceeds from the sale of the Offer Shares.

At March 31, 2010 T€ 1,150,000 was outstanding under Tranche A at an interest rate of approximately 2,633% and T€ 535,000 was outstanding under Tranche C at an interest rate of approximately 3,649%. Currently KDH has no interest hedging instruments in place.

2014 PIK Loan

The 2014 PIK Loan developed as follows:

	March 31, 2010	March 31, 2009
	T€	T€
Amount payable	696,068	631,499
Accrued interest	20,546	26,440
Accrued financing and transaction costs	-6,342	-7,406

	710,272	650,533

Effective May 19, 2006 KDH entered into a PIK Loan in the amount of T€ 480,000 with Goldman Sachs International and Deutsche Bank AG (London Branch) acting as joint mandated lead arrangers and bookrunners. The PIK Loan matures on November 19, 2014 and bears interest at a rate of EURIBOR plus a margin of 7.00% p.a. plus 0.0017% in mandatory costs. The PIK interest is paid in additional debt as new PIK Loans under the same terms and conditions every six months at May 19th and November 19th and is a non-cash payment in kind. As of March 31, 2010, T€ 696,068 was outstanding under the PIK Loan.

The PIK Loan contains several covenants limiting, among other things, KDH’s ability to:

•	incur additional indebtedness;

•	pay dividends or make other distributions;

•	make certain other restricted payments and investments;

•	create liens;

•	impose restrictions on the ability of KDH’s subsidiaries to pay dividends or make other payments to KDH;

•	enter into transactions with affiliates; and

•	enter into certain lines of business.

There is no security granted in favor of the PIK Loan. Mandatory prepayments of the PIK Loan are required in case of (i) a change of control and (ii) receipt of proceeds from certain asset sales. The Group is also entitled, at KDH’s option, to prepay the PIK Loan, in whole or in part, at any time without penalty. The agreement governing the PIK Loan provides for events of defaults which, if any of them occurs, would permit or require the principal of and accrued interest on the PIK Loan to become or to be declared due and payable.

Kabel Deutschland Holding AG

Notes to the Consolidated Financial Statements—(Continued)

as of March 31, 2010

3.12    Provisions for Pension

The Group has several defined benefit pension plans for different groups of employees (collective agreement (“CA”) employees, non-collective agreement (“NCA”) employees and other). The majority of the plans are average salary plans, which are in accordance with regulations applicable for public servants. These plans were continued with substantially the same terms upon the purchase of the business from DTAG. The plans for other employees represent individual commitments.

The annual contributions for CA and NCA employees amount to 2.5% of their contractually agreed annual fixed salaries. The annual contributions for NCA employees increase by 9% for salaries lying above the income threshold for contributions to the statutory pension scheme. Each contribution is translated into an insured sum.

The insured sum is calculated by multiplying the contribution by the respective age factor of the employee and is credited to a pension account. From the age of 61 to the onset of retirement, each employee receives an additional annual bonus sum amounting to 6% of the most recent pension account balance. The contribution rates for individual pension commitments are determined on an individual basis.

The following tables summarize the components of net benefit expense recognized in the statement of income and the funded status and amounts recognized in the balance sheet for the defined benefit plans:

Net benefit expenses recognized in the consolidated statement of income

	Apr. 1, 2009 – Mar. 31, 2010	Apr. 1, 2008 – Mar. 31, 2009
	T€	T€
Current service cost	3,501	3,530
Interest expense	1,913	1,696
Net actuarial losses	-8	0
Plan disbursements	-137	0

Net benefit expense	5,269	5,226

The expenses arising from the accrual of interest on pension obligations are recorded in interest expense.

The recognized expense is recorded in the following items in the statement of income:

	Apr. 1, 2009 – Mar. 31, 2010	Apr. 1, 2008 – Mar. 31, 2009
	T€	T€
Cost of services rendered	918	918
Selling expenses	1,525	1,452
General and administrative expenses	1,050	1,160
Other	-137	0
Interest expense	1,913	1,696

	5,269	5,226

Benefit Liability

	March 31, 2010	March 31, 2009
	T€	T€
Defined benefit obligation	40,382	32,257
Unrecognized actuarial gains (-) / losses (+)	-939	3,052

Benefit liability	39,443	35,309

Kabel Deutschland Holding AG

Notes to the Consolidated Financial Statements—(Continued)

as of March 31, 2010

Changes in the present value of the defined benefit obligation are as follows:

	Apr. 1, 2009 – Mar. 31, 2010	Apr. 1, 2008 – Mar. 31, 2009
	T€	T€
Defined Benefit Obligation at April 1	32,257	29,119
Current Service Cost	3,501	3,530
Interest Cost	1,913	1,696
Actual Benefit Payments	-222	-131
Acquisition / Business Combination	-1,050	1,066
Actuarial Gains (-) / Losses (+)	3,983	-3,023

Defined Benefit Obligation at March 31	40,382	32,257

The principal assumptions used in determining pension benefit obligations for the Group plans are shown below:

Underlying actuarial assumptions

	Apr. 1, 2009 – Mar. 31, 2010	Apr. 1, 2008 – Mar. 31, 2009
	%	%
Discount rate as of March 31	5.24	6.00
Future salary increases	3.25	3.25
Future pension increases	1.00 - 1.50	1.00 - 1.50
Staff turnover	6.10	4.50

Amounts for the current and the previous four periods are as follows:

	March 31, 2010	March 31, 2009	March 31, 2008	March 31, 2007	March 31, 2006
	T€	T€	T€	T€	T€
Defined benefit obligation	40,382	32,257	29,119	29,149	26,385
Plan assets	0	0	0	0	0
Deficit	40,382	32,257	29,119	29,149	26,385
Experience adjustments on plan liabilities	-26	-1,366	-626	210	0

3.13    Other Provisions (current and non-current)

	Balance as of April 1, 2009	Utilization	Reversal	Addition	Interest	Balance as of March 31, 2010
	T€	T€	T€	T€	T€	T€
Anniversary payments	179	-50	0	11	0	140
Asset retirement obligations	25,815	-222	-55	1,157	2,234	28,929
Restructuring	26,573	-16,145	-4,112	67	0	6,383
Legal fees and litigation costs	193	-76	-87	61	0	91
Other	13,676	-4,784	-7	1,559	0	10,444

Total provisions	66,436	-21,277	-4,261	2,855	2,234	45,987

As of March 31, 2010 other provisions can be segregated into current obligations (T€ 16,918) and non-current obligations (T€ 29,069).

Kabel Deutschland Holding AG

Notes to the Consolidated Financial Statements—(Continued)

as of March 31, 2010

	Balance as of April 1, 2008	Utilization	Reversal	Addition	Interest	Balance as of March 31, 2009
	T€	T€	T€	T€	T€	T€
Anniversary payments	184	-35	0	30	0	179
Asset retirement obligations	22,086	-92	0	2,677	1,144	25,815
Restructuring	2,164	-1,364	-151	25,924	0	26,573
Legal fees and litigation costs	1,901	0	-1,870	162	0	193
Other	2,428	-76	-942	12,266	0	13,676

Total provisions	28,763	-1,567	-2,963	41,059	1,144	66,436

As of March 31, 2009 other provisions can be segregated into current obligations (T€ 40,442) and non-current obligations (T€ 25,994).

Provisions for asset retirement obligation

All asset retirement obligation calculations as of March 31, 2010 utilize an inflation rate of 2.06% (20-year-OECD-average (“OECD” – Organisation for Economic Co-operation and Development); prior period: 2.19%) and a risk-free interest refinancing rate of 5.24% (prior period: 6%). The obligation is accreted to the expected payment amount using the effective interest method.

Additions for new asset retirement obligations recognized in the fiscal years ended March 31, 2010 and March 31, 2009 increased the provision by T€ 269 and T€ 1,254, respectively.

Due to a change in estimate with respect to the interest rate as of March 31, 2010 the interest of T€ 2,234 related to asset retirement obligations consist of T€ 1,000 for the change in estimate and T€ 1,234 for the accretion in interest, which is considered in interest expense.

For obligations related to the returning of CPE an inflation rate of 1.80% was utilized. The risk-free interest refinancing rate differs depending on the expected time until returning and varies between 2.34% for a maturity of 3 years and 3.17% for a maturity of 5 years. The obligation is also accreted to the expected payment amount using the effective interest method.

Additions for new CPE obligations recognized in the fiscal years ended March 31, 2010 and March 31, 2009 increased the provision by T€ 888 and T€ 1,423, respectively.

Provisions for restructuring

As of March 31, 2009 provisions in connection with the reorganization of the technical department and certain other smaller restructuring programs were recorded in the amount of T€ 26,573. During the fiscal year ended March 31, 2010 the net effect of utilizations, reversals and additions amounted to T€ 20,190 comprising primarily severance payments and other costs, individual amounts can be identified in the above table. As of March 31, 2010 the total provision amounted to T€ 6,383.

Other

As of March 31, 2009 T€ 13,676 remained in other provisions. During the fiscal year ended March 31, 2010 T€ 4,688 were utilized primarily for partial settlement of the dispute regarding the Orion Acquisition. As of March 31, 2010 the remaining total of T€ 10,444 is primarily related to the ongoing main part of the dispute regarding the Orion Acquisition.

Kabel Deutschland Holding AG

Notes to the Consolidated Financial Statements—(Continued)

as of March 31, 2010

3.14    Other Non-current Liabilities

	March 31, 2010	March 31, 2009
	T€	T€
Finance leases	10,444	19,978
Liabilities related to share-based payments (MEP)	23,288	78,083
Smartcard provider	5,056	4,431

	38,788	102,492

The decrease in liabilities related to share-based payments is primarily due to the settlement of all MEP Option Programs which were in place as of March 31, 2009 and the partial settlement of the MEP Interest Programs by sale of some of the interests (see also 5.5).

3.15    Equity

Share Capital

As of March 31, 2010 KDH AG’s share capital is € 90,000,000 and consists of 90,000,000 ordinary bearer shares with no par value each representing a notional value of € 1.00. KDH AG’s share capital is fully paid in.

KD HoldCo’s issued share capital changed as follows in the past two fiscal years. The registered share capital of KD HoldCo at the time of formation on January 19, 2005 (formerly Kabel Deutschland GmbH & Co. KG) was € 100,000. By resolution of the Shareholders’ Meeting of February 19, 2010, the share capital of KD HoldCo was increased from the company’s own resources by € 89,900,000 from € 100,000 to € 90,000,000. Since its change of legal form as resolved by the same shareholders’ resolution, registered together with the capital increase in the commercial register on March 4, 2010, the Company has existed as a German stock corporation (Aktiengesellschaft) with a share capital of currently € 90,000,000.

Each share entitles the holder to one vote.

Authorized Capital and Contingent Capital

As of March 31, 2010 KDH AG has the following authorized capital and contingent capital in place:

	amount in T€	no par value bearer shares in thousands	purpose
Authorized Capital 2010/I	45,000	45,000	Increase in share capital (until February 18, 2015)*

Contingent Capital 2010/I	45,000	45,000	Granting bearer shares to holders or creditors of convertible and/or warrant bonds (issued until March 14, 2015)*

*	subject to the approval of the Supervisory Board

Authorized Capital

In connection with the resolution on the change of legal form, on February 19, 2010, the shareholders also passed a resolution for authorized capital. Subject to the approval by the Supervisory Board, the Management Board shall be authorized to increase the registered share capital of the Company on one or more occasions through February 18, 2015 by a total amount of up to € 45,000,000 by issuing up to 45,000,000 new no-par value bearer shares against contributions in cash and/or in kind with the possibility to exclude the subscription rights of the shareholders under certain preconditions (“Authorized Capital 2010/I”).

The Management Board is also authorized to determine, with the consent of the Supervisory Board, the further details of the capital increases under the Authorized Capital 2010/I and its implementation.

Kabel Deutschland Holding AG

Notes to the Consolidated Financial Statements—(Continued)

as of March 31, 2010

Contingent Capital

On March 15, 2010, the shareholders passed a resolution for contingent capital. The registered share capital of the Company is increased conditionally by up to € 45,000,000 by issuing up to 45,000,000 new no-par value bearer shares (“Contingent Capital 2010/I”). The conditional capital serves the purpose of granting bearer shares to the holders or creditors of convertible and/or warrant bonds, which are issued by the Company or an Affiliated Company until March 14, 2015 against contribution in cash based on the authorization granted by the general shareholders meeting on March 15, 2010 and which provide for a conversion or option right to no-par value bearer shares in the Company or stipulate a conversion obligation. The new no-par value bearer shares from Contingent Capital 2010/I may be issued only at a conversion or option price which meets the requirements stipulated in the authorization granted by the general meeting on March 15, 2010. The conditional capital increase shall be carried out only to the extent that option or conversion rights are exercised or the holders or creditors required to convert their Bonds, fulfill their conversion obligation and to the extent that no compensation in cash is granted and that no shares owned by the Company or new shares issued out of the authorized capital are used to satisfy the conversion or option rights or conversion obligations. The new no-par value bearer shares shall participate in the profit from the beginning of the fiscal year in which they are issued due to the exercise of option or conversion rights or the fulfillment of conversion obligations. The Management Board shall be authorized to determine the further details of the conditional capital increase and its execution.

Capital reserve

For the fiscal year ended March 31, 2010 the reduction of the capital reserve by T€ 89,900 (prior year: T€ 0) results from the increase in share capital from the company’s own resources. Additionally, the capital reserve increased due to the consideration of share-based payments in the amount of T€ 70,464 and T€ 524, respectively for the two fiscal years ended March 31, 2010 and March 31, 2009. This increase resulted in each case from payments to MEP interest holders and in the fiscal year ended March 31, 2010 from the repurchase of all interests granted for exercised options under the option programs as a result of the settlement of all option programs.

Cash flow hedge reserve

Changes in the fair value of the currency cash flow hedges are recognized directly in equity under cash flow hedge reserve. The accumulated amount is released to profit or loss insofar as the hedged transaction affects profit or loss of the year.

Asset Revaluation Surplus

During the fiscal year ended March 31, 2009, KDH acquired additional shares of Kabelcom Braunschweig Gesellschaft für Breitbandkabel-Kommunikation mbH and Kabelcom Wolfsburg Gesellschaft für Breitbandkabel-Kommunikation mbH, RKS Niedersächsische Kabel-Servicegesellschaft mbH & Co. KG and RKS Niedersächsische Kabel-Service-Beteiligungsgesellschaft mbH. These acquisitions resulted in control of KDH over those four entities from that point on and therefore constituted a step acquisition. The difference of the proportionate fair values for acquired assets as of the original acquisition date in 2003 and the proportionate value of those assets at the date of transfer of control due to additional acquired shares in 2008 is presented in an asset revaluation surplus. The asset revaluation surplus in equity relates directly to the identifiable asset customer lists acquired in these step acquisitions and are therefore transferred directly to retained earnings as the asset is amortized.

Accumulated deficit

For the years ended March 31, 2010 and March 31, 2009, the accumulated deficit was T€ 1,823,064 and T€ 1,713,799, respectively.

Minority Interests

Minority interests are presented in the subsidiaries Urbana Teleunion Rostock GmbH & Co. KG, Kabelcom Braunschweig Gesellschaft für Breitbandkabel-Kommunikation mbH and Kabelcom Wolfsburg Gesellschaft für

Kabel Deutschland Holding AG

Notes to the Consolidated Financial Statements—(Continued)

as of March 31, 2010

Breitbandkabel-Kommunikation mbH. Therefore, the Group has allocated the respective net assets in the amount of T€ 8,777 representing the share of equity relating to the minority interests upon initial acquisition. Additionally, dividends distributed to minority interests amounted to T€ 1,586 (prior year: T€ 1,109) in the fiscal year ended March 31, 2010.

4.    Notes to the Consolidated Statement of Income

4.1    Revenues

Revenues were generated in Germany as follows:

	April 1, 2009 – March 31, 2010	April 1, 2008 – March 31, 2009
	T€	T€
Basic Cable Revenues	904,757	911,155
Premium-TV Revenues	213,538	192,331
Internet and Phone Revenues	341,961	231,942
TKS Revenues	41,294	34,903

	1,501,550	1,370,331

The Group generates revenues in its Basic Cable segment (regarding the renaming of segments see 5.1 Segment Reporting) from subscription fees for access to and delivery of its basic analog and digital TV signals, installation and connection fees and other non-subscription based revenues. Basic Cable revenues are generated via individual contracts with customers, collective contracts with landlords and housing associations and contracts with Level 4 network operators.

	April 1, 2009 – March 31, 2010	April 1, 2008 – March 31, 2009
	T€	T€
Basic Cable Subscription Fees	889,707	898,895
Installation Fees	11,275	7,876
Other Revenues	3,775	4,384

Total Basic Cable Revenues	904,757	911,155

The Group’s Premium-TV segment generates revenues primarily through pay-TV subscription fees. In addition, the Premium-TV business generates revenues from both public and private broadcasters (including the German pay-TV operator Sky Deutschland) who pay fees for carriage of their programming on KDH’s network.

Revenues for Internet and Phone include recurring revenues from monthly subscription and usage fees and phone interconnection revenues generated by phone traffic of third party carriers’ customers being transmitted across KDH’s network, as well as non-recurring revenues from installation fees and the sale of CPE. The significant increase in Internet and Phone revenues is due to a combination of the successful effort of KDH to increase the number of homes passed upgraded for two-way communication which can be marketed and an increase in the number of Internet and Phone subscribers taking KDH’s services in these areas.

TKS revenues primarily relate to revenues generated by TKS Telepost Kabel-Service Kaiserslautern GmbH & Co. KG (“TKS”) for providing cable television, and Internet and Phone services to the NATO military personnel based in Germany.

Kabel Deutschland Holding AG

Notes to the Consolidated Financial Statements—(Continued)

as of March 31, 2010

4.2    Cost of Services Rendered

Cost of services rendered primarily comprises cost related to KDH’s revenue generating business activities and consists of costs and expenses related to the operation and maintenance of KDH’s network and other costs directly associated with the distribution of products and services over the Group’s network. Therefore, cost of services rendered includes four categories of expenses as follows:

	April 1, 2009 – March 31, 2010	April 1, 2008 – March 31, 2009
	T€	T€
Cost of Materials and Services	379,948	344,508
Thereof:
Expenses associated with service level agreements	187,928	175,805
Content Costs	49,829	47,438
Maintenance and Repair	28,343	27,204
Connectivity and Network Charges	21,962	20,211
Phone and Interconnection Charges	37,033	27,864
Other Expenses	54,852	45,986
Personnel Expenses	32,830	62,321
Depreciation and Amortization	242,154	205,504
thereof intangible assets	8,933	7,072
thereof tangible assets	233,221	198,432
Other Cost and Expenses	81,564	84,222

Total Cost of Services Rendered	736,496	696,555

Cost of materials and services in relation to cost of services rendered primarily include expenses associated with service level agreements with Deutsche Telekom (“SLAs”) and, to a lesser extent service level agreements with other third party vendors, content costs, network maintenance and repair costs, connectivity and network charges, phone interconnection charges and other costs and expenses.

Expenses associated with SLAs and service level agreements with third parties other than Deutsche Telekom increased by T€ 12,123 in the fiscal year ended March 31, 2010 primarily due to the lease of additional lines required for more network capacity associated with the growth of the Group’s Internet and Phone business.

Content costs increased by T€ 2,391 in the fiscal year ended March 31, 2010 and relate to the programming costs for Kabel Digital Home and Kabel Digital International.

Maintenance and repair provided by third parties increased by T€ 1,139 in the fiscal year ended March 31, 2010 due to the outsourcing of significant parts of the Group’s technical staff.

Connectivity and network expenses reflect the cost of connecting to third party networks and the cost of KDH’s regional backbones. In the fiscal year ended March 31, 2010 the Group’s connectivity and network charges increased by T€ 1,751 and is reflective of the increase in KDH’s upgraded network, RGU additions, bandwidth usage per subscriber and deployment of fiber backbones.

Phone interconnection cost is a charge between carriers related to phone traffic, specifically, the cost of phone traffic being transmitted through the network of third party carriers. KDH separately record as revenues the phone traffic of third party carriers’ customers being transmitted across KDH’s network. In the fiscal year ended March 31, 2010, phone interconnection charges increased by T€ 9,169.

Other expenses of materials and services are comprised of several items, including cost of CPE sold, non-capitalized incidental expenses related to leased transponders, Internet and cable modem installation assistance and conditional access charges and other materials and services, and increased by T€ 8,866 in the fiscal year ended March 31, 2010. The increase was primarily due to increased expenses for CPE sold and cable modem costs compared to the prior year period. This increase in number of units sold has generated a corresponding increase of revenues from the sale of this equipment.

Kabel Deutschland Holding AG

Notes to the Consolidated Financial Statements—(Continued)

as of March 31, 2010

Personnel expenses within cost of services rendered are comprised of costs incurred with respect to KDH’s technical staff responsible for network operations and maintenance, including wages, salaries, social security and pension costs, as well as restructuring and non-cash expenses related to the MEP program. In the fiscal year ended March 31, 2010, personnel expenses decreased by T€ 29,491. Included in the personnel expenses for the fiscal year ended March 31, 2010, was T€ 2,651 of income due to a reversal of restructuring provisions compared to a restructuring accrual expense of T€ 20,775 in the fiscal year ended March 31, 2009. The remaining decrease in personnel expenses is primarily due to the reduction of FTE’s in network operations and maintenance.

Depreciation and amortization in relation to cost of services rendered reflect the charges made in relation to the network infrastructure and primarily include the depreciation of the network and capitalized leased transponders and depreciation of modems. Depreciation and amortization increased by T€ 36,650 in the fiscal year ended March 31, 2010.

Other cost and expenses in relation to cost of services rendered include copyright fees and other expenses which include IT-support, rent for technical infrastructure and other miscellaneous expenses. Copyright fees are generally based on a negotiated percentage of KDH’s Basic Cable subscription revenues. In the fiscal year ended March 31, 2010, other cost and expenses decreased by T€ 2,658. This decrease is primarily due to a reduction of KDH’s lease car fleet and related vehicle expenses. This effect was partly offset by higher expenses for maintenance of technical equipment in the fiscal year ended March 31, 2010 resulting from a higher customer base.

4.3    Other Operating Income

Other operating income decreased by T€ 3,509 to T€ 14,570 from T€ 18,079 in the fiscal year ended March 31, 2010 and primarily consists of other service income, especially advertising charges (T€ 6,128); recoveries related to damaged property (T€ 1,500) and various other positions with minor amounts.

4.4    Selling Expenses

Selling expenses are expenses incurred to support the Group’s sales and marketing effort with respect to KDH’s products and services and are divided into four categories as follows:

	April 1, 2009 – March 31, 2010	April 1, 2008 – March 31, 2009
	T€	T€
Cost of Materials and Services	23,851	23,093
Personnel Expenses	84,341	84,949
Depreciation and Amortization	181,304	169,348
thereof intangible assets	153,403	147,993
thereof tangible assets	27,901	21,355
Other Cost and Expenses	159,183	148,232

Total Selling Expenses	448,679	425,622

Cost of materials and services in relation to selling expenses is comprised of services related to the general distribution of KDH’s products and services, such as cost of external call centers and cost of subsidized CPE and increased by T€ 758 in the fiscal year ended March 31, 2010.

Personnel expenses within selling expenses include wages, salaries, social security costs and pension costs related to the sales, marketing and call center personnel as well as restructuring and non-cash expenses related to the MEP program.

Depreciation and amortization in relation to selling expenses primarily includes the amortization of the customer list, capitalized costs of customer acquisition and CPEs and increased by T€ 11,956 in the fiscal year ended March 31, 2010. This increase was primarily driven by an increased growth in KDH’s customer base and a full twelve month amortization period of the acquired Orion customer list in the fiscal year ended March 31, 2010 compared to only eleven months in the fiscal year ended March 31, 2009.

Kabel Deutschland Holding AG

Notes to the Consolidated Financial Statements—(Continued)

as of March 31, 2010

Other cost and expenses in relation to selling expenses primarily include advertising expenses, sales commissions, bad debt expenses, direct mailing costs and other items. In total, other cost and expenses within sales increased by T€ 10,951. Increases in bad debt expenses, consulting costs, sales commissions and other items were partially offset by a decrease in marketing and advertising expenses in the fiscal year ended March 31, 2010.

4.5    General and Administrative Expenses

General and administrative expenses are comprised of expenses that are not directly allocated to cost of services rendered or to selling expenses. General and administrative expenses are divided into three categories as follows:

	April 1, 2009 – March 31, 2010	April 1, 2008 – March 31, 2009
	T€	T€
Personnel Expenses	62,430	47,606
Depreciation and Amortization	26,707	27,802
thereof intangible assets	20,908	22,419
thereof tangible assets	5,799	5,383
Other Cost and Expenses	47,178	54,173

Total General and Administrative Expenses	136,315	129,581

Personnel expenses within general and administrative expenses include wages, salaries, social security costs and pension costs related to general and administrative personnel as well as non-cash expenses related to the MEP program and minor amounts of restructuring. Personnel expenses for KDH’s non-operating and non-sales related activities increased by T€ 14,824 in the fiscal year ended March 31, 2010 which was primarily related to higher non-cash expenses in relation to the MEP of T€ 12,905.

Depreciation and amortization within general and administrative expenses primarily reflects charges against KDH’s investments in the IT area, including software which KDH has developed. Depreciation and amortization decreased by T€ 1,095 in the fiscal year ended March 31, 2010.

Other cost and expenses within general and administrative expenses primarily include consultants, IT support and decreased by T€ 6,995 in the fiscal year ended March 31, 2010. The primary reason for such decrease was the termination of the service level agreements in relation to the Orion Acquisition accounting for T€ 9,456 in lower expenses in the fiscal year ended March 31, 2010 compared to the same period in the prior year. This positive impact was partly offset by an increase in consulting expenses, primarily in relation to one-time IPO expenses of T€ 2,701.

4.6    Personnel Expenses

Personnel expenses are comprised of the following:

	April 1, 2009 – March 31, 2010	April 1, 2008 – March 31, 2009
	T€	T€
Wages and Salaries	151,065	165,121
Social Security	28,537	29,755

	179,602	194,876

Kabel Deutschland Holding AG

Notes to the Consolidated Financial Statements—(Continued)

as of March 31, 2010

Included in wages and salaries:

	April 1, 2009 – March 31, 2010	April 1, 2008 – March 31, 2009
	T€	T€
MEP	15,669	2,063
thereof are related to:
Cost of Services Rendered	298	120
Selling Expenses	1,138	615
General and Administrative Expenses	14,233	1,328
Restructuring	-3,216	24,688
thereof are related to:
Cost of Services Rendered	-2,651	20,775
Selling Expenses	-481	3,758
General and Administrative Expenses	-84	155

For further information regarding restructuring plans see Section 3.13.

Included in social security:

	April 1, 2009 – March 31, 2010	April 1, 2008 – March 31, 2009
	T€	T€
Personnel Expenses related to defined benefit pension plan	3,493	3,530
thereof are related to:
Cost of Services Rendered	918	918
Selling Expenses	1,525	1,452
General and Administrative Expenses	1,050	1,160

Statutory social security contribution	21,257	21,788
thereof are related to:
Cost of Services Rendered	5,719	6,867
Selling Expenses	10,151	9,887
General and Administrative Expenses	5,387	5,034

For the fiscal years ended March 31, 2010 and 2009, social security included T€ 11,383 and T€ 10,867, respectively, for expenses related to the governmental pension scheme.

During the years ended March 31, 2010 and March 31, 2009 an average of 2,648 and 2,807, respectively, people were employed.

Kabel Deutschland Holding AG

Notes to the Consolidated Financial Statements—(Continued)

as of March 31, 2010

4.7    Financial Results

Interest Expense

	April 1, 2009 – March 31, 2010	April 1, 2008 – March 31, 2009
	T€	T€
Interest Expenses on financial instruments that are not at fair value through profit or loss
Senior Notes	82,123	78,465
Senior Credit Facility	55,561	122,748
PIK Loan	58,676	71,337
Amortization of Capitalized Finance Fees	20,739	12,594
Finance Lease	1,808	2,437
Other	2,993	1,792
Interest Expenses on financial instruments at fair value through profit or loss	-2,963	11,265

Interest Expense on provisions and non-financial liabilities
Pensions	1,913	1,696
Asset Retirement Obligations	1,234	1,144
Other	94	1,349

Total Interest Expenses	222,178	304,827

Interest expense includes interest accrued on bank loans, the Group’s 2014 Senior Notes, amortization of financing fees, interest on finance leases and other. The significant decrease in interest expenses related to the Senior Credit Facility is due to the considerable decrease of EURIBOR in 2010 compared to the level during the fiscal year ended March 31, 2009.

Interest expenses on financial instruments at fair value through profit or loss includes net interest payments to the counterparties of interest rate swaps and caps as well as effects from fair value measurement of such financial instruments.

(See the definition of all terms above in Section 3.11 and 5.6).

Interest Income

Interest income for the fiscal years ended March 31, 2010 and March 31, 2009 amounted to T€ 4,601 and T€ 3,512, respectively, and primarily related to interest income on bank deposits. Of the total interest income, amounts of T€ 1,335 and T€ 497 relate to non-financial assets and liabilities primarily in connection with tax issues.

4.8    Income from Associates

Income from associates for the fiscal years ended March 31, 2010 and March 31, 2009 amounts to T€ 3,392 and T€ 14,052, respectively. The decrease in income from associates is primarily due to one-time proceeds from the sale of KDH’s minority shareholding in Kabel-Service Berlin GmbH during the fiscal year ended March 31, 2009.

Kabel Deutschland Holding AG

Notes to the Consolidated Financial Statements—(Continued)

as of March 31, 2010

4.9    Benefit/Taxes on Income

Major components of income tax expense for the years ended March 31, 2010 and March 31, 2009 are:

	Apr. 1, 2009 – Mar. 31, 2010	Apr. 1, 2008 – Mar. 31, 2009
	T€	T€
Consolidated statement of operations
Current income tax
Current income tax charge	31,638	9,275
Prior year income tax charge (+) / release (-)	-1,284	2,840

Deferred income tax
Relating to origination and reversal of temporary differences	-4,566	-18,355

Income tax expense (+) / income (-) reported in consolidated statement of income	25,788	-6,240

	Apr. 1, 2009 – Mar. 31, 2010	Apr. 1, 2008 – Mar. 31, 2009
	T€	T€
Consolidated statement of changes in equity
Deferred income tax
Net deferred income on revaluation of hedges	14,308	20,818
Net loss / profit on revaluation of financial instruments	-14,296	-21,377

Income tax benefit (-) / expense (+) reported in equity	12	-559

The anticipated tax rate of 30.3% is based on the corporate income tax rate of 15%, a solidarity surcharge of 5.5% on corporate income tax and a trade tax rate of 14.5%.

A reconciliation of income taxes for the fiscal years ended March 31, 2010 and March 31, 2009 using a combined statutory rate of 30.3% for corporate and trade tax to actual income tax expense as recorded on the statement of income, is as follows:

	Apr. 1, 2009 – Mar. 31, 2010	Apr. 1, 2008 – Mar. 31, 2009
	T€	T€
Loss (-) before income tax	-19,556	-150,534
Notional tax income at KDH’s statutory income tax rate of 30.3% (2009: 30.3%)	-5,925	-45,612
Adjustments in respect of current income tax of previous years	-1,284	2,840
Unrecognized tax losses	-6,175	-9,532
Non-deductible expenses	40,269	47,121
Tax-free income portions	-1,248	-3,684
Tax-rate changes	0	2,146
Tax-effects by minority partners	582	246
Other	-431	235

Income tax benefit (-) / expense (+) according to the statement of income	25,788	-6,240

Kabel Deutschland Holding AG

Notes to the Consolidated Financial Statements—(Continued)

as of March 31, 2010

Deferred income taxes

Deferred income taxes at March 31, 2010 and March 31, 2009 relate to the following:

	Consolidated balance sheet		Consolidated statement of operations
	2010	2009	Apr. 1, 2009 – Mar. 31, 2010	Apr. 1, 2008 – Mar. 31, 2009
	T€	T€	T€	T€
Deferred income tax liabilities

Debt issuance cost	22,623	22,421	202	1,599
Fair value adjustments customer list	51,157	62,240	-11,083	-9,381
Accelerated depreciation for tax purposes	77,914	89,635	-11,721	-4,719
Asset Retirement Obligation	5,287	6,030	-743	-461
Intangible assets	3,154	2,584	570	261
Financial instruments	16,332	14,296	16,332	0
Revenue Recognition	16,645	15,670	975	5,875
Other	0	73	-73	2

Gross deferred income tax liabilities	193,112	212,949

Offsetting with deferred tax assets	-77,997	-93,195

Net deferred income tax liability	115,115	119,754

Deferred income tax assets

Tangible assets	525	341	-184	230
Hedges	18,541	17,188	-15,661	-4,168
Receivables	3,405	7,233	3,828	2,755
Other accruals	6,695	7,191	496	-1,420
Pension	1,914	1,793	-121	-421
Finance Lease contracts	1,018	1,199	181	-29
Tax loss carryforwards	46,107	58,543	12,436	-8,478

Gross deferred income tax assets	78,205	93,488

Offsetting with deferred tax liabilities	-77,997	-93,195

Net deferred income tax asset	208	293

Deferred income tax charge			-4,566	-18,355

For the years ended March 31, 2010 and March 31, 2009, deferred tax assets on corporate income tax loss carry forwards of KDH in the amount of T€ 280,916 and T€ 302,762, respectively and trade tax loss carry forwards of KDH in the amount of T€ 11,417 and T€ 10,241, respectively were recognized. In accordance with IAS 12, the Group has assessed that the deferred tax assets for these tax loss carry forwards are probable to be realized under consideration of the German minimum taxation rules. Furthermore, deferred tax assets on interest carry forwards of KDH in the amount of T€ 0 and T€ 34,289 for the fiscal years ended March 31, 2010 and March 31, 2009, respectively were recognized under the new German interest barrier rules. The tax loss carry forwards do not expire under current law.

Deferred tax assets on further corporate income tax loss carry forwards of KDH in an amount of approximately T€ 368,000 and T€ 413,000, respectively for the years ended March 31, 2010 and March 31, 2009 and trade tax loss carry forwards in the amount of approximately T€ 303,000 and T€ 299,000 as well as interest carry forwards under the new German interest barrier rules in the amount of T€ 212,000 and T€ 120,000, respectively, have not been recognized due to uncertain recoverability since KDH is unable to set off tax loss carry forwards against positive income within the Group.

Kabel Deutschland Holding AG

Notes to the Consolidated Financial Statements—(Continued)

as of March 31, 2010

Liabilities due to Income Taxes

The liabilities due to income taxes of T€ 45,109 and T€ 23,127, respectively for the years ended March 31, 2010 and March 31, 2009 in the balance sheet relate to corporate and trade tax.

4.10    Profit attributable to Non-Controlling Interests

Profit attributable to non-controlling interests is comprised of the part of KDH’s profit attributable to the different minority shareholders in the Group’s fully consolidated subsidiaries. Profit attributable to non-controlling interests amounted to T€ 1,440 and T€ 859 for the fiscal years ended March 31, 2010 and March 31, 2009, respectively. The total profit attributable to non-controlling interests is comprised of gains amounting to T€ 1,481 (prior year: T€ 859) and losses amounting to T€ 41 (prior year: T€ 0) and is attributable to Kabelcom Braunschweig Gesellschaft für Breitbandkabel-Kommunikation mbH, Kabelcom Wolfsburg Gesellschaft für Breitbandkabel-Kommunikation mbH, Urbana Teleunion Rostock GmbH & Co. KG and Verwaltung Urbana Teleunion Rostock GmbH.

4.11    Earnings per Share

Basic and diluted earnings per share are calculated in accordance with IAS 33 as follows:

Basic Earnings per Share

in T€	2010
Loss attributable to the equity holders of the parent	-46,784
Reconciling items	0

Adjusted net profit (basic)	-46,784

Number of ordinary shares issued	90,000,000
Instruments affecting earnings per share	0

Adjusted weighted average number of ordinary shares (basic)	90,000,000

Basic Earnings per Share	-0.52

Diluted Earnings per Share

in T€	2010
Loss attributable to the equity holders of the parent	-46,784
Reconciling items	0

Adjusted net profit (basic)	-46,784
Dilutive effects on net profit	0

Net profit (diluted)	-46,784
Number of ordinary shares issued	90,000,000
Instruments affecting earnings per share	0

Adjusted weighted average number of ordinary shares (basic)	90,000,000
Dilutive shares	0
Weighted average number of ordinary shares (diluted)	90,000,000

Diluted Earnings per Share	-0.52

In the fiscal year ended March 31, 2009, KDH was not a stock corporation but a limited liability company with no ordinary shares and was therefore neither obliged nor able to calculate earnings per share.

Kabel Deutschland Holding AG

Notes to the Consolidated Financial Statements—(Continued)

as of March 31, 2010

5.    Other Notes

5.1    Segment Reporting

For the purposes of segment reporting, the Group’s activities are split into operating segments in accordance with IFRS 8. The Group has five reportable segments which are managed and reviewed separately. These operating segments are defined based on the internal differentiation between the different products and service offerings of the Group. The business activities of KDH AG and its subsidiaries focus on the operation of cable television networks in Germany. Risks and rewards do not differ within the German cable network business. Therefore, a geographical segmentation is not suitable for the Group. Accordingly, the focus of review of the chief operating decision maker is based on a product / service differentiation which is reflected in the segment reporting.

The measurement principles used by the Group in preparing this segment reporting are the same as for the consolidated financial statements and therefore based on the IFRS as adopted by the EU. These measurement principles are also the basis for the segment performance assessment.

There are no significant relationships between the individual segments, and therefore no intersegment relationships need to be eliminated. Any intrasegment relationships have been eliminated.

The following two segments have been renamed to more accurately reflect KDH’s product offerings and operations. Basic Cable was formerly known as “Cable Access” and Premium-TV was formerly known as “TV/Radio”, and consolidated financial statements for prior periods referred to the former segment names. Financial data as currently segmented has not been impacted by the name changes as described.

Basic Cable

Basic Cable contains all activities and services linked to the customer’s physical access to the Group’s cable network. The Group’s Basic Cable services are delivered in both the analog and digital spectrum. The current analog cable access offering consists of up to 32 television channels and 36 radio channels while the current digital cable access offering consists of up to 107 free television channels and 71 radio channels. KDH provides Basic Cable services primarily via individual contracts with customers or collective contracts with landlords, housing associations and contracts with Level 4 network operators.

Revenues are generated in the Basic Cable segment primarily from subscription fees for access to and delivery of the Group’s basic analog and digital TV signals. Additional sources of revenue are installation and connection fees and other non-subscription based revenues.

Premium-TV

In addition to the basic cable services business described in the above section, the Group offers pay TV packages. All activities related to those packages are bundled in the segment Premium-TV.

The pay-TV packages are branded “Kabel Digital Home”, which offers 39 channels within seven genres, and “Kabel Digital International”, which offers 42 channels grouped in nine different foreign languages. The Group’s customers can also subscribe to KDH’s Digital Video Recorder (DVR) product, “Kabel Digital+”, that allows for the recording of programs to be watched by the customers at their convenience.

The Group’s Premium-TV segment generates revenues primarily through pay-TV subscription fees and from carriage fees which are generated from both public and private broadcasters (including the German pay-TV operator Sky Deutschland).

Internet and Phone

The Internet and Phone segment offers broadband Internet access and fixed-line phone services to those homes which can be connected to KDH’s upgraded network. KDH’s broadband Internet access service portfolio consists of products with download speeds of between 6 Mbit/s and 32 Mbit/s with no time or data volume

Kabel Deutschland Holding AG

Notes to the Consolidated Financial Statements—(Continued)

as of March 31, 2010

restrictions. As KDH further implement DOCSIS 3.0, KDH is expending its product offering to include download speeds of up to 100 Mbit/s. In addition, the Group offers mobile internet access and mobile phone services.

Revenues for Internet and Phone include recurring revenues from monthly subscription and usage fees and phone interconnection revenues generated by phone traffic of third party carriers’ customers being transmitted across KDH’s network, as well as non-recurring revenues from installation fees and the sale of CPE.

TKS - Telepost Kabel-Service Kaiserslautern GmbH & Co. KG

TKS - Telepost Kabel-Service Kaiserslautern GmbH & Co. KG (“TKS”) provides television, and Internet and Phone services to the NATO military personnel based in Germany.

Reconciliation

Reconciliation includes all headquarter functions of the Group such as managing directors, legal and regulatory, finance, human resources, internal audit, corporate communication, investor relations, purchasing, and IT that are not allocated to the operating segments.

Kabel Deutschland Holding AG

Notes to the Consolidated Financial Statements—(Continued)

as of March 31, 2010

Segment information by business segment is as following:

	Basic Cable April 1 – March 31		Premium-TV April 1 – March 31		Internet and Phone April 1 – March 31		TKS April 1 – March 31		Reconciliation April 1 – March 31		Total Group April 1 – March 31
	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009
	T€		T€		T€		T€		T€		T€
Revenues	904,757	911,155	213,538	192,331	341,961	231,942	41,294	34,903	0	0	1,501,550	1,370,331
Profit or loss from ordinary activities	234,263	252,221	47,583	24,837	40,204	-15,956	4,900	3,420	-132,321	-127,870	194,629	136,652
Interest income	0	0	0	0	0	0	5	53	4,596	3,460	4,601	3,513
Interest expense	0	0	0	0	0	0	-22	-51	-222,156	-304,776	-222,178	-304,827
Accretion/Depr. on Investment	0	0	0	0	0	0	0	0	0	76	0	76
Income from associates	0	0	0	0	0	0	0	0	3,392	14,052	3,392	14,052
Profit or loss before taxes	234,263	252,221	47,583	24,837	40,204	-15,956	4,883	3,422	-346,489	-415,058	-19,556	-150,534
Depreciation and amortization	265,562	252,858	29,786	29,824	124,930	89,073	1,866	1,892	28,021	29,007	450,165	402,654
Additions fixed assets*	55,976	582,862	24,651	43,165	168,265	340,758	1,987	1,219	28,237	32,711	279,116	1,000,715

*	Included in additions to fixed assets as of March 31, 2010 are purchase price reimbursements in relation to the Orion Acquisition in the amounts of T€ 35,326 for Basic Cable, T€ 1,538 for Premium-TV and T€ 11,199 for Internet and Phone. As of March 31, 2009 additions to fixed assets included the addition of customer list relating to the Orion Acquisition in total of T€ 226,847. Customer list was allocated to the following segments: Basic Cable T€ 169,999, Premium-TV T€ 4,707 and Internet and Phone T€ 52,141. Furthermore, goodwill in total of T€ 335,337 was allocated as follows: Basic Cable T€ 246,473, Premium-TV T€ 10,731 and Internet and Phone T€ 78,133. Additionally property and equipment and other intangible assets of T€ 70,124 was completely allocated to the segment Basic Cable.

Kabel Deutschland Holding AG

Notes to the Consolidated Financial Statements—(Continued)

as of March 31, 2010

5.2    Impairment Testing of Goodwill

Goodwill acquired through business combinations has been allocated to three cash-generating units, which are also reportable operating segments for impairment testing as follows:

•	Basic Cable cash-generating unit

•	Premium-TV cash-generating unit

•	Internet and Phone cash-generating unit.

Carrying amount of goodwill allocated to each of the cash-generating units:

	Basic Cable		Premium-TV		Internet and Phone		Total
Mar. 31	2010	2009	2010	2009	2010	2009	2010	2009
	T€	T€	T€	T€	T€	T€	T€	T€
Goodwill	211,146	246,473	9,193	10,731	66,934	78,133	287,274	335,337

Changes in the carrying amount of goodwill of T€ 48,063 in the period ended March 31, 2010 are primarily related to a reduction in purchase price for the Orion Acquisition. For a detailed explanation reference is made to Note 1.3 Consolidation.

Disclosures on Impairment Tests

The Group performed its annual goodwill impairment test as of March 31, 2010. The Group considered the relationship between the market capitalization of KDH and the book value of KDH’s equity, among other factors, when reviewing for indicators of impairment. As of March 31, 2010, the market capitalization of the Group was above the book value of KDH’s equity and gave neither an indication for a potential impairment of goodwill nor for an impairment of assets of any operating segment.

The recoverable amount of the three cash generating units has been determined based on a fair value less costs to sell calculation using cash flow projections covering a five-year period.

The following paragraphs summarize key assumptions used to determine fair values less costs to sell for impairment tests regarding reporting units to which a significant amount of goodwill is allocated.

The weighted average cost of capital after tax used for calculation of the recoverable amount for all reporting units was determined at 7.0% for the fiscal year ended March 31, 2010.

The measurement of the cash-generating units is founded on projections that are based on financial plans that have been approved by management and are also used for internal purposes. The planning horizon reflects the assumptions for short- to mid-term market developments. Cash flows beyond the planning horizon are extrapolated using in the terminal value a growth rate of 1% for the fiscal year ended March 31, 2010. The key assumptions on which management has based its determination of fair value less costs to sell include the following assumptions that were primarily derived from internal sources and in particular reflect past experience: development of revenue, customer acquisition and retention costs, churn rates, capital expenditure, market share, and growth rates. Discount rates were determined on the basis of external figures derived from the capital market. Any significant future changes in the aforementioned assumptions would have an impact on the fair values of the cash-generating units.

On the basis of information available at the balance sheet date and expectations with respect to the market and competitive environment, the recoverable amounts were estimated to be higher than the carrying amounts and management did not identify any impairments.

With regard to the assessment of fair value less costs to sell for the three units, management believes that no reasonably possible change in any of the above key assumptions would cause the carrying value of the respective unit to materially exceed its recoverable amount.

Kabel Deutschland Holding AG

Notes to the Consolidated Financial Statements—(Continued)

as of March 31, 2010

5.3    Other Financial Obligations and Contingencies

Leasing and Rental Obligations

KDH has entered into several long-term service agreements with DTAG as well as its subsidiary T-Systems International GmbH. These agreements include but are not limited to usage and access agreements for underground cable ducts, fiber optic cables, co-location facilities and energy. The agreements have primarily fixed prices, either based on a monthly or unit basis, and are valid for up to 30 years. However, KDH can terminate the agreements with a notice period of 12 to 24 months.

The financial obligations as of March 31, 2010 and March 31, 2009 include the obligations arising due to the earliest possible termination date of KDH and are as follows:

	March 31, 2010				March 31, 2009
	Due up to 1 year	Due		Total	Due up to 1 year	Due		Total
Type of liability in T€		between 1 and 5 years	more than 5 years			between 1 and 5 years	more than 5 years
1. Agreements with DTAG and subsidiaries	225,454	321,629	64,724	611,807	215,432	306,089	70,720	592,241
2. License, rental and operating lease commitments	57,220	66,112	2,604	125,936	27,022	50,943	2,469	80,434
3. Other	11,417	4,651	826	16,894	16,853	5,568	1,240	23,661

Total	294,091	392,392	68,154	754,637	259,307	362,600	74,429	696,336

The lease payments for cable ducts are T€ 103,303 and T€ 103,558 for the fiscal years ended March 31, 2010 and March 31, 2009, respectively. While the Group has the legal right to cancel the agreements for the lease of the cable ducts with a notice period of 12 to 24 months, the technological requirements to replace leased capacity represent economic penalties which would result in the reasonably assured renewal of the leases for a certain period of time. Management expects that for 30% of the leased capacity the economic penalties will require renewal of the contracts for 15 years, when the Group believes it will have the ability to replace the capacity. This results in a non-cancelable lease term of 15 years for this portion of the leased cable ducts. For the remaining 70%, the lease term is expected to include all renewal periods under the agreement, resulting in a non-cancelable lease term of 30 years through March 31, 2033, after which time the lease can be canceled at the option of DTAG. As of March 31, 2010 and 2009 the total financial obligations for cable ducts amounted to T€ 1,910,404, and T€ 2,013,670, respectively.

In the fiscal years ended March 31, 2010 and March 31, 2009, KDH had leasing expenses amounting to T€ 175,142 and T€ 169,367, respectively, including the majority of the expenses related to the SLA’s.

Contingencies

On December 23, 2008 the collecting society GEMA filed arbitration proceedings against KDG and KDVS claiming information about the number of subscribers of the Pay-TV package Kabel Digital Home and claiming for damages due to an alleged copyright infringement from the launch date of the package until now. The Group believes that these claims are either unjustified since the content owners licensed any required rights to KDVS or are obliged to indemnify KDVS in case of an infringement of third party rights. The amount of the claim for damages has not yet been quantified. GEMA and the Group are currently negotiating bilaterally about a possible settlement. For this reason GEMA and the Group decided to defer the proceedings until June 2010.

General Risks

In the course of its business activities, the Group faces general economic risks due to relationships with customers, suppliers and employees. In addition, general risks exist regarding obligations under legal and tax authorities. Currently there are no proceedings related to these risks.

Kabel Deutschland Holding AG

Notes to the Consolidated Financial Statements—(Continued)

as of March 31, 2010

5.4    Related Parties

In accordance with IAS 24, persons or companies which are in control of or controlled by KDH must be disclosed, unless they are already included as consolidated companies in KDH’s consolidated financial statements. Control exists if a shareholder owns more than one half of the voting rights in KDH or, by virtue of an agreement, has the power to control the financial and operating policies of KDH’s management.

The disclosure requirements under IAS 24 also extend to transactions with associated companies as well as transactions with persons who have significant influence on KDH’s financial and operating policies, including close family members and intermediate entities. Significant influence is deemed to be exerted by persons holding an interest in KDH of 20% or more, a seat on the management board or the supervisory board, or other key management positions.

The transactions of KDH Group with associated companies are all attributable to the ordinary activities of these respective entities.

Cable Holding S.A. (“LuxCo”) is the major shareholder of KDH with a shareholding of more than 50% and has therefore significant influence on KDH’s financial and operating policies. Therefore, LuxCo has to be regarded as a related party under IAS 24. Since LuxCo is wholly owned by Cayman Cable which is itself majority owned by Providence, these entities are also related parties.

Related Party Transactions

The Group entities conducted the following transactions based on deliveries and services rendered with related parties in the fiscal years ended March 31, 2010 and 2009:

In April and May 2007, KDVS, as lender, entered into two loan agreements with the Cayman Cable as borrower. As of September 1, 2009, the two agreements were replaced by a new revolving loan agreement up to € 35 million with an interest rate of 12.0% per annum. Pursuant to a transfer agreement dated January 20, 2010, with the consent of KDVS, Cable Holding replaced Cayman Cable as the borrower effective January 21, 2010. As of March 26, 2010, the principal amount outstanding under this loan agreement was € 25.8 million and the accrued interest was € 1.7 million. Principal and interest were completely repaid on that date.

On September 1, 2009, KDVS as lender and LuxCo as borrower entered into a loan agreement about the aggregate amount of € 2.5 million Interest was payable at a rate of 12% per annum. As of March 26, 2010, the principal amount outstanding under this loan agreement was € 1.1 million and the accrued interest amounted to T€ 75. Principal and interest were completely repaid on that date.

The Company and the Cayman Cable entered into a loan agreement dated February 15, 2007, pursuant to which the Cayman Cable borrowed an aggregate amount of € 2.9 million. The parties replaced this agreement with a new loan, under which interest is paid in kind, effective as of September 1, 2009 under which the Cayman Cable borrowed a principal amount of € 2.9 million, which was already paid to it under the prior loan agreement. Interest was payable at a rate of 12% per annum. Pursuant to a transfer agreement dated January 20, 2010, with the consent of the Company all obligations under the loan were transferred from the Cayman Cable to LuxCo effective January 21, 2010. As of March 26, 2010, the principal amount outstanding under this loan agreement was € 2.6 million and the accrued interest amounted to T€ 186. Principal and interest were completely repaid on that date.

As of September 1, 2009 the Company as lender and LuxCo as borrower entered into a loan agreement for a loan of € 0.8 million. Interest was payable at a rate of 12% per annum. As of March 26, 2010 the principal amount outstanding under this loan agreement was € 0.8 million and the accrued interest amounted to T€ 53. Principal and interest were completely repaid on that date.

As of the balance sheet date, there were no outstanding receivables or payables from sold or purchased goods and services between the above mentioned companies.

Kabel Deutschland Holding AG

Notes to the Consolidated Financial Statements—(Continued)

as of March 31, 2010

KDVS sold goods and services to Kabelfernsehen Muenchen Servicenter GmbH & Co. KG of T€ 4,022 and T€ 4,762 in the fiscal years ended March 31, 2010 and 2009 and had no outstanding receivables due from Kabelfernsehen Muenchen Servicenter GmbH & Co. KG. These sold goods and services relate to signal delivery agreements with Kabelfernsehen Muenchen Servicenter GmbH & Co. KG in the ordinary course of business.

In the fiscal years ended March 31, 2010 and March 31, 2009, the Group expensed fees for consulting for Providence in a total amount of T€ 300 and T€ 300, respectively.

Transactions with Members of the Management Board

The following information concerning the compensation of the members of the Management Board comprises the notes required by law under the German Commercial Code (HGB) as well as the information specified in the guidelines set out in the German Corporate Governance Code.

Management Board

As of March 31, 2010 the Management Board of KDH AG comprises four members who also hold offices as managing directors of KDG.

In total, Management remuneration for performing services for KDH AG and its subsidiaries was T€ 6,360 and T€ 3,128 for the fiscal years ended March 31, 2010 and March 31, 2009, respectively. This includes total short-term employee benefits received (comprising annual fixed salaries, variable annual bonuses and various typical fringe benefits) of T€ 2,923 and T€ 2,774, as well as deferred pension benefits in the amount of T€ 306 and T€ 228 for the fiscal years ended March 31, 2010 and March 31, 2009, respectively. Additionally, KDH has recorded non-cash share-based benefit expenses (included in the abovementioned total amount) based on the Groups’ long-term Management Equity Participation Programs (MEP) operated by the Group’s parent company (Cayman Cable) due to changes in the measurement of the carrying amount of the underlying interests in the fiscal years ended March 31, 2010 and March 31, 2009 in the amount of T€ 3,131 and T€ 126, respectively.

The total compensation of the members of the Management Board for the fiscal year ended March 31, 2010 is comprised of different components: (i) an annual fixed salary paid out in equal monthly installments, (ii) deferred pension benefits, (iii) a variable annual bonus subject to the attainment of certain performance targets, (iv) various typical fringe benefits and, (v) non-cash share-based benefits based on the participation in the Groups’ long-term Management Equity Participation Programs (MEP) operated by the Group’s parent company Cayman Cable.

Members of the Management Board hold interests in Cayman Cable of 1.30% (prior year: 1.28%) originally issued under the MEP Interest Programs (for further details regarding share-based payments refer to note 5.5).

By resolution of the Annual General Meeting of March 15, 2010, KDH has availed itself of the exemption granted under Section 314 para. 2 HGB in conjunction with Section 286 para. 5 HGB. Accordingly, the compensation of the members of the Management Board does not have to be disclosed individually and by amount of the individual components as required by Section 314 para.1 No. 6 (a) sentences 5 to 9 HGB (in the statutory version as applicable until August 4, 2009 and for financial statements for periods beginning before January 1, 2010). Further details regarding the compensation system relating to the members of the Management Board are set out in the Group Management Report.

Former Members of Management and their surviving dependents

In the fiscal year ended March 31, 2010 former managing directors of the Group and their surviving dependents received pension payments in a total amount of T€ 11 (prior year: T€ 11). For the fiscal year ended March 31, 2010 pension liabilities in a total amount of T€ 116 towards former managing directors were recorded (prior year: T€ 121).

Supervisory Board

For members of the Supervisory Board, remuneration in the amount of T€ 26 has been expensed for the fiscal year ended March 31, 2010. The Supervisory Board was formed and members to the Supervisory Board

Kabel Deutschland Holding AG

Notes to the Consolidated Financial Statements—(Continued)

as of March 31, 2010

were appointed in the context of the transformation of KD HoldCo into a stock corporation on February 19, 2010. For the fiscal year ended March 31, 2010 the members of the Supervisory Board have therefore only been granted compensation pro rata temporis for their relevant term of office.

In addition, some members of the Supervisory Board of KDH AG participate in the long-term Management Equity Participation Programs (MEP) operated by the Group’s parent company Cayman Cable. Based on these programs, some members of the Supervisory Board hold interests in Cayman Cable of a total of 0.06%, upon which, however, no non-cash share-based benefit expenses have been recorded.

Further details regarding the compensation system relating to the members of the Supervisory Board are set out in the Group Management Report.

Other transactions with Members of the Management Board and the Supervisory Board

Some members of the Management Board obtained loans in the past from Cayman Cable (the parent company of KDH AG) in a total amount of T€ 2,160 (prior year: T€ 2,160) with interest rates ranging from 5% to 5.5% p.a. Some of the loans have been repaid during the fiscal year ended March 31, 2010. Therefore, as of March 31, 2010 the principal amounts outstanding were T€ 808, interest payable for the fiscal year ended March 31, 2010 amounted to T€ 123 (prior year: T€ 118).

5.5    Share-based Payments

Management Equity Participation (MEP) Programs

As of March 31, 2010 there is still a number of interests in Cayman Cable outstanding. These interests were originally issued under the former MEP Interest Programs (MEP I and MEP IV). The three option programs (MEP II, MEP III and MEP V) as well as the option part of MEP IV were settled during the fiscal year ended March 31, 2010.

MEP I provided direct and indirect – via Kabel Management Beteiligungs-GbR – ownership in Cayman Cable, the parent company of LuxCo which is itself the main shareholder in KDH AG. MEP II and III provided options in Cayman Cable interests. MEP IV was split into an interest program providing indirect – via Kabel Management Beteiligungs- (MEP IV) GbR – ownership in Cayman Cable and an option program providing options in Cayman Cable interests. MEP V also provided options in Cayman Cable interests. Certain employees (including senior executives) of the Group receive remuneration in the form of share-based payment transactions.

MEP Interest Programs

Certain members of KDH Management and the Supervisory Board hold direct interests in Cayman Cable directly as limited partners originally issued under the Direct Management Equity Participation Program I (“direct MEP I”) and certain members hold indirect interests through interests in Kabel Management Beteiligungs-GbR (originally issued under the Indirect Management Equity Participation Program I – “indirect MEP I”) or Kabel Management Beteiligungs- (MEP IV) GbR (originally issued under the Indirect Management Equity Participation Program IV – “indirect MEP IV”), both separate partnerships which are themselves a limited partner in Cayman Cable. The terms which apply to all those interests are substantially the same.

The members both of the direct MEP I and indirect MEP I were required to pay a capital contribution upon admission. The direct MEP I and the indirect MEP I members have financed up to 70% of the members’ contributions with a loan from the Partnership. Interest accrues on such loans at a rate between 3.0% and 5.5% per annum, compounded annually, and is repayable in accordance with an amortization schedule in the relevant agreement. The members are entitled to proceeds resulting from the sale of shares in LuxCo by Cayman L.P. These proceeds were used primarily for repayment of the granted loans.

The members of the indirect MEP IV were also required to pay a capital contribution upon admission. The Partnership and the Kabel Management Beteiligungs- (MEP IV) GbR, respectively, have financed 80% of the managers’ contributions with a loan from the Partnership. Interest accrues on such loan at a rate of 5.0% per

Kabel Deutschland Holding AG

Notes to the Consolidated Financial Statements—(Continued)

as of March 31, 2010

annum, compounded annually, and is repayable in accordance with an amortization schedule in the relevant agreement. The members are entitled to proceeds received by them in respect of their interests and have primarily used those proceeds to repay their loans.

During the fiscal year ended March 31, 2010, the MEP Interest Programs were partially settled by the sale of some of the interests granted under the different programs. Since those interests were sold for cash and KDH was not required to fund the acquisition, the liabilities related to these interests have been treated as a contribution when settled, resulting in an increase in capital reserve of T€ 54,508 (prior year: T€ 308).

Number of interests granted

As of March 31, 2010, MEP participants hold direct interests of 1.13% in the Cayman Cable (prior year: 3.74%) originally issued under MEP I. The total consideration paid for these interests amounts to T€ 1,007 (prior year: T€ 13,957). Furthermore, MEP participants hold indirect interests originally issued under the indirect MEP I and MEP IV of 0.92% in Cayman Cable via Kabel Management Beteiligungs GbR and Kabel Management Beteiligungs- (MEP IV) GbR (prior year: 0.89%) for which a total consideration of T€ 6,037 (prior year: T€ 6,037) has been paid.

Measurement

The fair value of the interests in Cayman Cable outstanding at March 31, 2010 amounted to T€ 23,288 (prior year: T€ 67,878).

For all interests remaining from the former MEP Interest Programs, the carrying amount of the repurchase obligation related to these interests at each balance sheet date is measured based on estimated fair value. During the fiscal year ended March 31, 2010 the general partner agreed to a complete vesting of all unvested interest as of this date. Therefore, all interests outstanding as of March 31, 2010 have vested representing a total liability of T€ 23,288 (prior year: T€ 67,550). The liability was recorded in other liabilities. Included in these amounts is the contribution made by the members holding interests in Cayman Cable since such contributions are a liability in case of the sale of the interests. Due to changes in the fair value of the interests and due to additional vesting, the Group recognized an increase in expenses and an increase in other liabilities for the fiscal year ended March 31, 2010 in the amount of T€ 12,740 for MEP Interest Programs (prior year: T€ 287).

MEP Option Programs

Until the fiscal year ended March 31, 2010, KDH additionally had three different option programs (MEP II, MEP III and MEP V) as well as the option part of MEP IV in place that differed in the exercise price as well as the grant date only. Under these programs, the participants were granted options on interests in the Cayman Cable.

These option programs have been settled in the fiscal year ended March 31, 2010 and do not longer exist.

Method and extent of exercise

Under the terms and conditions of the different option programs, the options became immediately vested and exercisable upon any of the following events:

•	the date of completion of the sale, or disposal in any other manner, of all or substantially all of the business and assets of the Cayman Cable and its subsidiaries (Group) to a third party purchaser;

•	the effective date of a public offering of the shares in KDH.

In addition, the general partner of Cayman Cable may have, at its absolute discretion, allowed options to become exercisable, in whole or in part, prior to an exit event if any other transaction would have occurred which would have materially affected the value of the options. During the fiscal year ended March 31, 2010 the general partner of Cayman Cable L.P. has made use of the possibility to allow options to become exercisable in whole.

Kabel Deutschland Holding AG

Notes to the Consolidated Financial Statements—(Continued)

as of March 31, 2010

The general partner may have decided that, instead of procuring the issue or transfer of interests in Cayman Cable (“LP interests”) on exercise of an option that it will:

•

pay to the option holder (after deduction of any taxes, social security contributions duties or other expenses) a cash amount equal to the difference between the market value of the LP interests which would otherwise be issued or transferred and the exercise price for those LP interests; or

•

transfer to the option holder a number of the shares of any Group company which has a market value equal to the difference between the market value of the LP interests which would otherwise be issued or transferred and the exercise price for those LP interests; or

•

transfer to the option holder a number of the shares which are admitted to listing which has a market value of the difference between the market value of the LP Interests which would otherwise be issued or transferred and the exercise price for those LP interests.

Any other transfer of options has been restricted to certain limited options (e.g. ceasing employment). Any transfer of an option otherwise than permitted in this program would have caused the option to lapse.

Measurement

The measurement of the fair value at grant date and each consecutive reporting period has been based on the Black-Scholes option pricing model. The main parameters of this model are the estimated fair value of the interests, expected volatility of the values of the interests, the estimated term of the options and the risk free interest rate on grant date (based on the estimated average life of the options of six years). The grant of the options was not dependent on market conditions, whereby expected future distributions have been included in the calculation.

The volatility was estimated at 25% by benchmarking historical volatilities of listed international cable companies that are comparable regarding the parameters that typically influence the volatility.

MEP II and III

The strike prices have been € 1.17 for MEP II, € 4.53 for MEP III and € 0.83 for some options under MEP III granted in March 2006.

	Number of options
Grant date	March 31, 2009	Granted	Called	Exercised	March 31, 2010	Risk free interest rate at grant date (%)	Fair value of option at grant date in T€	Fair value of shares at grant date in T€	Fair value of option at measurement date in T€
October 1, 2004 MEP II	161,962	0	0	161,962	0	3.33	3,689	8,085	0
January 1, 2005 MEP III	62,985	0	0	62,985	0	2.99	1,222	2,079	0
June 1, 2005 MEP III	149,964	0	0	149,964	0	2.58	852	1,437	0
March 31, 2006 MEP III	59,986	0	0	59,986	0	3.59	379	420	0

	434,897	0	0	434,897	0

Kabel Deutschland Holding AG

Notes to the Consolidated Financial Statements—(Continued)

as of March 31, 2010

	Number of options
Grant date	March 31, 2008	Granted	Called	Exercised	March 31, 2009	Risk free interest rate at grant date (%)	Fair value of option at grant date in T€	Fair value of shares at grant date in T€	Fair value of option at measurement date in T€
October 1, 2004 MEP II	161,962	0	0	0	161,962	3.33	3,689	8,085	2,186
January 1, 2005 MEP III	62,985	0	0	0	62,985	2.99	1,222	2,079	640
June 1, 2005 MEP III	149,964	0	0	0	149,964	2.58	852	1,437	1,530
March 31, 2006 MEP III	59,986	0	0	0	59,986	3.59	379	420	831

	434,897	0	0	0	434,897

For MEP II and III the Group recognized compensation expense and a corresponding increase in other liabilities in the amount of T€ 781 in the fiscal year ended March 31, 2010 due to changes in the option value, of which the entire amount has vested (prior year: decrease in the amount of T€ 26). All options outstanding under MEP II and III as of March 31, 2009 have been exercised during the fiscal year ended March 31, 2010. The weighted average partnership interest price at the date of exercise was € 16.89. The general partner of Cayman Cable has decided to pay to the option holders a cash amount equal to the difference between the market value of the LP interests which would otherwise have been issued or transferred and the exercise price for those LP interests after deduction of any applicable taxes. Since Cayman Cable has not required KDH to fund the cash amount paid, the liabilities related to these options have been treated as a contribution from the Cayman Cable when exercised, resulting in an increase in capital reserve of T€ 6,008 (prior year: T€ 0).

The net book value of the liability relating to MEP II and III as of March 31, 2010 therefore amounts to T€ 0 (prior year: T€ 5,187).

MEP IV Option Program

The strike price for options under MEP IV has been € 12.00.

	Number of options
Grant date	March 31, 2009	Granted	Called	Exercised	March 31, 2010	Risk free interest rate at grant date (%)	Fair value of option at grant date in T€	Fair value of shares at grant date in T€	Fair value of option at measurement date in T€
March 29, 2007	2,013,654	0	0	2,013,654	0	4.00	7,165	24,447	0
MEP IV Option Program

	Number of options
Grant date	March 31, 2008	Granted	Called	Exercised	March 31, 2009	Risk free interest rate at grant date (%)	Fair value of option at grant date in T€	Fair value of shares at grant date in T€	Fair value of option at measurement date in T€
March 29, 2007	2,037,738	0	24,084	0	2,013,654	4.00	7,165	24,447	8,477
MEP IV Option Program

For the MEP IV Option Program the Group recognized compensation expense and a corresponding increase in other liabilities in the amount of T€ 1,840 in the fiscal year ended March 31, 2010 due to changes in the option value of which the entire amount has vested (prior year: T€ 1,238). All options outstanding under MEP IV as of

Kabel Deutschland Holding AG

Notes to the Consolidated Financial Statements—(Continued)

as of March 31, 2010

March 31, 2009 have been exercised during the fiscal year ended March 31, 2010. The weighted average partnership interest price at the date of exercise was € 16.89. The general partner of Cayman Cable has decided to pay to the option holders a cash amount equal to the difference between the market value of the LP interests which would otherwise have been issued or transferred and the exercise price for those LP interests after deduction of any applicable taxes. Since Cayman Cable has not required KDH to fund the cash amount paid, the liabilities related to these options have been treated as a contribution from the Cayman Cable when exercised, resulting in an increase in capital reserve of T€ 8,551 (prior year: T€ 0).

The net book value of the liability relating to the MEP IV Option Program as of March 31, 2010 therefore amounts to T€ 0 (prior year: T€ 6,711).

MEP V

The strike price for options under MEP V has been € 14.66.

	Number of options					Risk free interest rate at grant date (%)	Fair value of option at grant date in T€	Fair value of shares at grant date in T€	Fair value of option at measurement date in T€
Grant date	March 31, 2009	Granted	Called	Exercised	March 31, 2010
December 3, 2007	481,688	0	72,254	409,434	0	3.90	2,127	7,062	0
MEP V

January 23, 2009	204,000	0	0	204,000	0	2.57	815	2,991	0
MEP V

	685,688	0	72,254	613,434	0

	Number of options					Risk free interest rate at grant date (%)	Fair value of option at grant date in T€	Fair value of shares at grant date in T€	Fair value of option at measurement date in T€
Grant date	March 31, 2008	Granted	Called	Exercised	March 31, 2009
December 3, 2007	481,688	0	0	0	481,688	3.90	2,127	7,062	1,555
MEP V

January 23, 2009	0	204,000	0	0	204,000	2.57	815	2,991	781
MEP V

	481,688	204,000	0	0	685,688

For MEP V the Group recognized compensation expense and a corresponding increase in other liabilities in the amount of T€ 308 in fiscal year ended March 31, 2010 due to changes in the option value of which the entire amount has vested (prior year: T€ 564). All options outstanding under MEP V as of March 31, 2009 have been exercised during the fiscal year ended March 31, 2010. The weighted average partnership interest price at the date of exercise was € 16.89. The general partner of Cayman Cable has decided to pay to the option holders a cash amount equal to the difference between the market value of the LP interests which would otherwise have been issued or transferred and the exercise price for those LP interests after deduction of any applicable taxes. Since Cayman Cable has not required KDH to fund the cash amount paid, the liabilities related to these options have been treated as a contribution from the Cayman Cable when exercised, resulting in an increase in capital reserve of T€ 1,396 (prior year: T€ 0).

The net book value of the liability relating to the MEP V Option Program at March 31, 2010 amounts to T€ 0 (prior year: T€ 1,088).

5.6    Financial Instruments

KDH is exposed to market risks from changes in interest rates and currency exchange rates which can impact its operating results and overall financial condition. KDH manages its exposure to these market risks

Kabel Deutschland Holding AG

Notes to the Consolidated Financial Statements—(Continued)

as of March 31, 2010

through its operating and financing activities and, when deemed appropriate or required by other agreements, through hedging strategies that utilize derivative financial instruments. The main strategy is to avoid or to mitigate risks, e.g. currency risk by entering into currency swaps or the risk of variable interest payments by entering into interest rate swaps and buying caps. Derivative instruments are only used to hedge existing or prospective transactions.

Of KDH’s financial instruments, only the Senior Notes bear fixed interest and a fair value interest rate risk, whereas the bank loans bear variable interests and cash flow interest rate risks.

The Group has incurred debt that is denominated in US Dollars and Euros, primarily via bond issues and bank borrowings. The total notional amount of debt denominated in US Dollar is TUS $ 610,000 as of March 31, 2010 and March 31, 2009. As a result, KDH is exposed to risks from changes in interest rates and exchange rates.

Risks are initially hedged by way of naturally closed positions in which the values or the cash flows of primary financial instruments are matched in terms of maturity and amounts. Any residual risks are mitigated by way of conventional derivative financial instruments, if deemed necessary.

As of the balance sheet date, derivative financial instruments consisted of the following (notional amounts):

	March 31, 2010	March 31, 2009
	T€	T€
Currency Swaps
Within one year	0	505,553
One to five years	505,553	505,553
More than 5 years	0	0

Total nominal volume	505,553	1,011,106

The nominal volume is the sum total of all purchase and sale amounts of the currency derivatives. The nominal amounts are equal to the volume of the hedged items.

Currency Swaps

KDH issued TUS $ 610,000 of 10.625% Senior Notes on July 2, 2004. Interest payment dates are semi-annual each January 1 and July 1, commencing in January 2005. Interest accrues from the issue date of the notes on July 2, 2004.

KDH originally entered into a derivative agreement swapping 100% of the US Dollar denominated principal and interest payments into Euro denominated principal and interest payments at a fixed rate over five consecutive years with various banks. The agreed exchange rate is US $ 1.2066 for each Euro. The weighted average Euro fixed rate was 10.2046% and these cross currency swaps matured on July 1, 2009.

However, KDH successfully negotiated new swap agreements which effectively prolonged the original currency hedges by two years until July 2011. By March 31, 2009 100% of the US Dollar denominated principal and interest payments with respect to the Group’s 2014 Senior Notes were swapped into Euro at the same rate of US $ 1.2066 for each Euro. The new swap agreements run from July 2009 until July 2011 with a weighted average Euro fixed rate of 11.1695%.

As of March 31, 2010 the existing currency swaps have been accounted at fair value through profit or loss. Accordingly the changes in fair value for the new swaps and the currency translation of the US-Dollar Tranche of the Senior Notes in accordance with IAS 21 have been recognized through profit or loss. The original currency swaps that matured on July 1, 2009 were accounted for using cash flow hedge accounting. Changes in the fair value of the currency swaps were recognized directly in equity under cash flow hedge reserve. The accumulated amount was released to profit or loss insofar as the hedged transaction was ineffective or affected profit or loss of the year

Kabel Deutschland Holding AG

Notes to the Consolidated Financial Statements—(Continued)

as of March 31, 2010

Interest Rate Swaps and Caps

Approximately T€ 1,037,500 borrowed under the Group’s initial senior loan facility in 2003 was used to fund the acquisition of the cable television business. The interest rate volatility related to these outstanding loans was mitigated with a combination of interest rate swaps and caps at the time the bank loans were incurred. The loans were extended by the lending banks subject to the condition that the Group would enter into appropriate interest rate swaps and interest caps.

With the interest rate swaps, the variable interest rates (EURIBOR) on the Group’s bank loans were effectively exchanged for a fixed interest rate of 3.705% per annum. KDH initially entered into interest rate swaps with a notional amount of T€ 778,125 which was amortized until June 2009. These swaps entitled KDH to receive a payment from the counterparty if the variable market interest rate exceeds the fixed interest rate, and obliged KDH to make a payment to the counterparty if the fixed interest rate exceeds the variable market interest rate. These types of agreements have been entered into to effectively convert the interest rates on a portion of KDH’s long-term liabilities to banks from variable to fix. KDH also purchased interest rate caps with a cap level of 4.2% per annum with a notional amount of T€ 259,375 which was amortized until June 2009. These caps entitled KDH to receive a payment from the counterparty equal to the excess, if any, of the hypothetical interest expense on a specified notional amount at a current market interest rate over an amount specified in the agreement.

In September 2004, the aforementioned interest rate swaps and caps had been restructured. Originally, these derivatives had a maturity until 2015 and the effective interest rate on the swaps was 4.0495%.

As of April 30, 2008 the Group entered into an additional floating to fix interest rate swap. This swap with a fixed rate of 4.41% per annum and a notional amount of T€ 250,000 had a one year duration until April 30, 2009.

Since July 2009 KDH has no interest hedging instruments in place (prior year: interest rates swaps in a notional amount of T€ 629,568; interest rate caps in a notional amount of T€ 126,523).

Credit Risk

Credit risk is the risk of a financial loss if a customer or counterparty to a financial instrument fails to meet its contractual obligations. It arises principally from receivables of customers. The exposure to credit risk is influenced primarily by the individual characteristics of each customer. The maximum exposure to credit risk amounts to T€ 87,955.

For all payments underlying the financial instruments, collateral like guarantees must be requested, credit ratings/references obtained and a track record of prior business relations used in order to minimize the credit risk depending on the nature and extent of the respective payments. Without taking into account any collateral or other credit enhancements, the carrying amount of financial assets represents the maximum exposure to credit risk.

Impairment losses are recognized for any credit risks associated with the financial assets. The credit risk associated with derivative financial instruments is minimized in that only counterparties with top credit ratings are selected. For this reason, the general credit risk relating to the derivatives used by the Group is not considered to be significant. No concentration of credit risks from business relations with individual debtors is evident.

Interest Rate Risk

Of KDH’s financial liabilities, only the Senior Notes bear fixed interest and a fair value interest rate risk, whereas the bank loans and the PIK loan bear cash flow interest rate risks linked to EURIBOR. Until June 2009 KDH’s interest payment risk was mitigated by the derivatives described.

Liquidity risk

Liquidity risk represents the risk that liquidity reserves will prove to be insufficient to meet financial obligations in a timely manner. In order to ensure liquidity the Group has unused Senior Credit Facilities and other lines of credit amounting to T€ 325,000 and T€ 325,000 at March 31, 2010 and March 31, 2009, respectively. Future cash outflows arising from financial liabilities that are recognized in the Consolidated Balance Sheet are presented in the following table. This includes payments to settle the liabilities

Kabel Deutschland Holding AG

Notes to the Consolidated Financial Statements—(Continued)

as of March 31, 2010

and interest payments as well as cash outflows from cash settled derivatives with a negative market value. Financial liabilities that are repayable on demand are included on the basis of the earliest date of repayment. Cash flows for variable interest liabilities are determined with reference to the market conditions at the balance sheet date.

March 31, 2010	Up to 1 year	Between 1 and 3 years	Between 3 and 5 years	After 5 years	Total
	T€	T€	T€	T€	T€
PIK Loan	60,403	153,385	884,622	0	1,098,410
Senior Notes	83,343	166,686	859,731	0	1,109,760
Financial liabilities	77,635	417,071	1,542,059	0	2,036,765
Trade payables	239,329	0	0	0	239,329
Finance lease liabilities	10,665	10,851	0	0	21,516
Other financial liabilities	18,057	0	0	0	18,057
Derivative financial liabilities	8,558	57,647	0	0	66,205

Total	497,990	805,640	3,286,412	0	4,590,042

March 31, 2009	Up to 1 year	Between 1 and 3 years	Between 3 and 5 years	After 5 years	Total
	T€	T€	T€	T€	T€
PIK Loan	64,570	137,208	189,664	596,847	988,289
Senior Notes	78,465	156,930	156,930	794,785	1,187,110
Financial liabilities	57,208	1,318,497	572,753	0	1,948,458
Trade payables	261,042	0	0	0	261,042
Finance lease liabilities	10,665	20,980	537	0	32,182
Other financial liabilities	18,507	0	0	0	18,507
Derivative financial liabilities	5,391	58,849	0	0	64,240

Total	495,848	1,692,464	919,884	1,391,632	4,499,828

Capital management

The primary objective of the Group’s capital management is to ensure that it maintains a strong credit rating to reduce risks from its highly leveraged financing structure. KDH keeps in close contact with its lenders and rating agencies in order to be as transparent as possible for the investors. The Group is constantly in discussions with banks and other financial experts to monitor capital markets conditions and to find ways to optimize KDH’s capital structure.

The Group’s ability to make payments and to refinance its debt, as well as to fund future operations and capital expenditures, will depend on future operating performance and the ability to generate sufficient cash. Accordingly the Group manages its capital structure and makes adjustments to it in light of changes in economic conditions.

Carrying amounts of Financial Instruments

The following table presents the carrying amounts of financial instruments according to categories of IAS 39:

	March 31, 2010	March 31, 2009
	T€	T€
Loans and Receivables	362,270	186,454

	362,270	186,454

Financial liabilities at fair value through profit or loss	61,190	18,848
Financial liabilities measured at amortized cost	3,311,304	3,299,985

	3,372,494	3,318,833

Kabel Deutschland Holding AG

Notes to the Consolidated Financial Statements—(Continued)

as of March 31, 2010

The following table shows net gains or losses of financial instruments according to categories of IAS 39 recognized in the Consolidated Statement of Income:

	Fiscal Year Ended March 31,
	2010	2009
	(in T€)
Financial assets and liabilities at fair value through profit or loss	-51,686	-7,069
Loans and Receivables	-19,116	-9,011
Available-for-Sale financial assets	0	394
Financial liabilities measured at amortized cost	53,902	-79,529

	-16,900	-95,215

Net gains or losses on financial assets and liabilities at fair value through profit or loss include the effects from the fair value measurement of the derivatives that are not part of a hedge accounting relationship.

Net gains and losses on loans and receivables comprise primarily impairment losses and reversals.

Net gains or losses of Available-for-Sale financial assets result from the sale of interests in other companies.

Net gains and losses on financial liabilities measured at amortized cost include effects from foreign currency translation and from early settlement.

Net gains and losses on financial liabilities measured at amortized cost include effects from foreign currency translation from the Senior Notes denominated in US Dollar which was accounted for under hedge accounting provisions until June 30, 2009. The effects were completely compensated through the Cross Currency swaps that matured on July 1, 2009.

Fair Values of Financial Instruments

The following table presents the carrying amounts and fair values of financial assets and liabilities included in each balance sheet item.

	Category according to	March 31, 2010		March 31, 2009
	IAS 39	Carrying Amount	Fair Value	Carrying Amount	Fair Value
		T€		T€
Financial assets measured at cost or amortized cost
Cash and Cash Equivalents	LaR	271,345	271,345	52,103	52,103
Trade Receivables	LaR	87,955	87,955	106,579	106,579
Other Current financial assets	LaR	2,970	2,970	27,772	27,772

Financial liabilities measured at cost or amortized cost
Current Financial Liabilities	FLAC	23,084	23,084	39,522	39,522
Trade payables	FLAC	239,329	239,329	261,042	261,042
Other Current financial Liabilities
Other financial liabilities	FLAC	18,057	18,057	18,507	18,507
Finance lease liabilities	n/a	9,535	9,629	8,858	8,858
PIK loan	FLAC	710,272	710,272	650,533	650,533
Senior Notes	FLAC	677,562	739,646	680,130	709,620
Senior Credit Facility	FLAC	1,643,000	1,643,000	1,650,251	1,650,251
Other non-current Liabilities
Finance lease liabilities	n/a	10,444	10,478	19,978	19,886

Financial liabilities measured at fair value
Non-current Financial Liabilities
Derivatives without a hedging relationship	FLHfT	61,190	61,190	18,848	18,848
Derivatives with a hedging relationship	n/a	0	0	47,975	47,975

Kabel Deutschland Holding AG

Notes to the Consolidated Financial Statements—(Continued)

as of March 31, 2010

The terms have the following respective meanings:

“LaR” refers to Loans and Receivables

“FLAC” refers to Financial Liabilities Measured at Amortized Cost

“FLHfT” refers to Financial Liabilities Held for Trading

The carrying amounts of the Group’s cash and cash equivalents, trade receivables and payables, short-term loans, as well as other current liabilities, in view of their short terms as of March 31, 2010 and 2009, are effectively equal to their fair values as they have interest rates based on variable interest rates that change in line with the market. Using a discounted cash flow analysis based on the current lending rate for an identical loan term, the fair value of the Group’s long-term, fixed-rate liabilities is estimated as the net present value of future payments, using yield curves obtained by banks and money market observations. Due to the complexity inherent in such an estimate, the estimate may not necessarily reflect actual market values. Different market assessments or procedures may therefore significantly influence the fair value estimate.

The fair value of the Euro denominated portion of the Senior Notes as of March 31, 2010 amounts to approximately T€ 262,200 (104.88% of nominal value). The fair value of the US Dollar denominated portion of the Senior Notes amounts to approximately T€ 477,446 (105.50% of nominal value). These values are determined by reference to published price quotations. With respect to the carrying amounts of the financial assets and liabilities please refer to the respective sections in the Notes.

The fair values of the derivative financial instruments as of the balance sheet date have been estimated as net present values (discounted by market yield curves) of the future payments and using standard models (in the case of caps). They are as follows:

	Notional amount	Fair value	Recognized in statement of operations	Recognized in equity
Instrument	March 31, 2010	March 31, 2010	April 1, 2009 – March 31, 2010	April 1, 2009 – March 31, 2010
	T€	T€	T€	T€
Interest rate swap	0	0	2,830	0
Currency swap	505,553	-61,190	-50,845	0

Total	505,553	-61,190	-48,015	0

Deferred Taxes	0	0	0	12

Total	505,553	-61,190	-48,015	12

	Notional amount	Fair value	Recognized in statement of operations	Recognized in equity
Instrument	March 31, 2009	March 31, 2009	April 1, 2008 – March 31, 2009	April 1, 2008 – March 31, 2009
	T€	T€	T€	T€
Interest rate swap	629,568	-2,830	-6,455	0
Interest rate cap	126,523	0	-614	0
Currency swap	1,011,106	-54,916	-79,529	1,906

Total	1,767,197	-57,746	-86,598	1,906

Deferred Taxes	0	0	0	-559

Total	1,767,197	-57,746	-86,598	1,347

Amounts that have been recognized in equity due to an active hedge relationship and now have to be recognized in income due to the expiration of the hedge relationship relate to currency swaps that are part of cash flow hedge accounting. These are included in interest expense or interest income, respectively.

Kabel Deutschland Holding AG

Notes to the Consolidated Financial Statements—(Continued)

as of March 31, 2010

Sensitivity analysis

KDH prepares sensitivity analysis that shows how net income and equity would have been affected by changes in the relevant market risk variables that were reasonably possible at the balance sheet date.

Foreign currency risks result from the US Dollar denominated Senior Notes as described in Note 3.11. Future cash flows for the repayment of the principal and interest payments are fully hedged with derivative instruments through to July 2011. A 1% increase (decrease) in the USD/EUR exchange rate subsequently to that would result in an incremental increased (decreased) notional amount to be repaid in 2014 of approximately T€ 5,100. Further a 1% increase (decrease) in the USD/EUR exchange rate would result in an incremental increased (decreased) annual interest payment of approximately T€ 540 after expiry of the currency hedge in 2011.

Interest rate risks result from the variable interest rates (EURIBOR) on KDH’s bank loans (PIK Loan and Senior Credit Facility). The negative/positive effect on net income and equity for a 100 basis point parallel increase/decrease of the interest curve would be T€ 24,883 and T€ 24,751, respectively. The effect of interest rate changes on interest expense for bank loans with variable interest rates is calculated based on the risk exposure at the balance sheet date. Excluded from the analysis is the fixed rate Senior Note that is measured at amortized cost so that changes in interest rates do not affect net income. In determining the sensitivity concerning interest rate risks the fair values for interest rate swaps and caps were calculated based on the hypothetical market interest rates with the resulting effects on net income and equity for March 31, 2010 and March 31, 2009. Under this approach and assuming constant foreign exchange rates the interest rate sensitivity is as follows.

	Effect on net income and equity
in T€	Parallel increase of the interest curve of 100 basis points	Parallel decrease of the interest curve of 100 basis points
March 31, 2010
Bank loans with variable interest rate	-24,883	24,751

	-24,883	24,751

March 31, 2009
Bank loans with variable interest rate	-21,650	21,650
Derivative financial instruments	4	-4

	-21,646	21,646

Kabel Deutschland Holding AG

Notes to the Consolidated Financial Statements—(Continued)

as of March 31, 2010

5.7    Important Group Companies

		Registered Office	Share-Holding in %
Fully consolidated companies (IFRS 3)
1	Kabel Deutschland Holding AG	Unterfoehring
2	Kabel Deutschland GmbH	Unterfoehring	100.00
3	Kabel Deutschland Verwaltungs GmbH	Unterfoehring	100.00
4	Kabel Deutschland Vertrieb und Service GmbH & Co. KG1)	Unterfoehring	100.00
5	Kabel Deutschland Breitband Services GmbH	Unterfoehring	100.00
6	TKS Telepost Kabel-Service Kaiserslautern Beteiligungs-GmbH	Kaiserslautern	100.00
7	TKS Telepost Kabel-Service Kaiserslautern GmbH & Co. KG1)	Kaiserslautern	100.00
8	Urbana Teleunion Rostock GmbH & Co. KG1)	Rostock	70.00
9	Verwaltung Urbana Teleunion Rostock GmbH	Rostock	50.00
10	KABELCOM Braunschweig Gesellschaft für Breitbandkabel- Kommunikation mit beschränkter Haftung	Braunschweig	99.58
11	KABELCOM Wolfsburg Gesellschaft für Breitbandkabel- Kommunikation mit beschränkter Haftung	Braunschweig	97.65
12	Kabel Deutschland Stralsund GmbH	Unterfoehring	100.00

Companies consolidated at equity (IAS 28)		Registered Office	Share-Holding in %
13	Kabelfernsehen München Servicenter Gesellschaft mit beschränkter Haftung – Beteiligungsgesellschaft	Munich	24.00
14	Kabelfernsehen München Servicenter GmbH & Co. KG	Munich	30.22

1)

The Company applies Section 264b HGB and therefore is released from the preparation, audit and publication of the statutory financial statements as of March 31, 2010 for Kabel Deutschland Vertrieb und Service GmbH & Co. KG, TKS Telepost Kabel-Service Kaiserslautern GmbH & Co. KG and Urbana Teleunion Rostock GmbH & Co. KG.

5.8    Particular Events after the Balance Sheet Date

No material events after the balance sheet date.

5.9    Management and Supervisory Board

Management

Name	Position	Member of comparable supervisory bodies of other companies:
Dr. Adrian v. Hammerstein	Chairman of the Management Board Chief Executive Officer	Board member of ANGA e.V. Board Member of Münchener Kreis Board member of Bitkom e.V.

Paul Thomason	Chief Financial Officer	none

Dr. Manuel Cubero del Castillo-Olivares	Chief Operating Officer	Vice president and board member of Cable Europe (European Cable Communications Association) Board member of German TV-Platform

Erik Adams	Chief Marketing Officer since February 20, 2010	none

Kabel Deutschland Holding AG

Notes to the Consolidated Financial Statements—(Continued)

as of March 31, 2010

Supervisory Board

Representatives of the Shareholders:

Name	Position	Member of comparable supervisory bodies of other companies:
Tony Ball	Chairman of the Supervisory Board Supervisory Board Member of several firms within the tele- communications and media branch since February 19, 2010	Non-executive board director of ONO SA Board member of Olympic Delivery Authority London 2012 Non-executive board director of British Telecom Group PLC Chairman of advisory counsel of Portland PR

John Carl Hahn	Vice-Chairman of the Supervisory Board Managing director of Providence Equity Partner LLP since February 19, 2010	Director of Digiturk Director of Com Hem AB Director of Grupo Corporativo Ono Director of Voila Cable

Biswajit Subramanian	Managing director of Providence Equity Advisors India Private Ltd. since February 19, 2010	Non-executive board member of IDEA Cellular Ltd. Non-executive board member of ABTL Ltd.

Martin David Stewart	Supervisory Board Member of several firms within the tele- communications and media branch since March 6, 2010	Board member of Olympic Delivery Authority London 2012

Robert Sudo	Vice president of Providence Equity Partner LLP since February 19, 2010

Ian West	Supervisory Board Member of several firms within the telecommunications and media branch since March 5, 2010	Board member of Top UP TV S.a r.l. Board director of EVIIVO Ltd.

Roderik Schloesser	Senior Associate of Providence Equity Partner LLP from February 19, 2010 until March 4, 2010

Sinisa Krnic	Investment Manager of Providence Equity Partner LLP from February 19, 2010 until March 5, 2010

5.10    Other Mandatory Disclosures According to German Commercial Code

Declaration of Conformity with the German Corporate Governance Code in accordance with Section 161 German Stock Corporation Act (Aktiengesetz, “AktG”)

In accordance with Section 161 AktG, the Management Board and the Supervisory Board of Kabel Deutschland Holding AG have submitted the mandatory declaration of conformity and made it available to shareholders on Kabel Deutschland website. The full text of the Declaration of Conformity can be found on the Kabel Deutschland website (www.KabelDeutschland.com).

Kabel Deutschland Holding AG

Notes to the Consolidated Financial Statements—(Continued)

as of March 31, 2010

Auditor’s remuneration

During the fiscal year ended March 31, 2010, the Group received the following total fees:

• Audit services:	T€1,150
• Audit-related services:	T€1,349
• Tax services:	T€234
• Other services	T€3,497

5.11    Authorization of Financial Statements

The consolidated financial statements were released for publication on May 27, 2010 (date of management authorization for issue to the supervisory board).

Unterfoehring, May 27, 2010

Kabel Deutschland Holding AG

Dr. Adrian v. Hammerstein	Paul Thomason
Chief Executive Officer	Chief Financial Officer

Dr. Manuel Cubero del Castillo-Olivares	Erik Adams
Chief Operating Officer	Chief Marketing Officer

Appendix 1 to the notes

Analysis of Fixed Assets for Period from April 1, 2009 to March 31, 2010

	Acquisition and production costs
	April 1, 2009	Acquisitions	Additions	Disposals	Reclassifications	March 31, 2010
	€	€	€	€	€	€
I. Intangible assets
1. Software and Licences and other Contractual and Legal Rights	292,908,585.40	0.00	55,158,096.84	0.00	2,228,214.10	350,294,896.34
2. Internally generated software	20,236,892.14	0.00	5,063,169.72	0.00	0.00	25,300,061.86
3. Customer List	963,149,647.90	0.00	279,606.50	1,561,653.57	0.00	961,867,600.83
4. Goodwill	335,336,893.95	-48,063,348.00	0.00	0.00	0.00	287,273,545.95
5. Prepayments	14,840,069.09	0.00	18,194,582.46	0.00	-1,985,524.08	31,049,127.47

	1,626,472,088.48	-48,063,348.00	78,695,455.52	1,561,653.57	242,690.02	1,655,785,232.45

II. Property and equipment
1. Buildings on non-owned land	17,360,353.77	0.00	3,160,339.45	3,108.02	2,014,082.85	22,531,668.05
2. Technical equipment	2,174,944,020.95	0.00	214,898,309.92	6,973,316.97	39,529,859.04	2,422,398,872.94
3. Other equipment, furniture and fixtures	87,168,018.15	0.00	5,505,987.14	13,312,074.78	-1,137,157.84	78,224,772.67
4. Construction in progress	50,142,825.84	0.00	24,918,821.98	52,532.06	-40,649,474.07	34,359,641.69

	2,329,615,218.71	0.00	248,483,458.49	20,341,031.83	-242,690.02	2,557,514,955.35

III.Financial Assets
1. Equity investments in Associates	1,800,909.08	0.00	0.00	0.00	0.00	1,800,909.08

	1,800,909.08	0.00	0.00	0.00	0.00	1,800,909.08

	3,957,888,216.27	-48,063,348.00	327,178,914.01	21,902,685.40	0.00	4,215,101,096.88

	Accumulated depreciation and amortization						Net book value
	April 1, 2009	Additions	Disposals	Reclassification	Change in at- equity investments	March 31, 2010	March 31, 2010
	€	€	€	€	€	€	€
I. Intangible assets
1. Software and Licences and other Contractual and Legal Rights	180,773,305.41	67,462,312.57	0.00	0.00	0.00	248,235,617.98	102,059,278.36
2. Internally generated software	11,696,325.61	3,180,729.98	0.00	0.00	0.00	14,877,055.59	10,423,006.27
3. Customer List	530,048,212.02	113,573,581.67	263,680.07	0.00	0.00	643,358,113.62	318,509,487.21
4. Goodwill	0.00	0.00	0.00	0.00	0.00	0.00	287,273,545.95
5. Prepayments	0.00	0.00	0.00	0.00	0.00	0.00	31,049,127.47

	722,517,843.04	184,216,624.22	263,680.07	0.00	0.00	906,470,787.19	749,314,445.26

II. Property and equipment
1. Buildings on non-owned land	5,419,310.92	2,585,906.03	1,686.50	4,093.18	0.00	8,007,623.63	14,524,044.42
2. Technical equipment	1,057,877,304.43	252,276,942.07	4,392,006.73	559,250.97	0.00	1,306,321,490.74	1,116,077,382.20
3. Other equipment, furniture and fixtures	52,263,300.35	11,086,034.88	12,765,913.82	-563,344.15	0.00	50,020,077.26	28,204,695.41
4. Construction in progress	0.00	0.00	0.00	0.00	0.00	0.00	34,359,641.69

	1,115,559,915.70	265,948,882.98	17,159,607.05	0.00	0.00	1,364,349,191.63	1,193,165,763.72

III.Financial Assets
1. Equity investments in Associates	-3,829,169.96	0.00	0.00	0.00	-3,392,213.34	-7,221,383.30	9,022,292.38

	-3,829,169.96	0.00	0.00	0.00	-3,392,213.34	-7,221,383.30	9,022,292.38

	1,834,248,588.78	450,165,507.20	17,423,287.12	0.00	-3,392,213.34	2,263,598,595.52	1,951,502,501.36

Appendix 2 to the notes

Analysis of Fixed Assets for Period from April 1, 2008 to March 31, 2009

	Acquisition and production costs
	April 1, 2008	Acquisitions	Additions	Disposals		Reclassifications	March 31, 2009
	€	€	€	€		€	€
I. Intangible assets
1. Software and Licences and other Contractual and Legal Rights	214,786,136.69	1,666,155.97	68,154,753.45	0.00		8,301,539.29	292,908,585.40
2. Internally generated software	16,365,133.15	0.00	3,871,758.99	0.00		0.00	20,236,892.14
3. Customer List	736,463,043.35	226,705,555.49	0.00	18,950.94		0.00	963,149,647.90
4. Goodwill	0.00	330,730,172.33	0.00	0.00		4,606,721.62	335,336,893.95
5. Prepayments	8,055,054.13	0.00	13,258,466.54	0.00		-6,473,451.58	14,840,069.09

	975,669,367.32	559,101,883.79	85,284,978.98	18,950.94		6,434,809.33	1,626,472,088.48

II. Property and equipment
1. Buildings on non-owned land	12,887,738.70	73,321.55	2,484,214.16	0.00		1,915,079.36	17,360,353.77
2. Technical equipment	1,837,617,142.28	65,130,891.27	235,110,110.32	5,221,866.20		42,307,743.28	2,174,944,020.95
3. Other equipment, furniture and fictures	70,499,598.12	462,497.21	14,193,076.20	2,041,062.78		4,053,909.40	87,168,018.15
4. Construction in progress	61,517,050.93	2,932,331.30	35,941,593.05	143,329.69		-50,104,819.75	50,142,825.84

	1,982,521,530.03	68,599,041.33	287,728,993.73	7,406,258.67		-1,828,087.71	2,329,615,218.71

III.Financial Assets
1. Equity investments in Associates	5,820,595.03	0.00	0.00	4,019,685.95	*	0.00	1,800,909.08
2. Other	4,631,722.13	0.00	0.00	25,000.51		-4,606,721.62	0.00

	10,452,317.16	0.00	0.00	4,044,686.46		-4,606,721.62	1,800,909.08

	2,968,643,214.51	627,700,925.12	373,013,972.71	11,469,896.07		0.00	3,957,888,216.27

	Accumulated depreciation and amortization							Net book value
	April 1, 2008	Additions	Disposals		Reclassification	Change in at-equity investments	March 31, 2009	March 31, 2009
	€	€	€		€	€	€	€
I. Intangible assets
1. Software and Licences and other Contractual and Legal Rights	116,587,456.24	64,185,272.39	0.00		576.78	0.00	180,773,305.41	112,135,279.99
2. Internally generated software	8,553,674.92	3,142,650.69	0.00		0.00	0.00	11,696,325.61	8,540,566.53
3. Customer List	418,650,064.24	111,410,198.31	12,050.53		0.00	0.00	530,048,212.02	433,101,435.88
4. Goodwill	0.00	0.00	0.00		0.00	0.00	0.00	335,336,893.95
5. Prepayments	0.00	0.00	0.00		0.00	0.00	0.00	14,840,069.09

	543,791,195.40	178,738,121.39	12,050.53		576.78	0.00	722,517,843.04	903,954,245.44

II. Property and equipment
1. Buildings on non-owned land	3,638,237.83	1,781,073.09	0.00		0.00	0.00	5,419,310.92	11,941,042.85
2. Technical equipment	849,404,662.24	211,702,626.36	3,006,929.26		-223,054.91	0.00	1,057,877,304.43	1,117,066,716.52
3. Other equipment, furniture and fictures	43,526,536.49	10,431,813.16	1,917,527.43		222,478.13	0.00	52,263,300.35	34,904,717.80
4. Construction in progress	0.00	0.00	0.00		0.00	0.00	0.00	50,142,825.84

	896,569,436.56	223,915,512.61	4,924,456.69		-576.78	0.00	1,115,559,915.70	1,214,055,303.01

III.Financial Assets
1. Equity investments in Associates	-533,117.28	0.00	2,244,523.83	*	0.00	-1,051,528.85	-3,829,169.96	5,630,079.04
2. Other	0.00	0.00	0.00		0.00	0.00	0.00	0.00

	-533,117.28	0.00	2,244,523.83		0.00	-1,051,528.85	-3,829,169.96	5,630,079.04

	1,439,827,514.68	402,653,634.00	7,181,031.05		0.00	-1,051,528.85	1,834,248,588.78	2,123,639,627.49

*	Includes the figures of the former associated companies, following the acquisitions these are classified as affiliated companies

Kabel Deutschland Holding AG, Unterfoehring

Group Management Report

for the Fiscal Year Ended March 31, 2010

Overview

Kabel Deutschland Holding AG (“KDH AG” or the “Company”) resulted from the conversion of Kabel Deutschland Holding GmbH (hereinafter referred to as “KD HoldCo”; HRB 155690) into an AG effective as of March 4, 2010. KDH AG’s registered office is in Unterfoehring, Betastrasse 6 – 8 (commercial register of Munich HRB 184452), Germany. By resolution of the Shareholders’ Meeting of February 19, 2010, the share capital of the KD HoldCo was increased from the company’s own funds by € 89,900,000 from € 100,000 to € 90,000,000. Since its change of legal form as resolved by the same shareholders’ resolution, the Company has existed as a German stock corporation (Aktiengesellschaft) with a share capital of currently € 90,000,000, as registered on March 4, 2010.

The Company is the management and holding company of our Group (“KDH” or the “Group”). As the parent company of the Group, the Company performs the typical tasks of a holding company such as the strategic development of the Group, financing activities and the provision of services for its affiliated companies. The Group’s business is primarily conducted by the relevant operating subsidiaries, the most important being Kabel Deutschland GmbH (“KDG”) and its wholly owned subsidiary Kabel Deutschland Vertrieb und Service GmbH & Co. KG (“KDVS”).

The Group Management Report has been prepared and is presented in Euros, which is the Group’s functional currency and all values are rounded to the nearest thousand (T€) except where otherwise stated. Totals in tables were calculated on the basis of precise figures and rounded to T€.

We are the largest cable network operator in Germany in terms of residential units that can be connected to our network (“homes passed”), subscribers and revenues. With more than 15 million homes passed, we believe our cable network is also the largest in a single country in Europe. We offer a variety of television and telecommunications services to our customers, including Basic Cable services, Premium-TV services, broadband internet access, fixed-line phone and mobile phone services. As a triple play service provider, we believe that we are well-positioned to take advantage of the growth opportunities in the converging German media and telecommunications markets.

We provide our products and services via our “TV” and “Internet and Phone” businesses.

TV Business:

•

Basic Cable[1]: Our Basic Cable services are delivered in both the analog and digital spectrum. The current analog cable access offering consists of up to 32 television channels and 36 radio channels while the current digital cable access offering consists of up to 107 free television channels and 71 radio channels. We provide Basic Cable services primarily via individual contracts with customers or collective contracts with landlords, housing associations and contracts with Level 4 network operators. Our Basic Cable business is characterized by relatively stable revenues and cash flows and generated T€ 904,757, or 60.3%, of our total revenues for the fiscal year ended March 31, 2010.

•

Premium-TV1 : Our Premium-TV business generates revenues primarily through pay-TV subscription fees and carriage fees. Our pay-TV packages are branded “Kabel Digital Home”, which offers 39 channels within seven genres, and “Kabel Digital International”, which offers 42 channels grouped in nine different foreign languages. Our customers can also subscribe to our Digital Video Recorder (DVR) product, “Kabel Digital+”, that allows for the recording of programs to be watched by the customers at their convenience. Revenues from carriage fees are generated from both public and private broadcasters (including the German pay-TV operator Sky Deutschland). Our Premium-TV business generated T€ 213,538, or 14.2%, of our total revenues for the fiscal year ended March 31, 2010.

[1]

We renamed our “Cable Access” segment to “Basic Cable” and our “TV/Radio” segment to “Premium-TV” for the first time in the interim condensed consolidated financial statements as of and for the nine months ended December 31, 2009. Prior financial statements refer to these segments by their former names. The financial data of the presented segments have not been impacted by this change to our new segment names.

Internet and Phone Business:

•

Our Internet and Phone business offers broadband Internet access and fixed-line phone services to those homes which can be connected to our upgraded network. As of March 31, 2010, 79.9% of our internet and phone customers subscribe to a bundled product incorporating both service offerings. Our broadband Internet access service portfolio consists of products with download speeds of between 6 Mbit/s and 32 Mbit/s with no time or data volume restrictions. As we further implement DOCSIS 3.0, we are expanding our product offering to include download speeds of up to 100 Mbit/s or potentially faster. In addition, we began marketing mobile Internet access and phone services via a contractual relationship with a German mobile network operator. Our Internet and Phone business generated T€ 341,961, or 22.8%, of our total revenues for the fiscal year ended March 31, 2010.

Key Factors Affecting Our Results of Operations

Network Upgrade

We began in 2006 an extensive investment program to upgrade our network as we transformed our business into a customer-oriented, triple-play service provider, investing € 1.3 billion during the period from April 1, 2006 until March 31, 2010. As of March 31, 2010, 79,2% of our network was upgraded to a bi-directional hybrid fiber coaxial (“HFC”) structure, allowing us, from our point of view, to deliver market-leading broadband Internet access and Phone and other future interactive services to our customers. As we progressed with our network upgrade, we continuously increased the number of homes passed being marketed with our New Services. As we have largely completed the upgrade of our network, we expect the majority of our future capital expenditures to be customer and success driven and thus directly linked to incremental RGU and usage growth. We believe that the implementation of DOCSIS 3.0, which we started to roll out in 2010, will allow us to maintain our competitive advantage as we will be able to offer downstream speeds of 100 Mbit/s or potentially faster.

As has been the case in the last three years, we expect our average installation costs per Internet and Phone subscriber to continue to decrease as penetration of our broadband Internet and fixed-line phone services increases. We recognized a decline in the average installation cost per direct Internet and Phone net add from approximately € 166 in the fiscal year ended March 31, 2009 to approximately € 161 in the fiscal year ended March 31, 2010. Our direct Basic Cable business and our Premium-TV products do not typically require installation costs as most customers are able to use an already existing cable network connection or customers self-install customer premise equipment (“CPE”) sent to them via our logistics partner.

Accelerated Digital Cable, Premium-TV, Broadband Internet and Phone Roll-Out

In the last fiscal years we significantly expanded our presence and product offering with respect to Premium-TV, broadband Internet and Phone. Our results reflect significant successive year-on-year RGU and revenue growth. Since the costs relating to our broadband Internet and Phone products are largely fixed, our incremental margins increase as we gain more subscribers and grow revenues.

Cost Structure of our Basic Cable business

Certain cost elements in our Basic Cable business such as a portion of our network operations, billing and administration costs are relatively fixed, while our marketing and selling costs, in particular, are largely variable. Our most significant costs include payroll costs and payments under agreements with Deutsche Telekom for assets and services provided by Deutsche Telekom, in particular for the lease of cable duct space for a portion of our cable network as well as for the use of fiber optic capacity, tower and facility space and for other services. Our costs for assets and services provided by Deutsche Telekom have historically been relatively fixed, and we expect this to continue to be the case in the future, subject to periodic energy and consumer price index increases.

Marketing and Promotional Activities

Historically we provided an initial 5% discount to all subscribers who purchased our Basic Cable service prior to February 2009 and who prepaid the monthly subscription fees on an annual basis. We offer additional discounts to certain large Level 4 network operators and housing associations. In addition to these discounts, we also offer on a regular basis introductory promotions to new subscribers of our Internet and Phone services. As these customers roll off the initial promotional periods, our ARPU should increase to the headline retail price. In addition, we offer bundled services at a discounted price when compared to the aggregate cost of each of the individual services. In particular, we offer discounts and promotional offers in order to compete in the fast growing Internet and phone markets. At March 31, 2010, approximately 339 thousand of our broadband Internet and Phone subscribers were in a promotional period. As our promotions expire, these customers will return to our published pricing, which is currently approximately € 7 (gross) above the promotional price. As the initial promotional period expires for customers, there is a possibility of churn, but to date there is no evidence to suggest that this is likely to occur at a significant level.

Restructurings

Over recent years, we have restructured and outsourced parts of our operations, including the outsourcing of most of our technical services. In the fiscal year ended March 31, 2009, we incurred restructuring expenses in the amount of T€ 29,211 which related to the restructuring of the technical operations department announced in November 2008 and the outsourcing of certain functions of the sales back office (order management) announced in February 2009. Primarily due to cost savings we recorded restructuring income from released restructuring provisions of T€ 4,045 for the fiscal year ended March 31, 2010.

Impact of Inflation

A portion of our costs is affected by inflation. We attempt to restrict increases in our costs below the rate of inflation through productivity improvements and operational efficiency. However, general inflation affects costs for our competitors, suppliers and us. Our margins may suffer in the event that our costs increase more quickly than our revenues, in particular as our ability to raise prices is subject to contractual and legal limitations.

Impact of Exchange Rate Fluctuations

Our functional and reporting currency is the Euro. As of March 31, 2010 we had almost no revenues, expenses, liabilities or receivables that are denominated in currencies other than the Euro except for our Dollar Senior Notes in an aggregate principal amount of $ 610.0 million. The Dollar Senior Notes mature in 2014. We have hedged the principal and interest payments related to our Dollar Senior Notes until July 1, 2011, thereafter we could incur significant currency exchange risks to the extent the Dollar Senior Notes remain outstanding beyond July 1, 2011. In the event that we would incur other debt denominated in other currencies, such as U.S. dollar denominated bank or bond debt, we could incur additional currency risk and related hedging costs.

The exchange rate underlying our currency derivatives is fixed at $/€ 1.2066 until July 1, 2011. Subsequent to that date, an increase (decrease) in the $/€ exchange rate of 0.10 versus the fixed rate of $/€ 1.2066 would result in an incremental decrease (increase) of the notional amount of $ 610 million to be repaid in 2014 of approximately € 39 million (€ 46 million), respectively. Accordingly, such an increase (decrease) in the $/€ exchange rate would result in an incremental decrease (increase) in our annual interest payment of approximately € 4 million (€ 5 million) respectively after expiration of the existing currency swaps in 2011.

Impact of Interest Rate Changes

Our exposure to market risk for changes in interest rates relates primarily to our floating rate debt obligations. We have no cash flow exposure due to rate changes on the Senior Notes because they bear interest at a fixed rate. For our floating rate PIK Loan, the interest rate exposure is non-cash until maturity. Currently, none of our variable rate indebtedness is hedged for changes in interest rates. A 100 basis point increase (decrease) in such rates would increase (decrease) our annual interest expenses on our floating rate debt obligations outstanding as of March 31, 2010 by approximately € 25 million, respectively.

Pricing

Prices for products and services offered to customers in the telecommunications and broadband Internet services markets in Germany have decreased sharply in recent years, especially in the fixed-line Internet and Phone markets. Increasing competitive pressure in these markets and technological progress may cause prices for telecommunications and broadband Internet services to continue to decline and we may be unable to compensate for the resulting decrease in ARPU by selling additional higher-priced products, which would lead to a decline in revenues and profitability.

Seasonality

Certain aspects of our business are subject to seasonal factors. Our customer churn rates include persons who disconnect service due to moving, resulting in a seasonal increase in our churn rates during the summer months when higher levels of moves occur.

In addition, we have a disproportionately high level of annual prepayments in our Basic Cable business in December, January and February, which results in higher cash flows from operating activities in these months of the fiscal year. For the fiscal years ended March 31, 2010, and March 31, 2009, the Group billed approximately 35.7% and 36.8%, respectively, of its total revenues for the entire fiscal year in the months of December, January and February.

Key Operating Measures

We use several key operating measures, including RGUs, ARPU and subscriber acquisition costs, to track the financial performance of our business. None of these terms are measures of financial performance under IFRS, nor have these measures been reviewed by an outside auditor, consultant or expert. All of these measures, except where specifically indicated to the contrary, are derived from management estimates. As defined by our management, these terms may not be comparable to similar terms used by other companies.

Subscribers and RGUs

	As of March 31,
	2010	2009
Operational Data
Network (in thousands)
Homes Passed	15,293	15,293
Homes Passed Upgraded for Two-Way Communication	12,116	12,008
Upgraded Homes as % of Homes Passed	79.2%	78.5%
Homes Passed Being Marketed Upgraded for Two-Way communication(2)	9,520	8,580

Subscribers (in thousands)
Direct Basic Cable subscribers	7,307	7,397
Internet and Phone “Solo” Subscribers(3)	167	110
Total direct subscribers*	7,474	7,507
Indirect Basic Cable subscribers	1,427	1,616

Total Unique Subscribers (Homes Connected)	8,901	9,123

Subscribers taking Basic Cable services	8,735	9,013
Subscribers taking Premium-TV services	817	765
Subscribers taking Internet and Phone services	1,097	806

RGUs (in thousands)
Premium-TV(4)	1,073	963
Internet	966	707
Phone	1,007	710
Subtotal New Services	3,047	2,380

Basic Cable(5)	9,002	9,247

Total RGUs	12,049	11,627

RGUs per Subscriber (in units)	1.35	1.27

Penetration
Basic Cable RGUs as % of Homes Passed	58.9%	60.5%
Premium-TV RGUs as % of Basic Cable Subscribers	12.3%	10.7%
Internet RGUs as % of Total Subscribers	10.9%	7.7%
Phone RGUs as % of Total Subscribers	11.3%	7.8%
* Proforma for one time consolidation, divestitures of non-strategic assets and reclassification, direct subscribers for March 31, 2009 would be 7,458 thousand:
Direct subscribers March 31, 2009 (thousand)		7,507
Orion consolidation effect (thousand)		-25
Reclassification of subscribers to indirect (thousand)		-19
Divestiture of non-strategic assets (thousand)		-5
Proforma direct subscribers March 31, 2009 (thousand)		7,458

[2]	Homes passed being marketed are those homes that we are currently able to sell our Internet and/or Phone products to.

[3]	Internet and Phone “solo” subscribers consist of non-Basic Cable service customers subscribing to Internet and/or phone services only.
[4]

RGU (revenue generating unit) relate to sources of revenue, which may not always be the same as subscriber numbers. For example, one person may subscribe to two different services, thereby accounting for only one subscriber, but two RGUs. Premium-TV RGUs consist of RGUs for our pay-TV product, Kabel Digital (Kabel Digital Home and various foreign language packages), and our DVR product, Kabel Digital+.

[5]

The difference between the number of Basic Cable subscribers and Basic Cable RGUs is due to one additional digital product component, Digitaler Empfang, which is sold directly to the end-customer on top of an analog Basic Cable service, which is provided and billed via a housing association. A customer subscribing to Digitaler Empfang would be counted as one Basic Cable subscriber (analog service via a housing association) and two Basic Cable RGUs (analog service via a housing association and digital service via a direct end-customer relationship).

Marketed homes for KDH’s Internet and Phone services increased from 8,580 thousand to 9,520 thousand on March 31, 2010, up 11.0% or 940 thousand from previous year.

As of March 31, 2009 total direct subscribers, adjusted by one-time effects primarily relating to the Orion Acquisition, were 7,458 thousand and increased by 16 thousand to 7,474 thousand as of March 31, 2010. The subscription fees of direct Basic Cable subscribers for the fiscal year ended March 31, 2010 increased by T€ 4,273 to T€ 833,296 from T€ 829,023 for the fiscal year ended March 31, 2009.

As of March 31, 2010, we had 8,735 thousand Basic Cable subscribers and 9,002 thousand Basic Cable RGUs. A Basic Cable RGU refers to the source of revenues, and each Basic Cable service a subscriber receives counts as one RGU. The primary difference relates to a household which receives Basic Cable via a housing association and then directly subscribes to our digital access offer (Digitaler Empfang) which the household pays for directly. The described household would count as one Basic Cable subscriber and two Basic Cable RGUs.

A Premium-TV subscriber is an individual who receives any of our Premium-TV services, including a pay-TV offering or a DVR subscription. As of March 31, 2010, we had 817 thousand Premium-TV subscribers and 1,073 thousand Premium-TV RGUs, which represents an increase of 11.4% of our Premium-TV RGUs as of March 31, 2009. A Premium-TV RGU refers to the source of revenues, and each Premium-TV service a subscriber receives counts as one RGU. For example, an individual who subscribes to pay-TV and DVR services would count as two RGUs, but only one Premium-TV subscriber.

Our Internet and Phone subscribers increased by 291 thousand to 1,097 thousand in the fiscal year ended March 31, 2010 from 806 thousand in the fiscal year ended March 31, 2009, RGUs for Internet increased by 259 thousand from 707 thousand as of March 31, 2009 to 966 thousand as of March 31, 2010 and RGUs for Phone increased by 298 thousand from 710 thousand as of March 31, 2009 to 1,008 thousand as of March 31, 2010.

A growing portion of our subscribers purchase more than one of our service offerings which include Basic Cable, Premium-TV, Internet and phone. As of March 31, 2010, we had 1.35 RGUs per subscriber, compared to 1.27 RGUs per subscriber as of March 31, 2009. For example, even though we offer Internet and Phone products independently, a significant majority of our new subscribers have chosen a bundled product.

Our total unique subscribers as of March 31, 2010 decreased by 222 thousand or 2.4% from 9,123 thousand as of March 31, 2009 to 8,901 thousand. This decrease was primarily due to a loss of 189 thousand indirect (wholesale) subscribers, mostly as a result of the termination of a wholesale contract amounting to approximately 127 thousand subscribers. Adjusted by one-time effects primarily relating to the Orion Acquisition (30 thousand total subscriber adjustment plus 19 thousand reclassification of direct subscribers to indirect) the decrease was 192 thousand, with a loss of 208 thousand indirect subscribers.

ARPU

ARPU is an average monthly measure we use to evaluate how effectively we are realizing potential revenues from subscribers. We calculate ARPU per subscriber on a yearly, quarterly or monthly basis by dividing total subscription revenues (excluding installation fees) generated from the provision of services during the period by the sum of the monthly average number of total subscribers for that period.

	Fiscal Year Ended March 31,
	2010	2009
	(in € / month)
Basic Cable ARPU per Subscriber	8.38	8.31
Premium-TV ARPU per Subscriber	10.43	9.63
Total Blended TV ARPU per Subscriber(6)	9.30	9.10
Total Blended Internet and Phone ARPU per Subscriber(7)	27.97	30.18
Total Blended ARPU per Subscriber(8)	12.13	11.06

[6]

Total blended TV ARPU per subscriber is calculated by dividing the subscription revenues (excluding installation fees) resulting from our Basic Cable, Premium-TV and TKS (cable television) products for a period by the sum of the monthly average number of total subscribers of the Basic Cable and TKS (cable television) products for that period.

[7]

Total blended Internet and Phone ARPU per subscriber is calculated by dividing the Internet and Phone subscription revenues (excluding installation fees) for the relevant period by the sum of the monthly average number of subscribers of these products for that period.

[8]

Total blended ARPU per subscriber is calculated by dividing Basic Cable, Premium-TV, Internet and Phone and TKS (cable television) subscription revenues (excluding installation fees) for the relevant period by the sum of the monthly average number of total subscribers for that period.

Total blended ARPU per subscriber increased by € 1.07 or 9.7% to € 12.13 for the fiscal year ended March 31, 2010 from € 11.06 in the fiscal year ended March 31, 2009.

Basic Cable ARPU per subscriber increased by € 0.07 or 0.8% to € 8.38 for the fiscal year ended March 31, 2010 from € 8.31 in the fiscal year ended March 31, 2009, and the Premium-TV ARPU per subscriber increased by € 0.80 or 8.3% to € 10.43 for the fiscal year ended March 31, 2010 from € 9.63 in the fiscal year ended March 31, 2009.

The primary reason for the increase in Basic Cable ARPU per subscriber was due to continued shift to more direct subscribers and away from wholesale subscribers, which have the lowest ARPU. The primary reason for the increase in Premium-TV ARPU per subscriber primarily relates to the selective price increases in the pay-TV product offering.

Our monthly Basic Cable subscription fees are based on a published standard rate card and vary depending on the number of subscribers connected to a network connection point. In general, the fewer subscribers connected to a connection point, the higher the monthly fees paid by each subscriber receiving signals through that point. Therefore, single subscribers connected to the network pay the highest monthly subscription fee, whereas Level 4 network operators or housing associations that receive our signal for numerous subscribers per connection point would typically pay substantially less per subscriber.

Total blended TV ARPU per subscriber increased by € 0.20 or 2.2% to € 9.30 for the fiscal year ended March 31, 2010 from € 9.10 for the fiscal year ended March 31, 2009. This was primarily due to the growth in Premium-TV subscribers, selective price increases in the pay-TV product offering and a continued shift to more direct subscribers and away from wholesale subscribers, primarily as a result of the Orion Acquisition.

The total blended Internet and Phone ARPU per subscriber declined by € 2.21 or 7.3 % to € 27.97 for the fiscal year ended March 31, 2010 from € 30.18 in the fiscal year ended March 31, 2009. The declines were primarily a result of promotional activities in order to accelerate growth in the fast growing broadband Internet and phone market.

We intend to continue focusing on increasing ARPU´s per subscriber by increasing RGUs per subscriber, which increased by 6.3 % or 0.08 from 1.27 as of March 31, 2009 to 1.35 as of March 31,2010, by continuing the transition of wholesale subscribers into direct subscribers and other revenue enhancing measures.

Churn9

We continue to benefit from a resilient subscriber base. In the ordinary course of our business, we have experienced a loss of Basic Cable subscribers, in particular due to disconnection by Level 4 network operators, relocation of our customers, and price or product related churn stemming from competitive alternatives, such as free-to-air satellite and free-to-air digital terrestrial transmission of television signals. In addition, we may experience churn as a result of low customer satisfaction, death of subscribers or our disconnection of non-paying subscribers. Increases in churn may lead to increased costs and reduced revenues.

We closely monitor churn patterns and actively manage the churn behavior of our customers across all segments and products. In the housing association and wholesale segment of our Basic Cable business we try to pre-empt and manage churn on a customer-by-customer level with our key account and sales agent force by renewing and extending contracts before their termination dates.

In the case of Internet and Phone and our direct Basic Cable subscribers, the majority of churn we experience is caused by relocation of customers and the lack of availability of our service in the new location and disconnection of non-paying subscribers. We employ various measures to identify and maintain potentially dissatisfied customers.

In the consumer segment of our Basic Cable business we estimate the annualized churn for the fiscal year ended March 31, 2010 was approximately 11 % for individual Basic Cable subscribers where we have a direct billing relationship and approximately 12 % for Internet and Phone, which is generally consistent with our historical churn pattern.

The churn data is derived from management estimates.

Subscriber Acquisition Costs

We are focused on growing our business profitably as we increasingly penetrate our customer base with our New Services such as Internet and Phone. Our ability to profitably market our New Service offerings at competitive prices is predicated on our end-to-end control of our cable network, our large existing customer base into which we can sell additional services, and the cost structure of our business, all of which are key determinants of the payback profile of our incremental New Service customers.

Our costs associated with acquired subscribers are comprised of costs for customer premises equipment, in-house wiring and installation and our costs per order, including marketing, sales, promotion, general and administrative and other costs associated with acquiring the subscriber. For example, our costs per order for our Internet and Phone subscribers declined from € 171 for the fiscal year ended March 31, 2009 to € 153 for the fiscal year ended March 31, 2010. Moreover, as has been the case in the last year, we expect our average installation cost per subscriber to continue to decrease as penetration of our broadband Internet and fixed-line phone services increase and we make a growing share of second installations within the same building, potentially further reducing the payback period. We recognized a decline in the average installation cost per direct Internet and Phone net add from approximately € 166 in the fiscal year ended March 31, 2009 to approximately € 161 in the fiscal year ended March 31, 2010. Over the same time period, we were able to lower our costs per upgrade or full construction of the in-house wiring within multi-dwelling units of housing association partners (in the context of long, multi-year contracts) from approximately € 170 per household in the fiscal year ended March 31, 2009 to approximately € 131 per household in the fiscal year ended March 31, 2010. Our direct Basic Cable business and our Premium-TV products do not typically require installation costs as most customers are able to use an already existing cable network or customers self-install CPE sent to them via our logistics partner.

Comparison of Operating Results for the fiscal year Ended March 31, 2010 with March 31, 2009

Revenues

Our business is divided into four operating segments: (i) our Basic Cable segment, which accounted for 60.3 % of our total revenues for the fiscal year ended March 31, 2010; (ii) our Premium-TV segment, which accounted for 14.2 % of our total revenues for the fiscal year ended March 31, 2010; (iii) our Internet and Phone segment, which accounted for 22.8 % of our total revenues for the fiscal year ended March 31, 2010; and (iv) our TKS segment, which accounted for 2.8 % of our total revenues for the fiscal year ended March 31, 2010.

[9]	The voluntary or involuntary discontinuance of services by a subscriber.

The following table gives an overview of our revenues for the fiscal year ended March 31, 2010 compared to the fiscal year ended March 31, 2009. Total revenues for the fiscal year ended March 31, 2010 increased by T€ 131,219 or 9.6 % to T€ 1,501,550 from T€ 1,370,331 for the fiscal year ended March 31, 2009. The primary factor driving revenue growth was the continued growth in broadband Internet and Phone and, to a lesser extent, Premium-TV RGUs.

	Fiscal Year Ended March 31,
	2010	2009
	T€
Basic Cable Revenues	904,757	911,155
Premium-TV Revenues	213,538	192,331
Internet and Phone Revenues	341,961	231,942
TKS Revenues	41,294	34,903

Total Revenues	1,501,550	1,370,331

Basic Cable Revenues

Basic Cable revenues are generated primarily from subscription fees, which are paid for access to our network and the reception of our analog and digital free TV signals and are generated from individual homes, housing associations (including landlords) and Level 4 network operators.

Generally, first-time subscribers are charged an installation fee upon initial connection to our network. In addition, we generate fees and receive reimbursements for connecting newly-built homes to our network. From time to time installation fees are waived as a sales promotion.

Our Basic Cable business generated T€ 904,757 or 60.3 % of our total revenues for the fiscal year ended March 31, 2010, compared to T€ 911,155 or 66.5 % of our total revenues for the fiscal year ended March 31, 2009.

	As of and for the Fiscal Year Ended March 31,
	2010	2009
	(T€, except as noted)
Basic Cable Revenues	904,757	911,155

ARPU per subscriber (in € / month)	8.38	8.31
Subscribers (in thousand)(10)	8,735	9,013

[10]	Including 39.1 thousand and 39.0 thousand TKS subscribers as of March 31, 2010 and March 31, 2009, respectively.

For the fiscal year ended March 31, 2010, Basic Cable revenues decreased by T€ 6,398 or 0.7% to T€ 904,757 from T€ 911,155 for the fiscal year ended March 31, 2009. The decrease primarily resulted from a decrease in Basic Cable subscription fees, which amounted to T€ 889,707 in the fiscal year ended March 31, 2010 compared to T€ 898,895 in the fiscal year ended March 31, 2009 principally due to a loss of wholesale subscribers. However, subscription fees of direct Basic Cable subscribers for the fiscal year ended March 31, 2010 increased by T€ 4,273 to T€ 833,296 from T€ 829,023 for the fiscal year ended March 31, 2009. The decrease in total Basic Cable subscription fees is partly offset by increasing installation fees and minor amounts of a full year contribution of Orion Acquisition in the fiscal year ended March 31, 2010 compared to an eleven month period in the fiscal year ended March 31, 2009.

Basic Cable ARPU per subscriber increased by € 0.07 or 0.9% to € 8.38 in the fiscal year ended March 31, 2010 from € 8.31 in the fiscal year ended March 31, 2009. The primary source of the increased ARPU was the net increase of direct subscribers as a percentage of total Basic Cable subscribers.

Basic Cable subscribers decreased by 278 thousand or 3.1% to 8,735 thousand as of March 31, 2010 from 9,013 thousand as of March 31, 2009. This decrease was primarily due to the loss of 189 thousand indirect (wholesale) subscribers, mostly as a result of the termination of a wholesale contract amounting to approximately 127 thousand subscribers.

Premium-TV Revenues

We generate revenues in our Premium-TV business from Premium-TV subscription fees, CPE sales and DVR subscription services. For the distribution of broadcasters’ programming we receive carriage fees. Carriage fees are typically based on the number of homes to which we distribute the programming and are subject to ex-post price regulation.

Our Premium-TV business generated T€ 213,538 or 14.2% of our total revenues for the fiscal year ended March 31, 2010 compared to T€ 192,331 or 14.0% of our total revenues for the fiscal year ended March 31, 2009.

	As of and for the Fiscal Year Ended March 31,
	2010	2009
	(T€, except as noted)
Premium-TV Subscription Fees	100,065	87,381
Carriage Fees and other digital revenues	113,473	104,950

Premium-TV Revenues	213,538	192,331

ARPU per subscriber (in € / month)	10.43	9.63
Subscribers (in thousand)	817	765

Premium-TV subscription fees increased by T€ 12,684 or 14.5 % to T€ 100,065 in the fiscal year ended March 31, 2010 from T€ 87,381 for the fiscal year ended March 31, 2009 primarily resulting from a growing subscriber base and an increase in the ARPU per Premium-TV subscriber.

Premium-TV ARPU per subscriber increased by € 0.80 or 8.3 % to € 10.43 in the fiscal year ended March 31, 2010 from € 9.63 in the fiscal year ended March 31, 2009. The increase primarily relates to the decreased number of subscribers in the initial promotional period, with more subscribers now paying the full subscription rate for our Premium-TV products and services and a growing proportion of subscribers taking more than one Premium-TV product.

Premium-TV subscribers increased by 52 thousand or 6.8 % to 817 thousand as of March 31, 2010 from 765 thousand as of March 31, 2009. The increase primarily relates to our marketing and sales activities combined with successful product bundles.

Carriage fees and other digital revenues increased by T€ 8,523 or 8.1 % to T€ 113,473 in the fiscal year ended March 31, 2010 from T€ 104,950 for the fiscal year ended March 31, 2009. This increase is primarily related to an increase of our digital subscriber base leading to more digital feed-in-fees. Since October 2009 the Group generates additional revenues from feed-in of Sky Deutschland´s High Definition channels. The future development of carriage fees will depend on the number of subscribers connected to our network.

Internet and Phone Revenues

We provide broadband Internet access and fixed-line and mobile phone services. Revenues for Internet and Phone include recurring revenues from monthly subscription and usage fees and phone interconnection revenues generated by phone traffic of third party carriers’ customers being transmitted across our network, as well as non-recurring revenues from installation fees and the sale of CPE. We offer these Internet and Phone products independently from our Basic Cable and Premium-TV products. However, most customers subscribe to bundled offerings. We offer mobile phone services under a contract with a German mobile network operator to our Internet and Phone subscribers. That agreement allows us to resell their mobile services under our own brand and have a direct contract with the subscriber.

	As of and for the Fiscal Year Ended March 31,
	2010	2009
	(T€, except as noted)
Internet and Phone Revenues	341,961	231,942

ARPU per subscriber (in € / month)	27.97	30.18
Subscribers (in thousand)(11)	1,097	806

[11]	Does not include our mobile phone subscribers.

In the fiscal year ended March 31, 2010, Internet and Phone revenues increased by T€ 110,019 to T€ 341,961 from T€ 231,942 for the fiscal year ended March 31, 2009. This increase was primarily due to an increase in Internet and Phone subscription fees due to higher Internet and Phone subscribers. Subscription fees increased to T€ 324,446 in the fiscal year ended March 31, 2010 from T€ 222,068 in the fiscal year ended March 31, 2009.

Total blended Internet and Phone ARPU per subscriber decreased by € 2.21 or 7.3 % to € 27.97 in the fiscal year ended March 31, 2010 from € 30.18 for the fiscal year ended March 31, 2009, which was primarily driven by a higher number of subscribers being in the initial promotional period. We believe that the number of subscribers in the initial promotional period will begin to decline as a percent of the total subscriber base and this should have a positive impact on the ARPU in the future.

Internet and Phone subscribers increased by 291 thousand or 36.1 % to 1,097 thousand as of March 31, 2010 from 806 thousand as of March 31, 2009, which was primarily driven by strong performance across all sales channels.

TKS Revenues

TKS operates a broadband Internet telecommunications business that mainly serves customers related to NATO military bases in Germany. It offers cable television subscriptions, Internet and Phone services, as well as related merchandise. TKS also acts as a reseller for Deutsche Telekom and provides other services to English speaking customers, such as generating phone bills in English. TKS revenues increased by T€ 6,391 or 18.3 % to T€ 41,294 for the fiscal year ended March 31, 2010 from T€ 34,903 for the fiscal year ended March 31, 2009. The increase was primarily related to TKS’ Internet and Phone product. We believe this business segment will continue to perform at today’s level.

Costs and Expenses

Costs and expenses for the fiscal year ended March 31, 2010 increased by T€ 69,733 or 5.6 % to T€ 1,321,491 from T€ 1,251,758 for the fiscal year ended March 31, 2009. Primarily two non-cash items caused this increase which were an increase in depreciation and amortization of T€ 47,512 and Management Equity Participation (“MEP”) program of T€ 13,606. The remaining increase in expenses derives mainly from a rise in selling expenses.

Included in total costs and expenses for the fiscal year ended March 31, 2010 were depreciation and amortization, non-cash expenses related to MEP, restructuring and IPO related expenses12 of in total T€ 464,490 compared to T€ 433,928 in the fiscal year ended March 31, 2009. Excluding these items from total costs and expenses, the remaining costs and expenses increased by 4.8 % or T€ 39,171 to T€ 857,001 for the fiscal year ended March 31, 2010 compared to T€ 817,830 in the fiscal year ended March 31, 2009. As a percentage of revenues, these remaining costs and expenses decreased from 59.7 % for the fiscal year ended March 31, 2009 to 57.1 % for the fiscal year ended March 31, 2010.

	Fiscal Year Ended March 31,
	2010	2009
	T€
Cost of Services Rendered	736,496	696,555
Selling Expenses	448,679	425,622
General and Administrative Expenses	136,315	129,581
Costs and Expenses	1,321,491	1,251,758

Cost of Services Rendered

Cost of services rendered is primarily cost related to our revenue generating business activities and consists of costs and expenses related to the operation and maintenance of our network and other costs directly associated with the distribution of products and services over our network.

[12]	One-time costs relating to the Company’s Initial Public Offering in March 2010, which are adjusted in terms of EBITDA.

The cost of services rendered is divided into four categories and were for the fiscal year ended March 31, 2010 and 2009 as follows:

	Fiscal Year Ended March 31,
	2010	2009
	(T€, except as noted)
Cost of Materials and Services.	379,948	344,508
Thereof:
Expenses associated with service level agreements	187,928	175,805
Content costs	49,829	47,438
Maintenance and repair	28,343	27,204
Connectivity and network charges	21,962	20,211
Phone interconnection charges	37,033	27,864
Other expenses	54,852	45,986
Personnel Expenses	32,830	62,321
Depreciation and Amortization	242,154	205,504
Other Cost and Expenses	81,564	84,222
Cost of Services Rendered	736,496	696,555

% Revenue	49.0%	50.8%

Cost of Materials and Services

Cost of materials and services in relation to cost of services rendered primarily include expenses associated with service level agreements with Deutsche Telekom (“SLAs”) and, to a lesser extent service level agreements with other third party vendors, content costs, network maintenance and repair costs, connectivity and network charges, phone interconnection charges and other costs and expenses.

The expenses associated with SLAs include:

•	payments made to Deutsche Telekom for use of assets. We lease certain assets, including cable ducts and fiber optic capacity, which is the largest expense component of the SLAs;

•

payments to Deutsche Telekom for rental space (for tower and other facilities) and energy costs for indoor facilities (which are equal to the cost Deutsche Telekom pays, plus a 5 % margin). With regard to the energy supply for outdoor facilities, we agreed with Deutsche Telekom in 2010 on new unit prices for certain volumes and on average prices paid by Deutsche Telekom for excess volumes which shall apply until 2012. Furthermore, we have recently reached an agreement with another supplier to provide for a portion of our energy demand; and

•	payments made to reflect the cost of Deutsche Telekom for providing employees access to, and supervising the use of, shared facilities.

We also made payments to Deutsche Telekom for fibre optic, backbone and interconnection services.

In addition, we pay for liability insurance to cover any business interruption of Deutsche Telekom’s phone business caused by us or our employees in shared facilities.

Expenses associated with SLAs were T€ 180,399 and T€ 169,093 for the fiscal year ended March 31, 2010 and March 31, 2009, respectively. The remaining expenses associated with service level agreements with third-parties other than Deutsche Telekom amounted to T€ 7,529 in the fiscal year ended March 31, 2010 and T€ 6,712 in the fiscal year ended March 31, 2009, and relate to additional purchased services from third parties, such as leased fiber lines, technical facilities and energy. Expenses associated with service level agreements in total increased by T€ 12,123 or 6.9% from T€ 175,805 for the fiscal year ended March 31, 2009 to T€ 187,928 for the fiscal year ended March 31, 2010 primarily due to the lease of additional fiber lines required for more network capacity associated with the growth of the Group’s Internet and Phone business. The service level agreements in total made up 25.5% of our cost of services rendered for the fiscal year ended March 31, 2010 compared to 25.2% for the fiscal year ended March 31, 2009. Expenses associated with service level agreements in total as a percentage of total revenues declined slightly from 12.8% in the fiscal year ended March 31, 2009 to 12.5% of our total revenues in the fiscal year ended March 31, 2010. We are building regional backbones which will replace certain leased lines now in use. During transition it may cause an increase in costs due to temporary overlap of the two network distribution methods but should provide economies of scale once completed.

Content costs increased by T€ 2,391 or 5.0% from T€ 47,438 for the fiscal year ended March 31, 2009 to T€ 49,829 in the fiscal year ended March 31, 2010. Content costs as a percentage of our total revenues declined from 3.5% for the fiscal year ended March 31, 2009 to 3.3% for the fiscal year ended March 31, 2010. Content costs relate to the programming costs for Kabel Digital Home and Kabel Digital International. In general, we pay program producers on a cost per subscriber basis. We constantly monitor our programming line up and will exchange programming to try to achieve the greatest customer satisfaction and the lowest possible cost per subscriber. We expect aggregate content costs to increase as we grow our Premium-TV revenues. However, we expect the cost of content per pay-TV subscriber to remain relatively stable in the future.

Maintenance and repair provided by third parties increased by T€ 1,139 or 4.2% to T€ 28,343 in the fiscal year ended March 31, 2010 from T€ 27,204 in the same period in the previous year. As we grow our business into the telecommunications sector and offer more enhanced video products, our customer service criteria requirements will increase. In order to ensure that we can meet these requirements in the most cost effective manner, we have outsourced significant parts of our technical staff. The last such outsourcing was put in place in calendar year 2008 and is substantially complete. As a greater portion of our technical support is outsourced, our maintenance and repair costs will increase in line with RGU growth; however, a portion of this increase should be offset by a decline in personnel expenses. Maintenance expense was 1.9% of our total revenues for the fiscal year ended March 31, 2010 compared to 2.0% of our total revenues for the fiscal year ended March 31, 2009.

Connectivity and network expenses reflect the cost of connecting to third party networks and the cost of our regional backbones. As long as we continue to extend the upgraded network and add additional capacity and customers, we expect our connectivity and network expenses will continue to increase in line with our customer growth and increased bandwidth needs. For the fiscal year ended March 31, 2010 our connectivity and network charges increased by T€ 1,751 or 8.7% to T€ 21,962 from T€ 20,211 recorded in the fiscal year ended March 31, 2009. The increase is reflective of the increase in our upgraded network, RGU additions, bandwidth usage per subscriber and deployment of fiber backbones. We expect to continue to see increases in connectivity and network expenses as we increase our points of presence and deploy further backbones; however, we believe these expenditures will decrease on a cost per RGU basis as we increase the penetration levels of New Services and as we increase our points of presence. For example, the monthly average connectivity and network cost per Internet and Phone subscriber declined from € 2.36 in the fiscal year ended March 31, 2009 to € 1.61 in the fiscal year ended March 31, 2010. Also, as we complete the build out of our regional backbones, we can eliminate certain leased lines and satellite transponders, which cost more than our regional backbones. Our connectivity and network expenses as a percentage of our revenues remained stable at 1.5% in the fiscal years ended March 31, 2010 and 2009.

Phone interconnection cost is a charge between carriers related to phone traffic, specifically, the cost of phone traffic being transmitted through the network of third party carriers. We separately record as revenues the phone traffic of third party carriers’ customers being transmitted across our network. For the fiscal year ended March 31, 2010, phone interconnection charges increased by T€ 9,169 or 32.9% to T€ 37,033 from T€ 27,864 in the previous year. As a percentage of our total revenues, our phone interconnection charges increased from 2.0% in the fiscal year ended March 31, 2009 to 2.5% in the fiscal year ended March 31, 2010. We expect phone interconnection cost will continue to grow in line with the increase in the number of phone subscribers. Our monthly average phone interconnection cost per Phone RGU declined from € 4.24 in the fiscal year ended March 31, 2009 to € 3.51 in the fiscal year ended March 31, 2010.

Other expenses of materials and services are comprised of several items, including cost of CPE sold, non-capitalized incidental expenses related to leased transponders, internet and cable modem installation and conditional access charges and other materials and services, and increased by T€ 8,866 to T€ 54,852 in the fiscal year ended March 31, 2010 from T€ 45,986 in the prior year correlating to increased revenues. The increase was primarily due to increased expenses for CPE sold compared to the prior year period. This increase in number of units sold has generated a corresponding increase of revenues from the sale of this equipment. This is reflected with our other expenses of materials and services which increased only slightly from 3.4% of our total revenues in the fiscal year ended March 31, 2009 to 3.7% of our total revenues in the fiscal year ended March 31, 2010.

In total, cost of materials and services remained almost flat at 25.3% of our total revenues during the fiscal year ended March 31, 2010 compared to 25.1% of our total revenues in the fiscal year ended March 31, 2009.

Personnel Expenses

Personnel expenses within cost of services rendered are comprised of costs incurred with respect to our technical staff responsible for network operations and maintenance, including wages, salaries, social security and pension costs, as well as restructuring and non-cash expenses related to the MEP program. For the fiscal year ended March 31, 2010, personnel expenses decreased by T€ 29,491 or 47.3% to T€ 32,830 from T€ 62,321 for the fiscal year ended March 31, 2009. Included in the personnel expenses for the fiscal year ended March 31, 2010, was T€ 2,651 income due to a reversal of restructuring provisions compared to a restructuring expense of T€ 20,775 in the fiscal year ended March 31, 2009. The restructuring of our technical department announced in 2008 is substantially complete and is expected to generate personnel savings of approximately € 12.7 million per year in the future. However, there can be no assurance that we will realize such savings or be able to maintain adequate service levels. Our technical personnel are now primarily comprised of planners, dispatchers, specialized network technicians and the technical service team. Personnel expenses adjusted for restructuring and minor amounts of MEP declined by T€ 6,243 or 15.1% to T€ 35,183 in the fiscal year ended March 31, 2010, compared to T€ 41,426 in the fiscal year ended March 31, 2009 as a result of the restructuring of our technical department and was partly offset by tariff increases. Such adjusted personnel expenses decreased from 3.0% of our total revenues in the fiscal year ended March 31, 2009 to 2.3% of our total revenues in the fiscal year ended March 31, 2010.

Depreciation and Amortization

Depreciation and amortization in relation to cost of services rendered reflect the charges made in relation to the network infrastructure and primarily include the depreciation of the network capitalized leased transponders and modems. Depreciation and amortization increased by T€ 36,650 or 17.8% to T€ 242,154 in the fiscal year ended March 31, 2010 from T€ 205,504 in the fiscal year ended March 31, 2009. In general, the increase in depreciation and amortization reflects the substantial investments made in our network since we actively began to upgrade our network. As we have substantially completed our network upgrade program, we expect our capital investment profile to stabilize and accordingly anticipate a decrease in depreciation and amortization as a percentage of revenue based on long-term considerations. Depreciation and amortization expenses increased from 15.0% of our total revenues in the fiscal year ended March 31, 2009 to 16.1% of our total revenues in the fiscal year ended March 31, 2010.

Other Cost and Expenses

Other cost and expenses in relation to cost of services rendered include copyright fees and other expenses which include IT-support, rent for technical infrastructure and other miscellaneous expenses. Copyright fees are generally based on a negotiated percentage of our Basic Cable subscription revenues. For the fiscal year ended March 31, 2010, other cost and expenses decreased by T€ 2,658 or 3.2% to T€ 81,564 compared to T€ 84,222 in the fiscal year ended March 31, 2009 primarily related to the restructuring in technical operations to our lease car fleet and related vehicle expenses declined by T€ 4,204 compared to the fiscal year ended March 31, 2009. These savings were partially offset by higher expenses for maintenance of technical equipment of T€ 1,975 in the fiscal year ended March 31, 2010. Other cost and expenses decreased from 6.1% of our total revenues in the fiscal year ended March 31, 2009 to 5.4% of our total revenues in the fiscal year ended March 31, 2010.

In total, cost of services rendered increased by T€ 39,941 or 5.7% to T€ 736,496 in the fiscal year ended March 31, 2010, compared to T€ 696,555 in the fiscal year ended March 31, 2009. The increase was related to issues discussed in the above sections.

Selling Expenses

Selling expenses are expenses incurred to support our sales and marketing effort with respect to our products and services and are divided into four categories and were for the fiscal year ended March 31, 2010 and 2009 as follows:

	Fiscal Year Ended March 31,
	2010	2009
	T€
Cost of Materials and Services	23,851	23,093
Personnel Expenses	84,341	84,949
Depreciation and Amortization	181,304	169,348
Other Cost and Expenses	159,183	148,232
Selling Expenses	448,679	425,622

Cost of Materials and Services

Cost of materials and services in relation to selling expenses is comprised of services related to the general distribution of our products and services, such as cost of external call centers and cost of subsidized CPE. Cost of materials and services increased slightly by T€ 758 from T€ 23,093 in the fiscal year ended March 31, 2009 to T€ 23,851 in the fiscal year ended March 31, 2010. Cost of materials and services remained relatively stable at 1.6% of our total revenues in the fiscal year ended March 31, 2010 and 1.7% in the fiscal year ended March 31, 2009.

Personnel Expenses

Personnel expenses within selling expenses include wages, salaries, social security costs and pension costs related to the sales, marketing and call center personnel as well as restructuring and non-cash expenses related to the MEP program. Personnel expenses in sales and sales related activities decreased by T€ 608 or 0.7% from T€ 84,949 in the fiscal year ended March 31, 2009 to T€ 84,341 in the fiscal year ended March 31, 2010. Personnel expenses adjusted for restructuring and the MEP increased by T€ 3,109 or 3.9% to T€ 83,685 in the fiscal year ended March 31, 2010, compared to T€ 80,576 in the fiscal year ended March 31, 2009 primarily due to tariff increases. We expect the primary driver of personnel expenses in the sales function will be RGU growth. However, given our recent restructuring activities in our call centers, we believe we can maintain a balance between internal and external agents to ensure high service levels and realize economies of scale. Adjusted personnel expenses decreased from 5.9% of our total revenues in the fiscal year ended March 31, 2009 to 5.6% in the fiscal year ended March 31, 2010.

Depreciation and Amortization

Depreciation and amortization in relation to selling expenses primarily includes the amortization of the customer list, capitalized costs of customer acquisition and CPEs. The amortization period for the capitalized customer acquisition costs depend on the product sold and is 8.5 years for our access products, which corresponds to the expected average life of the contracts, and primarily 12 months for our Premium-TV and Internet and Phone products, which corresponds to the fixed contract duration. Depreciation and amortization increased by T€ 11,956 or 7.1% to T€ 181,304 in the fiscal year ended March 31, 2010, compared to T€ 169,348 in the fiscal year ended March 31, 2009. This increase was primarily driven by an increased growth in our customer base and a full twelve month amortization period of the acquired Orion customer list in the fiscal year ended March 31, 2010 compared to only eleven months in the fiscal year ended March 31, 2009. Depreciation and amortization expenses remained relatively stable at 12.4% of our total revenues in the fiscal year ended March 31, 2009 and 12.1% of our total revenues in the fiscal year ended March 31, 2010.

Other Cost and Expenses

Other cost and expenses in relation to selling expenses primarily include advertising expenses, sales commissions, bad debt expenses, direct mailing costs and other items. In regard to our advertising and sales activities, we closely monitor the cost of acquiring a new customer and continue to see improvements of this performance indicator. In total, other cost and expenses within sales increased by T€ 10,951 or 7.4% to T€ 159,183 in the fiscal year ended March 31, 2010 from T€ 148,232 in the fiscal year ended March 31, 2009. Increases in bad debt expenses, consulting costs, sales commissions and other items were partially offset by a T€ 12,964 decrease in marketing and advertising expenses from T€ 45,988 in the fiscal year ended March 31, 2009 to T€ 33,024 in the fiscal year ended March 31, 2010. The blended cost per order for our key Basic Cable and Premium-TV products remained stable at € 60 in the fiscal years ended March 31, 2010 and 2009 respectively. In the fiscal year ended March 31, 2010 our cost per order for our Internet and Phone products declined to € 153 compared to € 171 in the fiscal year ended March 31, 2009. The decline in the cost per order for our Internet and Phone customers was a result of our efforts to closely monitor our advertising and sales activities when acquiring new customers and was driven by consistent efforts across all sales and marketing channels to minimize cost per order within each channel through efficiencies and to grow the relative share of the less expensive sales channels. Other cost and expenses declined slightly from 10.8% of our total revenues in the fiscal year ended March 31, 2009 to 10.6% of our total revenues in the fiscal year ended March 31, 2010.

General and Administrative Expenses

General and administrative expenses are comprised of expenses that are not directly allocated to cost of services rendered or to selling expenses. General and administrative expenses are divided into three categories and were for the fiscal year ended March 31, 2010 and 2009 as follows:

	Fiscal Year Ended March 31,
	2010	2009
	T€
Personnel Expenses	62,430	47,606
Depreciation and Amortization	26,707	27,802
Other Cost and Expenses	47,178	54,173
General and Administrative Expense	136,315	129,581

Personnel Expenses

Personnel expenses within general and administrative expenses include wages, salaries, social security costs and pension costs related to general and administrative personnel as well as non-cash expenses related to the MEP program and minor amounts of restructuring. Personnel expenses for our non-operating and non-sales related activities increased by T€ 14,824 to T€ 62,430 in the fiscal year ended March 31, 2010 from T€ 47,606 in the fiscal year ended March 31, 2009 which was primarily related to higher non-cash expenses in relation to the MEP of T€ 12,905. Excluding the impact of the MEP and restructuring, personnel expenses increased by T€ 2,159 or 4.7% over ongoing expenses in the fiscal year ended March 31, 2009 of T€ 46,123 to T€ 48,282 in the fiscal year ended March 31, 2010. Increased staff and a higher level of salaries were the drivers of the increase in the fiscal year ended March 31, 2010. Adjusted personnel expenses decreased slightly from 3.4% of our total revenues in the fiscal year ended March 31, 2009 to 3.2% of our total revenues in the fiscal year ended March 31, 2010.

Depreciation and Amortization

Depreciation and amortization within general and administrative expenses primarily reflects charges against our investments in the IT area, including software. Depreciation and amortization decreased by T€ 1,095 or 3.9% to T€ 26,707 in the fiscal year ended March 31, 2010 compared to T€ 27,802 in the fiscal year ended March 31, 2009. Depreciation and amortization expenses decreased slightly from 2.0% of our total revenues in the fiscal year ended March 31, 2009 to 1.8% of our total revenues in the fiscal year ended March 31, 2010.

Other Cost and Expenses

Other cost and expenses within general and administrative expenses primarily include consultants, IT support and, in the fiscal year ended March 31, 2009, the interim costs associated with the integration of the Orion Acquisition. Other cost and expenses decreased by T€ 6,995 or 12.9% from T€ 54,173 in the fiscal year ended March 31, 2009 to T€ 47,178 in the fiscal year ended March 31, 2010. The primary reason for such decrease was the termination of the service level agreements in relation to the Orion Acquisition accounting for T€ 9,456 in lower expenses to T€ 614 in the fiscal year ended March 31, 2010 compared to T€ 10,070 the same period in the prior year. This positive impact was partly offset by an increase in consulting expenses, primarily in relation to one-time IPO related expenses of T€ 2,701. Other cost and expenses decreased from 4.0% of our total revenues in the fiscal year ended March 31, 2009 to 3.1% of our total revenues in the fiscal year ended March 31, 2010.

Profit from Ordinary Activities

Profit from ordinary activities for the fiscal year ended March 31, 2010 increased substantially by T€ 57,977 to T€ 194,629 from T€ 136,652 for the fiscal year ended March 31, 2009. The increase in profit from ordinary activities was due to increased revenues and control over the growth in costs and expenses.

Interest Income

Interest income is derived from our bank deposits. In the fiscal year ended March 31, 2010 interest income increased by T€ 1,089 to T€ 4,601 from T€ 3,512 in the fiscal year ended March 31, 2009.

Interest Expenses

	Fiscal Year Ended March 31,
	2010	2009
	T€
Senior Notes.	82,123	78,465
PIK Loan	58,676	71,337
Senior Credit Facility	55,561	122,748
Amortization of Capitalized Finance Fees	20,739	12,594
Pensions	1,913	1,696
Finance Lease	1,808	2,437
Asset Retirement Obligations	1,234	1,144
Interest Hedge	94	4,324
Currency Hedge	-3,057	6,941
Other	3,086	3,141
Total Interest Expenses	222,178	304,827

Interest expenses decreased considerably by T€ 82,649 or 27.1 % to T€ 222,178 for the fiscal year ended March 31, 2010 from T€ 304,827 in the fiscal year ended March 31, 2009 as a result of lower interest expenses on the Senior Credit Facility and the PIK Loan due to generally lower interest rate levels and to a lesser extent by lower utilization of the Revolving Credit Facility than in the same period of the prior year. The interest on the PIK Loan is paid in kind through making new PIK Loans under the same terms and conditions every six months.

The decrease in interest expenses on the Senior Credit Facility and PIK Loan were partly offset by an increased effective interest rate on the Senior Notes from approximately 10.2% to approximately 11.2%. From December 2008 onwards, we acquired on a forward basis currency derivatives to effectively extend the existing foreign exchange swaps which matured in July 2009 and were related to our Dollar Senior Notes. The new swap agreements run through July 2011. These swaps are currently not part of a hedge accounting relationship but might be in the future. Therefore net gains or losses in fair values are recognized as interest expenses.

Outstanding interest bearing indebtedness as of March 31, 2010 increased by € 65 million to € 3,137 million from € 3,072 million as of March 31, 2009 due to an increase of the principal amount of the PIK Loan resulting from the accretion of interest. We constantly monitor our net financial debt which declined from € 2,996 million as of March 31, 2009 to € 2,821 million as of March 31, 2010. Net financial debt consists of non-current financial liabilities less cash and cash equivalents.

Accretion or Depreciation on Investments and Other Securities

In the fiscal year ended March 31, 2010 no income was recorded compared to an income of T€ 76 for the fiscal year ended March 31, 2009 for accretion or depreciation on investments and other securities.

Income from Associates

The recurring Income from Associates, which was adjusted by one-time effects of T€ 12,080 due to the sale of our minority shareholding in Kabel-Service Berlin GmbH, a Level 4 network operator in the fiscal year ended March 31, 2009, increased from T€ 1,972 in the fiscal year ended March 31, 2009 by T€ 1,420 to T€ 3,392 as of the fiscal year ended March 31, 2010.

Loss before Taxes

Loss before taxes decreased substantially by T€ 130,979 to T€ 19,556 for the fiscal year ended March 31, 2010 from T€ 150,535 in the fiscal year ended March 31, 2009. This improvement was primarily related to the increase in profit from ordinary activities and the decrease in interest expenses.

Benefit/Taxes on Income

Tax expenses were T€ 25,788 for the fiscal year ended March 31, 2010 compared to a tax benefit of T€ 6,240 for the fiscal year ended March 31, 2009. For the fiscal year ended March 31, 2010, taxes were comprised of current tax expenses of T€ 30,354 and deferred tax benefit of T€ 4,566. For the fiscal year ended

March 31, 2009, taxes were comprised of current tax expenses of T€ 12,115 and deferred tax benefit of T€ 18,355. The increase in current tax expenses primarily resulted from the significant increase in taxable income especially for trade taxes at KDVS’ level in the fiscal year ended March 31, 2010 compared to the prior year period.

Net Loss for the Period

For the fiscal year ended March 31, 2010, a net loss for the period was recorded in the amount of T€ 45,343 compared to T€ 144,295 for the fiscal year ended March 31, 2009. The reduction in net loss is primarily related to the increase in profit from ordinary activities and the decrease in interest expenses, in part offset by an increased tax expense.

Adjusted EBITDA

Adjusted EBITDA increased by T€ 88,539 or 15.5 % to T€ 659,119 in the fiscal year ended March 31, 2010 from T€ 570,580 for the fiscal year ended March 31, 2009. The increase primarily related to the growth in Adjusted EBITDA from the Internet and Phone segment and from increased subscription revenues from Premium-TV.

	Fiscal Year Ended March 31,
	2010	2009
	T€
Profit from Ordinary Activities	194,629	136,652
Depreciation and Amortization	450,166	402,654
MEP related non-cash Expenses	15,669	2,063
Restructuring (Income)/Expenses	-4,045	29,211
IPO related expenses	2,701	n/a

Adjusted EBITDA	659,119	570,580

Adjusted EBITDA Margin in %	43.9	41.6

Our Adjusted EBITDA margin increased to 43.9 % in the fiscal year ended March 31, 2010 from 41.6 % in the fiscal year ended March 31, 2009, primarily as a result of an increase in the Adjusted EBITDA margin of the Internet and Phone and the Premium-TV segment, which had a positive impact on the overall Adjusted EBITDA margin.

Cash flows for the Fiscal Year ended March 31, 2010 compared to the Fiscal Year ended March 31, 2009

As of March 31, 2010, the cash and cash equivalents balance amounted to T€ 271,345 and we had € 325.0 million credit available under our Revolving Credit Facility.

The following table shows a condensed version of our cash flows for the periods ended March 31, 2010 and 2009:

	Fiscal Year Ended March 31,
	2010	2009
	T€
Cash flows from Operating Activities	648,705	668,279
Net Cash used in Investing Activities	-269,153	-884,217
Cash flows from Financing Activities	-160,310	251,849

Change in Cash and Cash Equivalents	219,242	35,911
Valuation adjustments on Cash and Cash Equivalents	0	76
Cash and Cash Equivalents at the beginning of the period	52,103	16,116
Cash and Cash Equivalents at the end of the period	271,345	52,103

Cash flows from Operating Activities

Our net cash flow from operating activities in the fiscal year ended March 31, 2010 decreased by T€ 19,574 to T€ 648,705 from T€ 668,279 in the prior corresponding period. The reduction in our net cash from operating activities compared to the prior year is primarily due to a one-time effect concerning the integration of the Orion

Acquisition resulting in a change of billing date for annual payers from July to January and accordingly a higher change in deferred income in the fiscal year ended March 31, 2009. Additionally we accrued provisions as of March 31, 2009 which were mostly utilized in the fiscal year ended March 31, 2010. This effect was partly offset by an increase in adjusted EBITDA.

Cash flows from Investing Activities

Our net cash used in investing activities decreased by T€ 615,064 or 69.6 % to T€ 269,153 for the fiscal year ended March 31, 2010 from T€ 884,217 for the fiscal year ended March 31, 2009. The decrease was primarily due to the Orion Acquisition and, to a lesser extent, for acquisitions of other Level 4 assets which led to cash out flow of T€ 527,827 in the fiscal year ended March 31, 2009. T€ 327,178 was invested in our business in the fiscal year ended March 31, 2010. Of the funds invested in our business, we estimate that T€ 232,903 was directly related to the new subscribers acquired and connected to our network and the remaining T€ 94,275 was invested in the expansion of the network and investment in software systems and websites to better serve our customers. Our capital expenditures amounted to 21.8 % of our total revenues for the fiscal year ended March 31, 2010 compared to 27.2 % for the fiscal ended March 31, 2009.

Cash flows from Financing Activities

Net cash used in financing activities was T€ 160,310 in the fiscal year ended March 31, 2010, compared to net cash provided from financing activities of T€ 251,849 in the fiscal year ended March 31, 2009.

The full amount of Tranche C in the amount of T€ 535,000, which was used for the Orion Acquisition, was included in the cash flows from financing activities in the fiscal year ended March 31, 2009. In the fiscal year ended March 31, 2009, T€ 60,000 of net proceeds from the Revolving Credit Facility were repaid and T€ 206,913 was used to pay interest and transaction costs. In the fiscal year ended March 31, 2010 no additional Revolving Credit Facility borrowings or repayments were made. Payments of interest and transaction cost amounted to T€ 179,170. Net cash payments received from and paid to shareholders amounted to T€ 27,718 in the fiscal year ended March 31, 2010, of which T€ 29,302 were net payments from shareholders and T€ 1,586 were dividends paid to minority shareholders of companies acquired in the Orion Acquisition. During the fiscal year ended March 31, 2009, cash payments to shareholders amounted to T€ 8,009 of which T€ 1,109 were dividends paid to minority shareholders of companies acquired in the Orion Acquisition.

Capital Expenditures

Capital expenditures consisting of cash paid for investments in intangible assets and property and equipment, as well as acquisitions amounted to T€ 273,293 in the fiscal year ended March 31, 2010. Total capital expenditures were comprised of T€ 327,178 of investments in property, equipment and intangible assets, less T€ 58,571 received as a subsequent purchase price reimbursement with respect to the Orion Acquisition. The investments in property and equipment amounted to T€ 248,483. Capital expenditures related to IT systems, subscriber acquisition costs, licenses, software and intangible assets amounted to T€ 78,695. T€ 179,464 of total capital expenditures can be allocated to our Internet and Phone business, in particular to the upgrade of the network, segmentation, the installation of modems and customer acquisition.

Opportunity- and Riskreport

Risk Management System

Risk Management means the collectivity of all organizational rules and measures to identify risks and the handling of those risks which are compliant with the management strategy.

The risk management system is an integral component of all processes within our organization. It is designed to assist in identifying unplanned developments as early as possible so they can be actively controlled by management.

Our risk environment can change quickly and unexpectedly as a result of various influences. It is therefore necessary to be able to react quickly to try to ensure that no situation can cause substantial damage to the existence or have long-term impact on assets, financial position and earnings.

In general, the operating units are responsible for the identification and the taking of risks. Therefore, all managers perform an additional task as risk managers, this means they have the authority for risk responsibility and monitoring the risks. The system is supported by the central risk management unit which carries out risk controlling. The segregation of duties is ensured.

Risk controlling has process responsibility and produces the quarterly reports for the Management Board which enable detailed assessment and full transparency of the risk situation. In addition to the regular standard reporting immediate reporting is put in place if the early warning system shows a certain risk measure to exceed a critical value or if special circumstances demand investigations. Furthermore, risk controlling is responsible for the continuous development of the risk management system and for setting organization-wide standards. Risks which overlap departments are also monitored here.

Within the framework of the in-house risk management system the below mentioned risks are monitored closely in order to act with measures if necessary.

Internal Control Systems relating to Accounting

The meanings of an internal control system are the principles, procedures and measures – implemented by the management board – which are concentrated on the organizational realization of the decisions of the management:

•	for the assurance of effectiveness and profitability of business operations (including the protection of assets and the prevention and exposure of economic loss)

•	for the correctness and reliability of internal and external accounting

and

•	for the compliance of legal regulations which are decisive for the Group.

The Group uses an internal control system to ensure correct accounting. This guarantees prompt, standardized, correct and complete accounting and processing of business processes and transactions as well as the adherence to legal standards. Changes to accounting regulations are continually checked for relevance to and effects upon the Group financial reports and where necessary the internal guidelines and systems are amended accordingly. The organization of the internal control system includes organization and technical measures e.g. agreement processes, automatic checks for plausibility, separation of functions as well as the adherence to guidelines and regulations.

The internal control system is based on the COSO framework (Committee of the Sponsoring Organizations of the Treadway Commission) and the COBIT framework (Control Objectives for Information and Related Technology). Within the Group, all control-relevant business processes are part of a central IT system and are represented transparently. In addition, regular checks are made on those responsible for controls and processes.

Regarding the accounting process we consider those characteristics within the internal control and risk management system as essential, which influence the financial accounting and the overall statement of the annual financial statement significantly, including the management report. These are especially the following elements:

•	Identification of the essential risk fields and control area relevant for the billing process,

•	Monitoring controls for the supervision of the accounting process and its results on management board and strategic business segment level,

•

Preventative control measures in Finance as well as in operational, business performance related Group processes, which generate essential information for the compilation of the annual financial report, including the review of the economic situation and including a separation of function and predefined approval processes in the relevant departments,

•	Measures which secure the correct computer based processing of issues and data related to billing,

•	Measures for the monitoring of internal control and risk management systems related to billing.

Furthermore, the Internal Audit department is an important function within the Group control system. As part of its risk-oriented audits it also examines among others accounting-relevant processes and reports its findings.

The monitoring and definition of the internal control system is also a duty of the audit committee.

In general it can be said that an internal control system cannot give complete security that incorrect statements in external accounting will be uncovered.

Risks

Risks Relating to our Industry

We operate in highly competitive industries, and competitive pressures could have a material adverse effect on our business.

The cable and telecommunications markets in Germany are exposed to considerable price and margin pressure.

We may not achieve our growth prospects if a continued increase in demand for cable and telecommunications products and services in Germany does not materialize.

Risks Relating to our Business

Failure to control customer churn, including the decline in our number of cable subscribers, may adversely affect our business and financial results.

We may not be able to renew our existing contracts with housing associations and Level 4 network operators upon their expiration on commercially attractive terms, if at all, or attract new subscribers by entering into new contracts with housing associations and Level 4 network operators.

If we fail to continue existing products or introduce and establish new or enhanced products and services successfully, our revenues, margins and cash flows could be lower than expected.

Our business is subject to rapid changes in technology and if we fail to respond to technological developments, our business may be adversely affected.

Failure to maintain and further develop our cable network or make other network improvements could have a material adverse effect on our operations and impair our financial position.

The switch-off of analog satellite signals or of entire channels might adversely affect our business.

We do not have guaranteed access to programs and are dependent on agreements with certain program providers, which may adversely affect our profitability if we are unable to extend the contracts on comparable terms and conditions.

Failure to reach agreement with collecting societies for copyright fees may adversely affect our business.

The occurrence of events beyond our control could result in damage to our central systems and service platforms, including our digital playout facility, and our cable network.

The security of our encryption system was compromised by illegal piracy and may in the future again be compromised by illegal piracy, which may adversely affect our business and profitability.

Sensitive customer data is an important part of our daily business and leakage of such data may violate laws and regulations which could result in fines, loss of reputation and customer churn and adversely affect our business.

We are subject to risks from legal and arbitration proceedings, e.g. we are subject to significant government regulation, which may increase our costs and otherwise adversely affect our business.

The Federal Network Agency (“FNA”) has determined that we have significant market power in certain TV signal delivery markets with respect to the regions in which we operate, and has imposed certain obligations on us which might adversely affect our business and profitability.

Risks Relating to our Financial Profile

Our substantial debt and our dependence on changing market interest rates could adversely affect our financial health and our ability to raise additional capital to fund our operations.

Our debt agreements contain restrictions that could limit our flexibility in operating our business.

Our ability to generate cash depends on many factors beyond our control, and we may not be able to generate cash required to service our debt.

We have a history of net losses and may report losses in the future, which may adversely affect our business and our ability to engage in financings in the future.

We are exposed to foreign exchange risk that may adversely affect our financial condition and results of operations.

In summary, we can determine that the existence of Group was at no time under threat. Furthermore, we presently have no knowledge of any other developments which could pose such a threat to the existence, the assets, the financial situation and profits of Group.

We identify the overall risk situation of the Group as controlled and sustainable.

Opportunities

Our Group operates in a large and highly attractive european geographic area. We are the largest cable television service provider in terms of subscribers, revenues and homes passed in Germany. Our network coverage area comprises 13 of the 16 German federal states, including the metropolitan areas of the three largest German cities, Berlin, Hamburg and Munich. As of December 31, 2008, the states in which we operate had a population of 47.3 million and 23.6 million homes and they accounted for more than half of Germany’s gross domestic product (“GDP”), which, on a standalone basis, would constitute the fifth largest economy in the European Union in terms of GDP (Source: Statistisches Jahrbuch 2009; Euromonitor). We believe the scale of our operations in combination with our network ownership provides us with a significant advantage to disproportionately benefit from growth opportunities in our market.

The German market offers significant growth opportunities for the cable sector. The German broadband Internet access market has grown rapidly over the last five years. Despite this rapid growth, broadband Internet penetration in Germany was estimated at 63 % as of December 31, 2009, which was below the broadband Internet access penetration of the most penetrated Western European countries, such as The Netherlands (84%), Denmark (83%), Sweden (79%) and Switzerland (78%) for the year-end 2009 (Source: Euromonitor). We believe that, due to its competitive advantage, the German cable distribution technology will continue to attract broadband Internet access customers from other distribution technologies such as DSL. The German premium TV market has historically been underdeveloped. We also expect that going forward, we will benefit from further growth potential in our TV business as we continue our roll-out of DVRs and expand our Premium TV services with the launch of HDTV programming and VoD.

Our core Basic Cable business generates predictable and relatively stable cash flows from operating activities. Cable is the leading TV distribution platform in Germany, with 52.8 % of German homes receiving TV signals via cable as of June 2009 (Source: Digital report TNS infratest, ALM/ZAK (July 2009)). We believe this percentage has remained largely unchanged since 2003 despite the introduction of alternative distribution platforms such as digital terrestrial television broadcast and television via Internet. This stability combined with relatively low churn rates in the core segments of our Basic Cable business and our predictable cost base and capital expenditures have led to relatively stable cash flows from operating activities.

We have a large, underpenetrated customer base and network coverage area. Despite the strong growth we have experienced over the last three years, both our total ratio of RGUs per subscriber of 1.35 (as of March 31, 2010) and our monthly ARPU per subscriber at € 12.13 (for the fiscal year ended March 31, 2010) are low compared to other cable operators in other countries due in part to the relatively late roll-out of our New Services. Going forward, our product offerings of Basic Cable, Premium TV, broadband Internet and fixed-line phone services provides us with the opportunity to cross-sell and up-sell our New Services to existing and new customers. We believe that our triple play offering, which is currently marketed to 75.5 % of our homes passed within our upgraded network coverage area, significantly enhances our ability to attract new customers.

We operate Germany’s second largest media and telecommunications network with superior technology and bandwidth advantage. We believe that the size and reach of our cable network positions us well in the converging media and telecommunications markets. Our control over the local loop last mile provides us with increased flexibility in product design and delivery, time-to-market advantages and certain cost advantages relative to operators without their own local loop. Our upgraded cable network has the capacity to transmit analog and digital TV broadcasting signals in parallel with providing broadband Internet, phone and other interactive services to multiple users per household. We believe that with the support of our high quality network we will continue to benefit from increased broadband Internet penetration and the migration of customers to HDTV and interactive TV applications. As we further implement DOCSIS 3.0, our network will have the ability to consistently deliver broadband speeds of 100 Mbit/s or potentially faster, which is twice the speed of standard VDSL. We therefore expect to maintain our current price/performance leadership position for the foreseeable future.

We benefit from scalable economics with a largely fixed cost structure and success-based capital expenditures. We believe our network ownership and large subscriber base allow us to operate on a lower cost basis than many of our German peers, in particular those that lease access line services from or resell services of Deutsche Telekom. Certain of our cost elements, such as a significant portion of our network operations, sales and administrative costs, are fixed, which allows us to generate high incremental returns as we grow our business. Since our network also serves as the platform for our broadband Internet and fixed-line phone products, we benefit from the incremental economics of additional products and services that are delivered over a shared asset base. This is validated by the fact that since the launch of our New Services in March 2006, our Adjusted EBITDA margin increased from 35.0 % for the fiscal year ended March 31, 2007 to 43.9 % for the fiscal year ended March 31, 2010, despite continued investments in our sales, marketing and service capabilities. We expect that the marginal profitability of our New Services will continue to exceed the profitability of the rest of our business. As we have largely completed the upgrade of our network, we expect the majority of our future capital expenditures to be customer and success driven and thus directly linked to incremental RGU and revenue growth.

Our management team has significant experience in the cable, television and telecommunications industries in Germany, with a proven track record in both of these industries and of increasing productivity and reducing costs, of making strategic acquisitions and of developing and maintaining strong customer relationships. Our Chief Executive Officer joined us in May 2007 and has held senior executive positions in the information and communication industry for 20 years, including Siemens Business Services and Fujitsu Siemens Computers. Our Chief Financial Officer has more than 14 years of experience in the German cable sector, serving as Chief Financial Officer at PrimaCom AG and its predecessor, KabelMedia GmbH, prior to joining us in 2003. Our Chief Operating Officer has extensive experience in the German media sector, having held various positions within the German media-company Kirch Group before joining us in 2003. Our Chief Marketing Officer joined us in 2007 from Swiss cable operator Cablecom Holdings GmbH, where he was responsible for marketing and sales of its consumer business as well as the product areas.

Disclosures pursuant Section 315 para. 4 of the German Commercial Code (“HGB”– Handelsgesetzbuch)

The provide information under Section 315 para. 4 HGB required is as follows:

Description and Composition of the Subscribed Capital:

The subscribed capital of KDH AG amounts to € 90,000,000 and is divided into 90,000,000 no-par value bearer shares with a pro rata amount of the share capital of € 1.00 each. The capital is fully paid in.

There are no different types of shares; all shares are associated with the same rights and duties, which in particular arise under Sections 12, 53a, 188 ff. and 186 German Stock Corporation Act (Aktiengesetz, “AktG”). A demand by the shareholders for the securitization of their shares is precluded under Section 4 para. 3 of the Articles of Association. Every share confers one vote at the Shareholders’ Meeting. The shareholders’ share in the earnings of the company shall be determined in accordance with their share in the share capital (Section 60 AktG).

Restrictions that Affect Voting or the Transfer of Shares

Certain shares that were acquired by members of the management (Management Board and certain additional executives) in connection with a management participation program and which are now held either directly or indirectly, shall be subject to a prohibition on alienation under private law to the banks (lock up) that were involved in going public for a period of up to one year after acceptance of the stock exchange listing, that is until March 22, 2011.

Direct or Indirect Participations in Capital that Exceed 10% of the Voting Rights.

Under the German Securities Trading Act (Wertpapierhandelsgesetz) every investor who exceeded or met a certain percentage of voting rights of the company, through acquisition, sale or any other means, shall disclose this to the company and to the Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht). The lowest threshold for this duty to disclose is 3%.

According to the information known to the company and based on the reports to the company described above, there is only one direct participation in the equity of the company that exceeds 10% of the votes: LuxCo has informed KDH AG by mandatory notification dated March 25, 2010 that it holds 61.67% of the shares of KDH AG. Further transactions with no mandatory notification led to a change of the shares from 61.67% to 60.37%.

Holders of Shares with Special Rights that confer Controlling Powers

There are no shares with special rights that confer controlling powers.

Type of Voting Control when Employees have a Share in the Equity and do not Exercise their Rights of Control Directly

To the extent that employees participate indirectly in the equity of the company in connection with a management participation program at the company, they shall exercise their right to vote only indirectly. This exercise of voting rights shall be undertaken through an intermediate affiliated company, Cayman Cable Holding L.P., a company established and existing under the law of the Cayman Islands, which in turn holds an interest in Cable Holding S.A. Luxemburg and thus an indirect interest in the company.

The majority shares in Cayman Cable Holding L.P. are held by various funds of the Providence Group, which thus is able to make decisions regarding the exercise of the voting rights at Cable Holding S.A. Luxemburg and thus indirectly also over the exercise of the voting rights of Cable Holding S.A. Luxemburg at the company.

Appointment and Removal of the Board of Management, Amendments of the Articles of Association

The appointment and removal of the members of the Management Board is regulated in Sections 84, 85 AktG as well as in Section 31 (Mitbestimmungsgesetz, MitbestG). Under these provisions members of the Management Board shall be appointed by the Supervisory Board for a maximum period of five years. A re-appointment or an extension of the term of office is also permissible for five years at the most. Under Section 31 MitbestG a majority of at least two-thirds of the members of the Supervisory Board is required for the appointment of members of the Management Board. If an appointment does not occur in accordance with this, the Arbitration Panel of the Supervisory Board shall make a recommendation for the appointment within one month after the voting. The Supervisory Board shall then appoint the members of the Management Board with a majority of the votes of its members. If an appointment still does not occur in accordance with this, then the chairman of the Supervisory Board shall have two votes in the next voting.

According to the Articles of Association, the Management Board of KDH AG shall consist of one or more persons. The Supervisory Board shall determine the actual number of members of the Management Board. The Supervisory Board has appointed a chairman of the Management Board (and a deputy chairman). The Supervisory Board has established rules of procedure for the Management Board and in particular, stipulated in these rules transactions which require the approval of the Supervisory Board. Both have been undertaken by the Supervisory Board of KDH AG. The Supervisory Board has a quorum when at least half of the members from which it shall be constituted in total, participate in the passing of a resolution. To the extent that the law does not compel something different, resolutions by the Supervisory Board shall be made by a simple majority of the votes cast.

In case of amendments of the Articles of Association, Sections 179 ff. AktG shall be observed. The Shareholders’ Meeting shall make the decision regarding amendments to the Articles of Association (Sections 119 para. 1 no. 5, 179 para. 1 AktG). The resolution must be passed by at least three-quarters of the share capital that is represented at the adoption of the resolution. The Articles of Association can designate a different controlling interest (higher and lower) and impose additional requirements. However, the Articles of Association of KDH AG do not provide for such features.

The German Stock Corporation Act contains special regulations (Sections 182 to 240 AktG) for amendments of the Articles of Association in the event of increasing or reducing the share capital. Under these regulations in principle the Shareholders’ Meeting makes the determinations regarding capital measures. It can authorize the Management Board to undertake certain (capital) measures within the framework set up by the Shareholders’ Meeting (existing authorizations of KDH AG are set forth below). In all cases a resolution by the Shareholders’ Meeting is required which must be passed by a majority of at least three-quarters of the share capital that is represented at the adoption of the resolution. The Articles of Association of KDH AG likewise do not provide for different (in particular, higher) majorities or additional requirements for these resolutions.

The Supervisory Board shall be authorized to resolve on amendments to the Articles of Association that relate only to their wording.

Powers of the Board of Management, in particular with respect to the Possibility of Issuing or Redeeming Shares

Authorized Capital

By shareholder resolution dated February 19, 2010 the Management Board is authorized, subject to the approval of the Supervisory Board, to increase the share capital of the company until February 18, 2015 by issuing up to 45,000,000 new no-par value bearer shares against cash and/or contributions in kind once or several times up to a total amount of T€ 45,000, whereby the subscription rights of the shareholders can be excluded (Authorized Capital 2010/I). In principle the new shares are to be offered for subscription to the shareholders; they can also be subscribed to by credit institutions or business enterprises within the meaning of Section 186 para. 5 sentence 1 AktG with the obligation to offer them for subscription to the shareholders.

However, the subscription rights of the shareholders can be excluded wholly or in part in the following cases:

(i)	The Management Board is, subject to the approval of the Supervisory Board, authorized to exempt fractional amounts from the shareholder’s subscription rights.

(ii)	In addition to this, the Management Board is, subject to the approval of the Supervisory Board, authorized to exclude the shareholders’ subscription rights in the case of capital increases against contributions in kind for the purpose of the (also indirect) acquisition of companies, divisions of companies, interests in other companies or other assets.

(iii)	The Management Board is, subject to the approval of the Supervisory Board, further authorized to preclude the shareholders’ subscription rights if the new shares are issued against cash contributions and the issue price is not significantly lower than the stock exchange price of the shares of the company already listed at the time of the final determination of the issue price, which should be made at a point in time as close to the placement of the shares as possible, and the calculated pro rata amount attributable to the new shares does not exceed in total the threshold of 10% of the share capital of the company either at the effective date of this authorization or at the time of the exercise of this authorization. Any shares shall count towards this limit that (a) are issued or sold during the duration of this authorization subject to the exclusion of the shareholders’ subscription rights in direct or analogous application of Section 186 para. 3 sentence 4 AktG, as well as those (b) that are issued or can be issued for servicing subscription rights or for the performance of conversion obligations arising from convertible bonds and/or warrant bonds, profit participation rights and/or income bonds (and/or any combination of these instruments) (together “bonds”) to the extent that the bonds are issued after the effective date of this authorization in analogous application of Section 186 para. 3 sentence 4 AktG with the exclusion of the shareholders’ subscription rights.

(iv)	The Management Board is, subject to the approval of the Supervisory Board, authorized to exclude the subscription rights of the shareholders (a) to the extent necessary in order to be able to confer new non-par value bearer shares to the holders and/or creditors of bonds which are issued by the company or by a company in which the company holds a direct or indirect interest (“Affiliated Companies”) upon their exercise of conversion or option rights or the performance of a conversion obligation, as well as (b) also to exclude to the extent necessary in order to confer a subscription right to new shares on holders of conversion and/or option rights, and/or creditors of convertible bonds with conversion obligations that were or will be issued by the company or affiliated companies in the scope to which they would be entitled as shareholders following the exercise of the option or conversion rights and/or following the performance of the conversion obligations.

The Management Board is authorized to determine the further details of the capital increases from the Authorized Capital 2010/I and their implementation subject to the approval of the Supervisory Board.

The Supervisory Board is authorized to amend the wording of the Articles of Association of the company after the full or partial implementation of the increase in the share capital out of the 2010/I Authorized Capital and after expiration of the authorization period in accordance with the scope of the capital increase(s) from the Authorized Capital 2010/I.

Authorized but Unissued Capital

The share capital of the company is contingently increased by the resolution of the Shareholders Meeting of March 15, 2010 by T€ 45,000 (Contingent Capital 2010/I) by the issue of up to 45,000,000 new no-par value bearer shares. The authorized but unissued capital serves to confer shares to owners/creditors of convertible bonds and warrant bonds in accordance with the authorization of March 15, 2010.

Treasury Shares

By resolution of the Shareholders Meeting dated March 15, 2010 the Management Board is, subject to the approval of the Supervisory Board, authorized to acquire until March 14, 2015 treasury shares in a volume of up to 10% of the share capital existing at the time of the adoption of the resolution (this corresponds to 9,000,000 shares). An acquisition for the purpose of trading in treasury shares is excluded. Shares purchased on the basis of this authorization together with other shares of the company that the company has purchased and still owns at the time of the acquisition shall not represent more than 10% of the share capital.

The authorization can be utilized at one time or in installment amounts, once or a number of times, by the company, but also by dependent companies or companies under majority ownership of the company or by third parties who are acting for the account of the company or of dependent companies or companies under majority ownership of the company.

The acquisition can be effected through the stock exchange or by means of a public offer to all shareholders. In the event of an acquisition via the stock exchange the purchase price (without related ancillary costs) may not exceed or undercut by more than 20% the stock exchange price calculated on the trading day by means of the opening sales in XETRA trading (or an analogous successor system).

In the event of an acquisition of shares by means of a public offer, the purchase price offered or the limits of the purchase price range per share (without related ancillary costs) may not exceed or undercut by more than 20% the stock exchange closing rate in XETRA trading (or an analogous successor system) on the third stock exchange trading day prior to the day of the public announcement of the offer. If after the publication of the public offer significant fluctuations in the prevailing price occur, then the offer can be adjusted. In this case a possible adjustment will be tailored to the price on the third stock exchange trading day prior to the public announcement.

The volume of the offer can be limited. To the extent that the total subscription exceeds the set volume, acceptance must be effected according to quota. Preferential acceptance of small numbers of up to 1,000 tendered shares per shareholder can be provided.

Moreover, in addition to sale through a stock exchange or via an offer to all shareholders, the Management Board is authorized to utilize the shares acquired on the basis of this authorization as follows:

(a)	They can be called in without the calling in or its implementation requiring a further Shareholders’ Meeting resolution.

(b)	With the approval of the Supervisory Board they can be offered to third parties against in-kind contributions in connection with company mergers or for the purpose of (also indirect) acquisition of companies, divisions of companies, interests in companies or other assets and be transferred to these third parties.

(c)	With the approval of the Supervisory Board they can be sold to third parties against cash payment if the price at which the shares will be sold is not significantly lower than stock exchange price (without the ancillary cost of acquisition) of the company’s shares at the time of the sale; the stock exchange price of the company’s shares in the XETRA trading system (or an analogous successor system) at the time of setting the sales price shall be deemed to be relevant.

Shares sold on the basis of this authorization may in total not exceed the upper limit for the simplified subscription rights preclusion of 10% of the share capital, neither at the time of the effective date nor at the time of the exercise of this authorization. Included in this number are shares of the company that are issued by the company during the term of this authorization with the exclusion of the subscription rights of the shareholders in direct or analogous application of Section 186 para. 3 sentence 4 AktG. Moreover, included in this number are shares that are issued or can still be issued to service conversion or option rights and/or conversion obligations to the extent that the bond that brings about a corresponding conversion or option right and/or is the basis for a corresponding conversion obligation was issued during the term of this authorization in accordance with this provision precluding the shareholders’ subscription rights.

(d)	With the approval of the Supervisory Board they can be used to service option and conversion rights or conversion obligations arising out of obligations that are issued by the company or an affiliated company. The above authorizations for the use or recall of treasury shares can be made use of in one action or in instalments, once or a number of times, individually or jointly.

The shareholders’ subscription rights to purchase treasury stock are excluded to the extent that these shares will be utilized in accordance with the above authorizations under letters (b) to (d).

Essential agreements by the company that are subject to the condition of a change of control as a result of a takeover offer

Mandatory prepayments of the Senior Credit Facility are required (i) in full upon a change of control (generally triggered if a person or group other than Providence or its affiliates gains control of more than 30% of the total voting rights of the Company), or a sale of substantially all assets or the businesses, (ii) in part from the receipt of proceeds from certain third parties, including in connection with asset sales.

Mandatory prepayments of the PIK Loan are required in case of (i) a change of control and (ii) receipt of proceeds from certain asset sales. We are also entitled, at our option, to prepay the PIK Loan, in whole or in part, at any time without penalty. The agreement governing the PIK Loan provides for events of defaults which, if any of them occurs, would permit or require the principal of and accrued interest on the PIK Loan to become or to be declared due and payable.

Indemnity agreements of the Company, which have been made in case of a takeover offer with the members of the Management Board or the employees

There are no such agreements.

Compensation report

Basic Principles of the Compensation System for the Management Board and Supervisory Board

The following compensation report summarizes the basic principles of the compensation system for the Management Board and Supervisory Board of KDH AG that was used to determine the compensation of the Management Board and Supervisory Board in the past fiscal year, as well as the imminent changes to the compensation system.

I.    Compensation of the Management Board

In fiscal year 2009/2010 members of the Management Board received no compensation from KDH AG. Rather, they continued to receive compensation from KDG on the basis of their managing director’s service agreements with KDG. These compensation payments were also in settlement of services rendered as members of the Management Board of KDH AG. This situation is transitory in nature and resulted from the initial public offering of KDH AG. In the course of fiscal year 2010/2011, the managing director’s service agreements with KDG will be fully replaced by executive board member’s service agreements with KDH AG, as a result of which members of the Management Board will from that point on only receive compensation directly from KDH AG.

The compensation received by the Management Board from KDG comprises a fixed monthly salary, a variable annual bonus, and contractual benefits. In addition, KDG makes employer contributions to a corporate pension plan.

In addition, members of the Management Board participate in long-term management equity participation programs (“MEP”) offered by the Group’s parent company (Cayman Cable Holding L.P.). On the basis of such MEPs the members of the Management Board had in the past been granted interests and options – in part via shareholdings in intermediate companies – in Cayman Cable Holding L.P. In the past fiscal year no further interests or options were granted to the members of the Management Board on the basis of the MEPs. The option programs were discontinued in the course of the past fiscal year.

Annual bonus

The amount of the annual bonus depends on the extent to which certain company-specific performance targets and personal performance targets are reached. If targets are 100% reached, the annual bonus is equal to the agreed target bonus in the amount of 80% of the fixed salary. If targets are 70% reached, a bonus in the amount of 10% of the target bonus is paid. If targets are less than 70% reached, no bonus is paid. The annual bonus is limited to 150% of the target bonus.

The company-specific performance targets and personal performance targets are defined by the Supervisory Board of KDG in agreement with members of the Management Board at the beginning of each fiscal year. For the past fiscal year, the following parameters were used to define company-specific performance targets: EBITDA, revenues from Basic Cable and New Services, EBITDA minus capital expenditures, and net working capital. The extent to which targets have been reached is calculated and determined by the Supervisory Board at the end of each fiscal year on the basis of the actual operating results.

Contractual Benefits

In addition, members of the Management Board are entitled to standard (incl. non-cash) benefits, including use of a company car, D&O insurance, life insurance, and employer contributions to health insurance plans and, in some cases, a housing allowance or reimbursement for fees of tax advisors.

Payments in the event of termination/retirement

In addition, members of the Management Board acquire vested pension rights under a pension plan with KDG.

The pension agreement with each member of the Management Board provides for a right to lifelong pension payments to the retired board member or his surviving family members in the event that the board member reaches the age of 65, in the event of permanent disability, or in the event of death.

If a board member reaches normal retirement age, payments are made from a capital account plan funded by annual contributions, the amounts of which depend on the annual fixed salary and age of the board member. The amount of the annual contributions is equal to 2.5% of the annual fixed salary, plus 9% of any amount of the annual fixed salary in excess of the income limit for public pension contributions, multiplied by an age-dependent factor. The total amount of contributions paid into the capital account plan represents the pension benefit balance.

Payments from the capital account may involve cash payment (lump sum payment or instalment payments) or annualized payment of the pension benefit balance available at the time of retirement, permanent disability, or death.

In the event of disability pension benefits are equal to 100% of the pension benefit balance available at the time of disability. In the event of death, the surviving spouse is entitled to 100% of the pension benefit balance. If there is no surviving spouse, children under the age of 27 are entitled to 100% of the pension benefit balance in equal shares.

If a member of the Management Board leaves the Company before reaching retirement age, vested pension benefits are not forfeited. To the extent that pension payments are made, the regular pension payments are increased at a rate of 3% per annum. A widow’s/widower’s pension amounts to 60% of the pension benefit, if the pension falls due.

Release from obligation to disclose compensation of individual board members

By unanimous resolution of the Shareholders’ Meeting dated March 15, 2010, KDH AG was, in accordance with Sections 286 para. 5, 314 para. 2 sentence 2 HGB, released for the fiscal year ending on March 31, 2010 and for the four fiscal years thereafter from its obligation under Sections 285 no. 9 (a) sentences 5 to 9, 314 para. 1 no. 6 (a) sentences 5 to 9 HGB to disclose the amount of compensation paid to each individual member of the Management Board. Accordingly, no information about compensation paid to individual members of the Management Board of KDH AG is disclosed.

Imminent change of compensation system

As of the beginning of fiscal year 2010/2011, a new compensation structure of KDH AG in conformity with the requirements of the AktG and Corporate Governance Code will take effect, which will be implemented within the framework of the yet-to-be-finalized service agreements of members of the Management Board with KDH AG.

Introduction of a long-term compensation component

With the new compensation structure taking effect on 1 April 2010, KDH AG will introduce a new long-term, performance-based variable compensation component on the basis of a Long-Term Incentive Plan (“LTIP”). This new LTIP compensation component will comprise two stock-based elements – virtual performance shares and one-time grant of virtual stock options.

On the basis of the first LTIP element, members of the Management Board will at the beginning of each fiscal year be allotted a certain number of virtual performance shares, the value of which will correspond to approximately 100% of their fixed salary at the time of grant. The performance shares will be due for payout four years from grant (“Vesting Period”), provided that certain performance targets are reached within this Vesting Period. Performance targets will be defined by the total shareholder return of KDH AG stock relative to the M-DAX Index during the four-year Vesting Period. If the development of the total shareholder return of KDH AG stock during the Vesting Period corresponds to the development of the M-DAX Index, the performance target has been reached 100%. In this case, 100% of the performance shares are paid out. The relevant stock price is the price of KDH AG stock on the date of vesting (average stock price during the last 30 trading days preceding the vesting date). If the development of the total shareholder return of KDH AG stock beats the development of the M-DAX Index during the four-year Vesting Period, the number of performance shares due for payout will increase relative to the extent to which the total shareholder return of KDH AG stock outperforms the M-DAX Index up to a maximum of 200% of the number of performance shares originally allotted if the development of the total shareholder return exceeds the development of the M-DAX Index by 40% or more. The performance target is not reached, and performance shares are not paid out and are forfeited, if the development of the total shareholder return of KDH AG stock falls short of the development of the M-DAX Index by more than 20% during the Vesting Period or if the development of the total shareholder return of KDH AG stock falls below the development of the M-DAX Index and, at the same time, the price of KDH AG stock, plus any paid dividends, has dropped below the price of KDH AG stock at the time of grant.

On the basis of the second LTIP element, members of the Management Board will be granted a certain number of virtual stock options on a single occasion effective from the beginning of fiscal year 2010/2011. The stock options will vest in several tranches after two years (40%), three years (additional 30%), and four years (remaining 30%), respectively, provided that in each case particular performance targets are reached. Provided that the relevant performance targets are reached, stock options may for the first time be exercised after four years within a two-year exercise period (which may under certain circumstances be extended by up to two years at the discretion of the Supervisory Board). If stock options are exercised, the difference between the price of KDH AG stock on the date the virtual stock options were granted and the price of the stock on the date the options are exercised will be paid out.

In the event of unusual developments, the Supervisory Board may limit the number of performance shares subject to pay out as well as the number of exercisable virtual stock options.

Short-term performance bonus

In addition to the new LTIP compensation component, the annual variable compensation component previously in existence at KDG will continue in effect at KDH AG on the basis of a short-term performance bonus plan using an identical system solely based on Company-specific performance targets. Under this plan, starting in fiscal year 2010/2011, members of the Management Board will receive an annual target bonus in the amount of 80% of their fixed salary from KDH AG if performance targets are reached by 100%.

For fiscal year 2009/2010, the annual bonus will be paid out by KDG on the basis of the managing directors’ service agreements with KDG, depending on the extent to which the performance targets have been reached.

Replacement of managing directors’ service agreements with KDG

The Management Board members’ service agreements with KDH AG will take effect as of February 20, 2010. In the course of fiscal year 2010/2011, these new Management Board members’ service agreements will replace the current managing directors’ service agreements with KDG, and all existing pension obligations will be assumed by KDH AG. Until the date of replacement, KDG will for a transition period continue to pay the fixed salaries of members of the Management Board which will also be in settlement of their claims for compensation under the Management Board members’ service agreements with KDH AG. As of the date of replacement, members of the Management Board will receive their compensation directly from KDH AG.

Members of the Management Board will continue to receive the above benefits also under the new Management Board member’s service agreements, subject to adjustment of the terms and conditions of D&O insurance in conformity with the requirements of the German Stock Corporation Act (AktG).

II. Compensation of the Supervisory Board

The compensation of the Supervisory Board was determined by the Shareholders’ Meeting and is governed by Section 12 of the articles of association of KDH AG. Each member of the Supervisory Board receives a fixed salary in the amount of T€ 20 after the end of each fiscal year. The chairman of the Supervisory Board receives a fixed salary four times the aforementioned amount, and the vice-chairman receives a fixed salary one and a half times the aforementioned amount. The chairman of the executive committee receives, in addition, twice the aforementioned amount, and the chairman of the audit committee receives, in addition, four times the amount of the fixed salary paid to members of the Supervisory Board. Members of the Supervisory Board who serve as regular members, chairman, or vice-chairman of the Supervisory Board for only part of a fiscal year are compensated on a pro rata basis.

In addition, members of the Supervisory Board are paid T€ 1 for each meeting of the plenary Supervisory Board at which they are personally in attendance. Compensation for attendance of meetings is limited to T€ 1 per calendar day. In addition, the Company reimburses members of the Supervisory Board for expenses incurred by them in the performance of their duties and responsibilities as members of the Supervisory Board, including VAT payable on their compensation and expenses provided that VAT is invoiced separately.

In addition, also some of the members of the Supervisory Board (or entities connected with them) participate in various MEPs offered by the Group’s parent company (Cayman Cable Holding L.P.). In past years the participating Supervisory Board members (at the time in their role as supervisory board members of KDG) had been granted interests or options on the basis of such programs. In the past fiscal year no further interests or options were granted to the members of the Supervisory Board.

Since the Supervisory Board of KDH AG was not established until the Company’s reorganization into a German stock corporation on February 19, 2010, members of the Supervisory Board are for the fiscal year ending on March 31, 2010 entitled only to prorated payment of the aforementioned compensation based upon their length of service.

Outlook

Our business proved resilient in the recessionary macroeconomic environment since 2008 and based on this experience we think our business will also be robust in a recovering economy which is expected for the years to come.

Since 2006 KDH AG and its subsidiaries undertook an extensive investment program to upgrade its network, introduce new services and to expand its marketing and sales capabilities, allowing for the sale of broadband Internet access and fixed-line phone services and for a broader offering of premium TV services. We capitalized on our existing network assets and benefited from scalable economics with a largely fixed cost structure and success-based capital expenditures. As a result of this strategy we have achieved significant organic growth of revenues, EBITDA and free cash flow in recent years and we expect this pattern of success to continue over the next two years and beyond as we continue to pursue this strategy.

TV Business

We expect our Basic Cable business to continuously generate stable revenues and cash flows despite the fact that the Basic Cable subscriber base is likely to decline further. As in the past, however, this decline should occur mostly in the segment of indirect, low-ARPU subscribers due to continued disconnections of level-4 network operators. Consequently we will likely experience a further increase in the share of direct subscribers to which we can market our New Services. This trend could be accelerated by future acquisitions of level-4 network operators in our footprint. As in the past we will continue to evaluate potential value accretive acquisition targets and might, subject to market conditions and regulatory approval, further benefit from the ongoing consolidation of the German cable industry.

We think that the growing awareness of and demand for digital TV services will provide ample opportunities for us to drive innovation in the TV market and penetrate our Basic Cable subscriber base with additional Premium-TV services. During the next two years we plan to offer our customers enhanced Digital Video Recorders and Set-Top-Boxes while extending our HDTV offering. Moreover we are preparing to introduce true Video-on-Demand services with interactive features in our upgraded network. Selling these new services on a stand-alone basis or packaging them with our traditional Pay TV services will in our expectation create more growth in our TV business and should positively contribute to the EBITDA and cash flow development of our company.

Internet and Phone Business

As in recent years we expect that the Internet and Phone business will be the major contributor to our future growth in revenues and EBITDA. While growth of the German broadband market is slowing down with increasing penetration we expect to grow our broadband subscribers and revenues at rates significantly above market average. The cable industry has been gaining market share from DSL players and we expect our growth increasingly be fueled by churning DSL subscribers who are attracted by cable technology’s differentiating products and price-performance-leadership. This technology leadership will be further strengthened by the roll-out of our DOCSIS 3.0 services which provide speeds of 100 Mbit/s or more. We introduced DOCSIS 3.0 services early 2010 and are planning to roll-out this offering across our upgraded network during the next two years.

Network projects and capital expenditure

Accommodating for further growth of subscribers, traffic and new services we will continue to invest into our network and service platforms over the coming years. Also in future the majority of our capital expenditures will be success based, i.e., driven by the acquisition and installation of new subscribers and the expenditures for equipment related to our services. During the next two years, however, we will also redesign and renew our core network as we build-out our backbone network and migrate from satellite based to fiber based TV distribution. Despite this extra-ordinary effort we expect that the relative CAPEX intensity of our business – measured by the ratio of capital expenditures over sales – will further decline as we grow our revenue base while only moderately increasing capital expenditures in absolute terms.

As a consequence of the expected developments described above the operating free cash flow (EBITDA minus CAPEX) of our current business should continue to be strong and growing over the next two years. This will enable us to further reduce the net debt leverage of our current business and to fully meet the company’s financing obligations in the years to come (covenants, interest and principal payments).

Particular Events after the Balance Sheet Date

No material events after the balance sheet date.

Unterfoehring, May 27, 2010

Kabel Deutschland Holding AG

Dr. Adrian v. Hammerstein	Paul Thomason

Chief Executive Officer	Chief Financial Officer

Dr. Manuel Cubero del Castillo-Olivares	Erik Adams

Chief Operating Officer	Chief Marketing Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

	/s/ PAUL THOMASON	Kabel Deutschland GmbH (Registrant)

Date:	May 27, 2010	By
Paul Thomason, Chief Financial Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

	/s/ PAUL THOMASON	Kabel Deutschland Vertrieb und Service GmbH & Co KG (Registrant)

Date:	May 27, 2010	By
Paul Thomason, Managing Director